6/11

07025268

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Teleperformance S.A.

*CURRENT ADDRESS 6-8 rue Firmin Gillot
75015 Paris
France

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

FILE NO. 82- 35098

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐
AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT) ☐
SUPPL (OTHER) ☑
DEF 14A (PROXY) ☐

OICF/BY:

DAT : 7/16/07

Teleperformance

UPDATING OF ANNUAL REPORT 2005

1- 2006 Half-year consolidated financial statements

1.1 -Condensed consolidated interim financial statements

Condensed consolidated interim income statement

At June 30, 2006

In thousand euros	note	2006	2005 restated
Continuing operation			
Revenue		696 422	570 929
Other revenue		1 249	2 355
Personnel		-480 965	-386 511
Purchases and expenses		-118 467	-106 515
Taxes other than income taxes		-5 651	-5 396
Depreciation and amortization		-27 261	-22 753
Impairment loss on Goodwills			-2 500
Change in inventory of finished goods and work-in-progress		234	-654
Other operating revenue	18	2 966	1 784
Other operating expenses	18	-4 644	-3 394
Net operating profit before financing costs		63 883	47 345
Income from cash and cash equivalents		1 921	1 573
Interest on financial liabilities		-10 074	-7 636
Net financing costs	19	-8 153	-6 063
Other financial income	19	5 365	2 629
Other financial expenses	19	-5 315	-2 366
Share of profit of associates		5	10
Income taxes	11	-19 885	-17 790
Profit after taxes but before gain on discontinued operations		35 900	23 765
Résultat après impôt des activités arrêtées ou en cours de cession		-	1 556
Gain on sale of discontinued operations, net of tax		35 900	25 321
Net profit		34 656	23 449
Attributable to equity holders of the parent		1 244	1 872
Earnings per share			
Basic earnings per share (euro)		0,98	0,66
Diluted earnings per share (euro)		0,84	0,59

Condensed consolidated interim changes in consolidated equity

In thousand euros	Attributable to equity holders of the parent				Minority interests	Total
	Share capital	Translation reserve	Retained earnings	Total		
At January 1 2005	**88 281**	**-14 028**	**262 436**	**336 689**	**13 849**	**350 538**
Effect of changes in accounting policy arising from the adoption of IAS 32/39			**9 051**	**9 051**	**-3 276**	**5 775**
At January 1, 2005 restated	**88 281**	**-14 028**	**271 487**	**345 740**	**10 573**	**356 313**
Changes in consolidation scope					-5 452	-5 452
Translation differences		27 942	-1 683	26 259	1 242	27 501
Share-based payments			630	630		630
Other			-593	-593		-593
Own shares acquired			-13	-13		-13
Net profit			58 251	58 251	4 073	62 324
Dividends			-3 535	-3 535	-2 108	-5 643
At December 31, 2005	**88 281**	**13 914**	**324 544**	**426 739**	**14 013**	**440 752**
Increase in capital	25		186	211	256	467
Changes in consolidation scope					-212	-212
Translation differences		-17 142		-17 142	-399	-17 541
Share-based payments			315	315		315
Other			62	62		62
Own share acquired			-7	-7		-7
Net profit			34 656	34 656	1 244	35 900
Dividends			-10 594	-10 594	-1 706	-12 300
At June 30, 2006	**88 306**	**-3 228**	**349 162**	**434 240**	**13 196**	**447 436**

The amount of the translation differences may be analysed by geographical segment as follows:

	June 30, 2006	December 31, 2005
Europe	-149	1 530
Nafta	-5 853	8 941
Rest of the World	2 774	3 443
Total	**-3 228**	**13 914**

Condensed consolidated interim balance sheet

In thousand euros	note	At June 30, 2006	At December 31, 2005
Assets			
Intangible assets	12	345 092	345 324
Including Goodwill	*13*	*332 112*	*332 485*
Property, plant and equipment	12	126 592	124 739
Investment property		1 812	1 869
Investments in associates		11	13
Financial assets		5 656	11 929
Deferred tax assets		11 589	6 365
Total Non-current assets		**490 752**	**490 239**
Inventories		2 259	2 137
Current income tax receivable		10 941	11 472
Accounts receivable - Trade		322 697	316 132
Other current assets		37 343	34 809
Other financial assets		10 517	7 027
Cash and cash equivalents		185 278	197 863
Non-current assets classified as held for sale	7	5 542	109
Total current assets		**574 577**	**569 549**
Total assets		**1 065 329**	**1 059 788**
Equity			
Attributable to equity holders of the parent		434 240	426 739
Minority interests		13 196	14 013
Net equity		**447 436**	**440 752**
Liabilities			
Provisions	16	5 536	4 509
Financial liabilities	14	224 219	228 778
Deferred tax liabilities		8 783	2 392
Total Non-current liabilities		**238 538**	**235 679**
Provisions	16	7 881	5 254
Current income tax		11 641	18 282
Accounts payable - Trade		57 314	65 377
Other current liabilities		155 045	146 766
Other financial liabilities		142 927	147 678
Non-current liabilities classified as held for sale	7	4 547	-
Total current liabilities		**379 355**	**383 357**
Total liabilities		**617 893**	**619 036**
Total equity and liabilities		**1 065 329**	**1 059 788**

Condensed consolidated interim statement of cash flow

Period January 1st to June 30th

In thousand euros	note	2006	2005
Cash flows from operating activities			
Net profit attributable to equity holders of the parent		34 656	23 449
Net profit attributable to minority interests	1	1 244	1 872
Depreciation and amortization		27 266	25 253
Change in provisions		2 821	2 474
Share of profit of associates			
Net gain on disposal of non-current assets, net of tax		-571	-1 522
Net expense relating to share-based payments		315	315
Non-cash effect of transition to IFRS		1 183	1 411
Change in deferred tax assets and liabilities		1 418	-417
Other		-83	-69
Internally generated funds from operations		**68 249**	**52 766**
Change in working capital requirements relating to operations		-9 441	-17 210
Net cash from operating activities		**58 808**	**35 556**
Cash flows from investing activities			
Proceeds relating to disposals of non-current assets			
Intangible assets		451	238
Investments		4 715	4 065
Loans and advances		1 676	5 868
Acquisitions of non-current assets			
Intangible assets and property, plant and equipment		-31 186	-18 373
Investments		-11 506	-2 274
Loans and advances		-2 496	-5 340
Net cash from investing activities		**-38 346**	**-15 816**
Cash flows from financing activities			
Proceeds from the issue of share capital		468	592
Dividends paid to parent company shareholders		-10 594	-3 543
Dividends paid to minority interests in consolidated subsidiaries		-3 956	-2 183
Repayment of borrowings (net)		-36 738	-25 674
Proceeds from new borrowings		24 853	9 085
Net cash from financing activities		**-25 967**	**-21 723**
Change in cash and cash equivalents		**-5 505**	**-1 612**
Net cash at January 1		**152 025**	**129 530**
Effect of exchange rates on cash held		-3 811	2 939
Net cash at June 30		**142 709**	**128 874**

Cash and cash equivalents comprise cash overdraft for the needs of the statement of cash-flow.

Reconciliation of cash at end of period	2006
Assets: Cash and equivalents	185 278
Liabilities: Bank overdraft	-41 303
Liabilities: Assets and liabilities to be sold	-1 266
Following cash flow sattement	142 709

1.2- Notes to the condensed consolidated interim financial statements

1. Reporting entity

Teleperformance (the « Company ») is a company domiciled in France. The condensed consolidated interim financial statements of the Company as at and for the six months ended June 30, 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates.

The consolidated financial statements of the Group as at and for the year ended December 31, 2005 are available upon request from the Company's registered office at 6-8 rue Firmin Gillot, 75015 Paris or at www.srteleperformance.com

2. Statement of compliance

These condensed consolidated interim financial statements for the six months ended June 30, 2006 have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS34 Interim Financial Reporting. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2005, which were prepared in accordance with IFRSs.

These condensed consolidated interim financial statements were approved by the Board of Directors on September 20, 2006.

3. Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2005.

In accordance with note 1.1 to the condensed consolidated interim financial statements as at and for the six months ended June 30, 2005, the 2005 half year comparative information has been modified to take account of subsequent changes to IFRS (standards and interpretations). The only change concerns the treatment of commitments for the purchase of minority interests, which has been modified to conform to that adopted in the 2005 annual financial statements.

The impact on the 2005 half year comparative information is as follows:

	2005	**Reprocessing**	**2005 after reprocess.**
Gross financial borrowing cost	-6 812	-824	-7 636
Profit after tax	26 145	-824	25 321
Profit after tax share of the group	24 273	-824	23 449

4. Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except as described below, in preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2005.

During the six months ended June 30, 2006, management reassessed its estimates in respect of deferred tax assets not previously recognized in respect of tax losses (see note 11).

5. Financial risk management

During the six months ended June 30, 2006, the Group did not change its policy in respect of the hedging of foreign currency denominated items.

All aspects of the Group's financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended December 31, 2005.

Notes to the condensed consolidated financial statements

6. Segment reporting

Segment reporting by geographical location is as follows:

	Europe		Nafta		Rest of the World		Total	
In thousands of euros	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005
Revenue	330 643	284 498	284 959	228 908	80 830	57 523	696 422	570 929
Net operating profit before financing costs	32 081	20 974	30 863	21 552	939	4 818	63 883	47 345
Capital expenditure (including finance leases)	13 618	8 626	15 276	8 903	6745	3 117	35 639	20 646
Depreciation and amortization of non-current assets	10 818	10 781	12 630	9 590	3 839	2 385	27 286	22 755

	Europe		Nafta		Rest of the World		Total	
In thousands of euros	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Segment assets	567 989	548 008	413 285	432 411	84 055	79 478	1 065 329	1 059 897
Non-current	178 024	175 454	268 300	274 146	44 428	40 748	490 752	490 348
Current	389 965	372 554	144 985	158 265	39 627	38 730	574 577	569 549
Segment liabilities (except equity)	467 126	482 402	113 401	105 204	37 365	31 430	617 892	619 037
Non-current	191 696	205 347	45 442	29 515	1 400	817	238 538	235 679
Current	275 431	277 055	67 959	75 689	35 965	30 613	379 355	383 357

Notes to the condensed consolidated financial statements

7. Non-current assets and liabilities held for sale

Assets and liabilities held for sale comprise:

A property complex at Puteaux, in the Paris region

The market research business, in France represented by the subsidiary Teleperformance France, and in Italy and Germany by Grandi Numeri and its subsidiary Market Vision, respectively.

In thousands of euros	**2006**	**2005**
Assets		-
Real estate	89	-
Business	5 453	-
Total	**5 542**	-
Liabilities		
Real estate		-
Business	4 547	-
Total	**4 547**	-

8. Acquisition of subsidiaries

The Group made the following acquisitions during the first half of 2006:

- At the beginning of the year, the entire share capital of Direct Star, located in Russia, was acquired for a consideration paid in cash by RCC, a new Luxemburg subsidiary held 71% by the Group ;

Direct Star is consolidated with effect from January 1, 2006.

An additional purchase commitment of 15% is recognised as a financial liability.

- At the end of the first half year, Photel (Hungary) was acquired for a cash consideration;

The company is consolidated with effect from June 30, 2006.

The effect of these acquisitions on Group assets and liabilities is as follows:

In thousands of euros

Identifiable assets acquired	
Intangible assets	2
Property, plant and equipment	963
Total non-current assets	**965**
Inventories	8
Accounts receivable – trade and other current assets	1 430
Other financial assets	414
Cash and cash equivalents	668
Total current assets	**2 520**
Identifiable liabilities acquired	
Long-term financial liabilities	105
Total non-current liabilities	**105**
Short-term provisions	312
Current income tax	24
Accounts payable – trade and other current liabilities	322
Other financial liabilities	417
Total current liabilities	**1 075**
Net identifiable assets and liabilities	**2 305**
+ Goodwill	8 094
= Acquisition price	**10 399**
+/- Cash acquired	-668
= Effect of business combinations on cash	**9 731**

Notes to the condensed consolidated financial statements

9. Disposal of subsidiaries

During the second quarter of 2006, the Group sold its 50% holding in Akoa, a sales promotion company;

The 2006 half year consolidated results include only those of the first quarter of Akoa.

The disposal resulted in a decrease of 571 K€ in net assets, of which 286 K€ was attributable to equity holders of the Company, excluding the cash consideration of 725 K€. The increase in cash, net of cash held by Akoa, was 32 K€.

The results of this business included in the 2005 and 2006 first half consolidated income statements were as follows:

In thousands of euros	**2006**	**2005**
Results of the business disposed of	3 months	6 months
Revenue	748	1 723
Operating expenses	-505	-1 610
Net operating profit before financing costs	243	113
Financial result	1	5
Income taxes	-79	-40
Net profit	165	78
Net profit attributable to equity holders of the parent	83	34

10. Changes in scope of consolidation

The Group also made the following operations in the first half of 2006:

Company	**Consolidation with effect from**	**% control**
Increases in shareholdings		
Software del Plata (Argentina)	June 30	33%
CityTech (Argentina)	June 30	29%
TP Ouest	January 1	4%
Start-ups		
Technologie interactive (France)	January 1	75%
TP KK Nippon (Japan)	April 1	58%
TP Nearshore (Mexico)	May 31	89%
TP Chili (Chile)	January 1	100%
Partial disposals		
TP Autriche (Austria)	June 30	3%
Techcity Benelux	June 30	5%
SET (Belgium)	June 30	3%

Internal restructuring

Merger of Calltech into TP USA on January 1, 2006

Notes to the condensed consolidated financial statements

11. Income tax expense

The effective tax rate on the consolidated pre-tax results of continuing operations in the first half of 2006 was 35.6 %, compared with 35.3% for full year 2005, and 42% in the first half of 2005

This rate includes the effect of consolidation entries made on the adoption of IFRS (stock options, OCEANE, swaps, interest expense on commitments for the acquisition of minority interests, goodwill impairment) which did not give rise to deferred taxation.

Excluding the effect of these items, the effective tax rate is 33.9% in the first half of 2006 compared with 38.3% in the first half of 2005.

12. Intangible assets and property, plant and equipment

During the first half of 2006, the Group acquired intangible assets and property, plant and equipment of 35 639 K€ (compared with 20 725 K€ in the equivalent period of 2005).

This amount includes investments financed by financial lease for a value of 4 763 K€.

This amount excludes assets acquired through business combinations (see note 8) of 965 K€ (2005 1st half year: 91k€).

Assets with a net book value of 61 K€ were disposed of as part of the disposal of Akoa (see note 9). Other assets with a net book value of 542 K€ were sold for consideration of 440 K€ in the first half of 2006 (compared with 438 K€ in the equivalent period of 2005) giving a profit of 102 K€ (2005: 187 K€) included in the line item other operating revenue.

Capital commitments

Capital commitments for the acquisition of property, plant and equipment amounted to 932K€ as at June 30, 2006.

13. Goodwill

There was no indication of impairment as at June 30, 2006, and the Group has not carried out any impairment testing.

Goodwill is allocated to the following cash-generating units at June 30, 2006 and December 31, 2005:

In thousands of euros	**2006**	**2005**
Europe	104 835	97 459
Nafta	201 567	209 575
Rest of the World	25 710	25 451
Total	**332 112**	**332 485**

Notes to the condensed consolidated financial statements

14. Financial liabilities

Financial liabilities at June 30, 2006 may be analysed as follows:

	Current	Non current (1)	Total	Total 2005
Due to minority interests	19 530	31 803	51 333	56 405
Bonds	2 593	153 666	156 259	157 462
Loans from financial institution	49 717	23 669	73 386	88 643
Finance lease liabilities	7 917	8 266	16 183	18 101
Derivative financial instruments	575		575	892
Bank overdrafts	41 303		41 303	45 838
Other loans and financial liabilities	21 292	6 816	28 108	9 115
Total financial liabilities	**142 927**	**224 220**	**367 147**	**376 456**
Cash equivalents	-122 414		-122 414	-129 273
Cash and bank	-62 864		-62 864	-68 587
Total cash and cash equivalents	**-185 278**		**-185 278**	**-197 860**
Total Net debt	**-42 351**	**224 220**	**181 869**	**178 596**

(1) Due after 5 years : 644K€

The principal borrowings are as follows:

Company concerned	Amount initial	Amount At 30/06/2006	Floating rate basis	Maturity
Teleperformance	47 Million €	11.75 Million €	Euribor	04/2007
TGI	25 Million €	7.81Million USD	Libor	07/2007

The covenants included in the loan agreements were respected at December 31, 2005.

Convertible bonds

OCEANE terms

Date of maturity	1/01/2008
Issue price	21.10 €
Coupon rate	3.25%

Conversion and/or exchange ratio: one share for one bond

Movements in the amount of the OCEANE liability are as follows (in thousands of euros):

At December 31, 2005	157 462
Conversion rights exercised, 1st half 2006	-211
Amortization of bond issue expenses	389
Amount classified as equity	1 183
2005 interest paid	-5 157
Accrued interest, 1st half 2006	2 593
At June 30, 2006	156 259

Notes to the condensed consolidated financial statements

15. Share-based payments

The Group has implemented a stock option plan to give senior management and long-serving personnel the possibility to obtain Company shares. The terms of the stock option plan are set out in the 2005 consolidated financial statements.

The combined General Meeting held on June 1, 2006 decided to extend the June 25, 2001 plan, which had expired on June 21, 2006, by one year.

16. Provisions
Movements in provisions in the first half of 2006 were as follows:

	01/01/06	Increase	Reversal Utilized	Reversal Non utilized	Exchange adjustments	Other	06/30/06
Provision for risks							
- Personnel	358	18		-4	-13	-232	127
- Fiscal	440						440
- Other		362					362
Retirement benefits	3 632	545	-1	-18	-5	-21	4 131
Provisions for other expenses	79	422	-10	-10	-5		476
Total non-current	**4 509**	**1 347**	**-11**	**-32**	**-23**	**-253**	**5 536**
Provisions for risks							
- Sales related	1 222	2 462	-719	-98	-107	744	3 504
- Personnel	2 580	478	-166	-262		-171	2 459
- Fiscal	1 041	154			-7		1 188
- Other	394	374	-32	-7	-2	-1	726
Retirement benefits	17	12		-12		-13	4
Total current	**5 254**	**3 466**	**-917**	**-379**	**-136**	**592**	**7 881**
Total Provisions	**9 763**	**4 813**	**-928**	**-411**	**-159**	**338**	**13 417**

Sales-related provisions comprise provisions on sales for quality related risks, and for penalties and litigation.

Provisions for personnel concern essentially dismissal procedures before employee tribunals. Fiscal provisions cover risks arising from tax examinations by fiscal authorities.

17. Contingent assets and liabilities
Net asset warranties received or given in respect of the acquisition or disposal of shareholdings.
No warranty has been called on in respect of acquisitions or disposals made prior to December 31, 2005.
Acquisition agreements made in the first half of 2006 include similar commitments by the sellers in favour of the Company or the acquired subsidiary which warrants any undisclosed liability existing at the date of acquisition.

Notes to the condensed consolidated financial statements

18. Other operating revenues and expenses

Other revenues include an amount of 898 K€ in respect of capital gains on disposal of shareholdings, including 439 K€ from the sale of Akoa (sales promotion) in the first half of 2006, and 459 K€ from a price adjustment relating to the sale of Design Board in 2005, which was received in the first half of 2006.

	1st half 2006		1st half 2005	
	Revenues	Expenses	Revenues	Expenses
Revenues and expenses from normal business	2 068	503	1 784	1 642
Provisions on current assets		1 397		1 549
Provisions for contingencies		2 744		203
Capital gains on disposal of shareholdings	898			
Total	**2 966**	**4 644**	**1 784**	**3 394**

19. Financing costs and other financial income and expenses

	1st half 2006		1st half 2005	
	Income	Expenses	Income	Expenses
Net financing costs				
Interest on OCEANE bonds*		3 776		3 705
Other interest	1 921	4 163	1 573	2 314
Interest on finance leases		807		505
Interest on commitments for the acquisition of shareholdings of minority interests		1 328		1 112
Total	1 921	10 074	1 573	7 636
Other financial income and expenses				
Exchange rate differences	4 678	4 772	1 904	1 113
Impairment losses	68	4		141
Change in fair value of derivative financial instruments		32		180
Other	619	507	725	932
Total	5 365	5 315	2 629	2 366
* including an equity component of:		1 183		1 126

20. Related parties

Transactions with senior management

Companies controlled by Mr. Jacques Berrebi have received remuneration from the Company and/or its subsidiaries in respect of services performed.

Such remuneration amounted to 270 K€ in the first half of 2006.

Notes to the condensed consolidated financial statements

21. Subsequent events

During the third quarter of 2006, the group disposed of its market research business, carried on in France, Italy and Germany by Teleperformance France and by the subsidiaries Grandi Numeri (Italy) and Market Vision (Germany).

On August 2, 2006, the Board of Directors granted 776.600 bonus shares as authorized by the combined General Meeting of June 1, 2006, within a limit of 2,3% of the share capital of the Company at the date of the General Meeting.

To the knowledge of Teleperformance, there has been no other subsequent event which could have a significant impact on the business, financial position, results and assets and liabilities of the Group.

1.3 Management report – 1st Semester 2006

1.3.1 ACTIVITY OVER THE LAST SEMESTER

The consolidated accounts for the 1st semester 2006 submitted by the Board of Directors highlighted the following results:

Summary of Consolidated Data (in Millions of Euros)		30/06/2006	30/06/2005 after reprocessing	31/12/2005
Revenues		**696.4**	**570.9**	**1,195.9**
EBITDA		91.1	72.6	158.6
Rate	13.1%	12.7%	13.3%	
Income from operations		**63.9**	**47.3**	**106.1**
Operating Margin	9.2%	8.3%	8.9%	
Financial Result		-8.1	-5.8	-12.2
Tax Expenses		-19.9	-17.7	-33.1
Net Income Before Discontinued Operations		**35.9**	**23.8**	**60.8**
Including Group Share	34.7	22.5	57.2	
Net Profit from Discontinued Operations		-	1.5	+1.5
Net Income		**35.9**	**25.3**	**62.3**
Including Group Share	34.7	23.5	58.2	

Consolidated Financial Structure (in Millions of Euros)	30/06/06	30/06/05 after reprocessing	31/12/2005
Cash Flow	**68.2**	**52.8**	**120.5**
Change in Working Capital Requirements	-9.4	-17.2	-17.8
Net Cash Flow from Operating Activities	**58.8**	**35.5**	**102.7**
Net Capital Expenditures (Capex)	-30.7	-18.1	-47.5
Net Financial Investments (Equity Shares)	-6.8	+1.8	-10.0
Total Consolidated Shareholders' Equity	**447.4**	**367.5**	**440.7**
Consolidated Shareholders' Equity, Group Share	434.2	355	426.7
Net Financial Debt	**181.9**	**159.3**	**178.6**

A/ 1st Semester 2006 Activity

The 1st semester 2006 consolidated revenues, **based on published data**, were **€ 696.4 million** versus € 570.9 million in 2005, increasing by **nearly 22%.**

After deduction of the foreign exchange and scope of consolidation effects, the Group's consolidated revenues, **on a comparable basis, increased by 13.3%** over the first six months of the current financial year, instead of 12% in 2005.

Inbound activities represented 66% of the Teleperformance Group's revenues in the 1st semester 2006, versus 62% in the 1st semester 2005, increasing by 4%.

The positive effect of exchange rates on the 1st semester 2006 amounted to € 30.3 million and mainly resulted from the rise of the U.S. Dollar and the Brazilian Real against the average rate applied in 2005.

The scope of consolidation effect represented a net positive impact of € 16.5 million. After adjusting the scope of consolidation effect, the Group's revenues, on a comparable basis, amounted to € 587.5 million in the 1st semester 2005.

The scope of consolidation effect mainly results from external growth transactions completed in the following regions:
NAFTA: MCCI (Canada) - end of December 2005
Europe: Techmar (Belgium) - end of September 2005 – and Direct Star (Russia) - January 2006.

Moreover, last May the Group sold Akoa, a company specializing in sales promotion (Marketing Services), to its managers.

The evolution of revenues per region can be shown as follows:

(in %)	30/06/06	30/06/05
Europe	47.5	49.8
NAFTA	40.8	40.0
Other	11.7	10.2
Total	100	100

B/ Profitability

Income from Operations amounted to **€ 63.9 million** in the 1st semester 2006, versus € 47.3 million in the 1st semester 2005, an increase of **35%.**
The operating margin rate(*) was 9.2% versus 8.3% in the 1st semester 2005. This figure includes € 0.9 million of income generated by the investments sold in the Marketing Services Division (Design Board and Akoa).
In addition, the 2005 operating margin was also impacted by the € 2.5 million impairment loss applied to the residual goodwill related to the U.S. subsidiary Noble Systems.
After deducting these extraordinary items, the operating margin rate(*) amounted to 9.1% at June 30, 2006, versus 8.7% in 2005.

(in Millions of Euros)	30/06/06	30/06/05
Income from Operations(*)	63.9	47.3
Adjustments		
Capital gain on securities	-0.9	-
Impairment Loss		+2.5
Total	63.0	49.8
Margin Rate	9.1	8.7

(*) Income from operations / Revenues ratio

The **EBITDA** amounted to **€ 91.1 million**, versus € 72.6 million in the 1st semester 2005, representing **13.1% of the revenues**, versus 12.7% at June 30, 2005 and 13.3% at December 31, 2005.

Net financial expenses increased by € 3.1 million, amounting to **€ 8.1 million** versus € 5.0 million at June 30, 2005.

They may be split as follows:

(in Millions of Euros)	30/06/06	30/06/05	30/06/2005 after adjustment
IAS 32/39 Impact	-2.5	-1.6	-2.4
Foreign Exchange Effect	-0.1	+0.8	+0.8
Financial Interests	-5.5	-4.2	-4.2
Total Net Financial Expenses	-8.1	-5.0	-5.8

The impact of the IAS 32/39 implementation corresponded to a financial expense of € 2.5 million in the 1st semester 2006, versus € 1.6 million in 2005.
This increase may be explained mainly as commitments to minority shareholders at June 30, 2006 were not assessed as they were in the accounts at June 30, 2005. This new approach, which is similar to the approach adopted in the annual accounts at December 31, 2005, would have had a negative impact of € 0.8 million on the 1st semester 2005 results.
The corporate tax amounted to **€ 19.9 million**, versus € 17.8 million in the 1st semester 2005.
The average tax rate amounted to 35.6% versus 42.0% at June 30, and 35.3% at December 31, 2005.
This rate was impacted by the consolidation adjustments related to the IFRS implementation (stock options, OCEANE, interest rate swap, financial expenses related to minority interest purchase commitments, impairment loss), which are not liable to deferred tax allowances.
After these adjustments, the average tax rate amounted to 33.9% versus 38.3% at June 30, 2005 and 33.7% at December 31, 2005.

The Group's net income, before profit from discontinued operations or operations to be sold, amounted to € 35.9 million, versus € 24.6 million in the 1st semester 2005.
As Group Share, it amounted to € 34.6 million versus € 23.3 million in the 1st semester 2005, **increasing by +48%.**

To be noted that no income from discontinued operations or operations to be sold was recognized during the 1st semester 2006.
Net profit from discontinued operations or operations to be sold amounted to € 1.5 million at June 30, 2005, including € 1 million as Group Share.

As a consequence, the net income over the first six months of the year amounted to €35.9 million, including € 34.7 million as Group Share, versus € 24.3 million in 2005, **increasing by 43%.**

1.3.2 FINANCIAL STRUCTURE AT JUNE 30, 2006

Total consolidated shareholders' equity represented **€ 447.4 million**, including **€ 434.2 million as Group Share**.

The Group's **Free Cash Flow** increased by 27% during the 1st semester 2006, amounting to **€ 68.2 million** versus € 52.8 million at June 30, 2005.

Considering the variation of working capital requirements, the Net Cash Flow generated by operating activities amounted to **€ 58.8 million** versus € 35.6 million at June 30, 2005, increasing by **65%**.

The Group's net financial indebtedness (in Millions of Euros) was split as follows:

	June 30, 2006	Dec. 31, 2005
Debts related to minority interest purchase commitments	51.3	56.4
OCEANE (convertible bond)	156.2	157.4
Bank Credits	41.3	45.9
Other Debts	118.3	116.8
Total Financial Liabilities	**367.1**	**376.5**
Cash Assets and Equivalents	-185.2	-197.9
Total Net Financial Indebtedness	**181.9**	**178.6**

1.3.3 OUTLOOK

The results achieved during the first semester 2006, as well as the business outlook for the second semester, are in line with the annual objectives that were announced last May. Therefore, the Teleperformance Group management team has confirmed its 2006 annual objectives, i.e., revenues included between € 1,350 and 1,400 million and net income, Group Share, included between € 68 and 70 million.

This figure does not take into account the impact (pursuant to the IFRS) related to the free stock option plan introduced by the Shareholders' General Meeting on June 1, 2006 and implemented by the Board of Directors on August 2, 2006. This expense will represent € 4.6 million in the Group's 2006 financial statements.

1.4 Statutory auditors' report on review of condensed consolidated interim financial statements

"This is a free translation into English of the statutory auditors' review report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France "

In our capacity of statutory auditors of Teleperformance S.A. and in accordance with the requirements of article L. 232-7 of the French Commercial Law (Code de commerce), we hereby report to you on:

- the review of the accompanying condensed half-year consolidated financial statements of Teleperformance S.A. for the period 1st January to 30 June 2006;
- the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the EU applicable to interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year management report commenting the condensed half-year consolidated financial statements subject of our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Mérignac and Maison Alfort, 26 September 2006

KPMG Audit Department of KPMG S.A.	BDO MG Sofintex Member of BDO
Eric Junières *Partner*	Jean Guez *Partner*

2- Update of the Annual Report filed on May 2, 2006

Additional information to that contained in the 2005 Annual Report

2.1 -Press releases

a) Press release published on April 18th 2006

SR.Teleperformance Expands Latin American Footprint by Launching Teleperformance Chile

Paris, April 18th, 2006 - SR.Teleperformance, a global leader in contact center management – a public company listed at Euronext, ticker symbol FR 0000051807 – *announced* today the start-up of its new Teleperformance Chile operation.

Teleperformance Chile begins operations in a state-of-the-art facility located in Santiago and will grow to an estimated 600 employees during the initial staffing phase. In addition to servicing the local market, the operation will offer comprehensive offshore contact center outsourcing services in both English and Spanish to support the US, Spain and other key markets. In fact, the initial implementation is associated with the expansion of a highly successful Teleperformance offshore program currently operating in Argentina.

Norberto Varas, CEO Teleperformance Argentina and Chile said: "We are very happy to officially launch Teleperformance Chile. Santiago has the right combination of infrastructure, culture and great people to make it attractive to both Teleperformance and our clients. Our goals are to make Chile a truly relevant offshore option and at the same time we intend to grow into a major local market player. We have used this formula successfully for many years throughout the world and I am confident it will succeed here."

Pablo Quezada, General Manager Teleperformance Chile stated: "Teleperformance opens up a great employment opportunity in our country for all levels of jobs. Due to Teleperformance professional expertise, quality certifications and processes, this also helps our country to be better positioned for regional industry growth based on improved standards. The government has really embraced our presence here and we are fully committed to work with the respective government entities to maximize our collective opportunities."

Daniel Julien, Chairman of the Supervisory Board of SR. Teleperformance commented: "Chile is an exciting addition to both our global and regional footprint. This expansion gives our clients in multiple markets additional offshoring alternatives and shows our confidence and commitment in growing our operations within Latin America to capture local market share as well."

b) Press release published on May 11th 2006

2005: Strong Growth Rate and Increased Profitability Ratios

Financial Data:

Summary of Consolidated Data (in Millions of Euros)	31/12/2005	31/12/2004	Progression
Revenues	1,196.0	953.0	+25.5%
EBITDA	158.6	117.8	+34.6%
Income from operations	106.1	77.0	+37.8%
Profit on ordinary activities before tax	93.9	68.6	+36.9%
Net Income, Group Share, before profit from discontinued operations	57.2	41.3	+38.5%
Net Income, Group Share	58.2	51.1	+13.9%
Cash Flow	120.5	90.3	
Change in Working Capital Requirements	17.8	37.6	
Net Cash Flow from operations	102.7	52.7	

Based on published data, consolidated revenues increased by +25.5%, reaching € 1,195.8 million.
On a comparable basis(*), the Group achieved a +12.9% organic growth in 2005 in terms of revenues.
Income from operations increased by 37.8% compared to 2004, amounting to € 106.1 million.
Therefore, the increase of the operating margin rate(**) remains in line with the objectives set, reaching 8.9% in 2005, versus 8.1% in 2004.

(*) Excluding foreign exchange and scope of consolidation effects
(**) Income from operations / revenues

SR.Teleperformance's net income, Group Share, before profit from discontinued operations, amounted to € 57.2 million, versus € 41.3 million at December 31st, 2004, representing an increase close to 39%.
Overall, the net income, Group Share, amounted to € 58.2 million, including € 1 million resulting from operations sold in 2005.
Given the stronger profitability combined with the measures taken to reduce working capital requirements, SR.Teleperformance significantly increased its net cash flow from operations, amounting to € 102.7 million in 2005 versus € 52.7 million in 2004.

Operational Data:

For SR.Teleperformance, 2005 was a year of very strong growth in terms of sales strategy and positioning, which was translated as follows:

Stronger position on the worldwide market, being the world'#2 provider of outsourced CRM solutions, with the largest footprint (presence in 39 countries) in this industry:
- Leader on the European market
- Strong, visible and recognized presence in Americas
- Growing presence in Asia-Pacific
- A wide range of strategic site shoring management solutions, including a large and diversified offshore network

An end-to-end range of services to create and optimize customer value throughout the customer relationship management cycle.

Customer Service	49.0%
Customer Acquisition	29.0%
Technical Assistance	15.0%
Debt Collection	2.0%
Other	5.0%

Consolidated Inbound activity, representing 64% of the Group's total revenues in 2005, versus 59% in 2004;
Representation in all major industries, in line with the global market;
Loyal and stable clients: 100% of clients ranked in Top 10 have been SR.Teleperformance's active partners for more than 2 **years.**

THE OBJECTIVES FOR 2006 ARE REVISED UPWARDS

1. Strong Growth Dynamic over the 1st Quarter 2006

SR.Teleperformance's consolidated revenues for the 1st Quarter 2006, based on published data, amounted t333.7 million, an increase of +30.1%.Excluding foreign exchange and scope of consolidation effects, the Group's achieved a +17.1% organic growth rate in terms of consolidated revenues across its worldwide network.This excellent performance at the beginning of the year results from the sustained contact volumes in existing programs, as well as from the progressive implementation of part of the new business signed in 2005.

The key highlights in the 1st Quarter 2006:

Strategic start-up operations launched (Teleperformance Interactive in France, TP Chile and TP Japan)

Acquisitions (MCCI at the end of 2005 and Direct Star in Russia in February 2006)

Consolidation of operations (merger of TP USA with CallTech, and of All by Phone with TP Germany)

Projected set-up of TP Nearshore (English operations in Mexico for the U.S. market) and of operations in China in the 2nd semester 2006.

2. Objectives for the 1st Semester 2006

(€ 1 = US$ 1.24)

The objectives for the 1st semester 2006 are as follows:

Revenues included between 680 and 690 million Euros:
+20% based on published data
+13% on a comparable basis

Increased profitability ratios compared to 2005:
Operating margin rate exceeding 9%

Net income, Group Share, before profit from discontinued operations,
included between 32 and 33 million Euros, i.e., an increase of +40% compared to 2005.

3. Annual Objective

(€ 1 = US$ 1.27)

The objectives for the year 2006 are as follows:
Revenues included between 1,350 and 1,400 million Euros,
i.e., +15%, based on published data
and +10% on a comparable basis;

Increased profitability ratios compared to 2005:
Operating margin rate exceeding 9.5%;

Net income, Group Share, before profit from discontinued operations,
included between 68 and 70 million Euros, i.e., +20% compared to 2005.

4. Combined Ordinary & Extraordinary General Meeting on June 1st 2006

During the General Meeting, the following agenda will be discussed:
-a dividend of € 0.30 per share (+20%),
-the implementation of non-competition contracts for the managers who founded the Group in order to better secure the assets of SR.Teleperformance,
-renewed authorizations to issue securities,
-a free stock option plan to motivate and retain the 70 main managing directors in the Group worldwide,
-change of corporate name: "SR.Teleperformance" will become "Teleperformance".

c) Press release published on May 17th 2006

SR.Teleperformance Expands Asia Pacific Footprint by Launching Teleperformance Japan

Paris, May 17th, 2006 - SR.Teleperformance, a global leader in contact center management – a public company listed at Euronext, ticker symbol FR 0000051807 – announced today the start-up of its new Teleperformance Japan operation. The legal entity name is Nippon TP Co., Ltd.

Teleperformance Japan began operations today in a state-of-the-art contact center facility located in Fuchu, a suburb of Tokyo. Operations are expected to grow to an estimated 150 employees during the initial staffing phase. The facility will serve both new and existing Teleperformance clients by providing domestic contact center outsourcing solutions.

Kota Ohashi, CEO Teleperformance Japan said: "We are very happy to officially announce the opening of Teleperformance Japan. Due to unique cultural, historical and geographic development factors, the timing is perfect to improve the customer experience and overall contact center results performance for our clients. Based on Teleperformance's unquestioned and long established global expertise, and our respect and understanding of local cultures, we intend to set and sustain a new standard for the industry here."

Tomoko Inaba, COO Teleperformance Japan stated: "We are extremely pleased to be one of the first companies in Japan to offer true industry leading best practices and operations to serve our clients contact center needs. By combining Teleperformance's proven operating model with our experienced local staff, we offer our clients a clear and significant advantage in reaching and exceeding their business objectives in Japan."

Daniel Julien, Chairman of the Supervisory Board of SR. Teleperformance commented: "Japan is the second largest economy in the world so this is an excellent addition to both our global and growing Asia Pacific footprint. Based on our many years of experience all over the world, we see a real opportunity to help our clients maximize results through solutions attuned to the local market. For Japan, this value-added domestic approach drives real efficiencies and fits cultural needs particularly well."

d) Press release published on June 1st 2006

Shareholders take all measures required to help SR.Teleperformance pursue the race for global leadership

Paris, June 1st, 2006 – During the Shareholders' Combined Ordinary and Extraordinary General Meeting of the SR.Teleperformance Group held on June 1st, 2006 and presided over by Daniel JULIEN, all the resolutions on the agenda were adopted, except for the 25th and 29th resolutions.

In the presentation of the Group's 2005 achievements, Christophe ALLARD, Chairman of the Board of Directors, declared: "Your company achieved an outstanding performance crowning the efforts made over the last two years (...)." Moreover, he added that "in 2006 the company will maintain this growth policy, especially with external growth transactions."

The SR.Teleperformance Group's 2005 annual accounts were approved, as well as the payment of a € 0.30 dividend per share, a 20% increase compared to last year.
The dividend will be paid as of July 17th, 2006.

The General Meeting also decided:
- the implementation of non-competition agreements for the founders of the Group in order to better secure the assets of SR.Teleperformance,
- the authorization to grant free shares to motivate and retain the 70 main managing directors in the Group worldwide,
- the change of corporate name from "SR.Teleperformance" to "Teleperformance",
- the harmonization of the articles of incorporation pursuant to the new legal provisions as a result of the Decree dated June 24th, 2004 and the Breton Law dated July 26th, 2005,
- to postpone the exercise date for the options granted on June 25th, 2001 for one year, i.e. until June 25th, 2007,
- renewed authorizations to issue securities with preferential rights of subscription.

And finally, this evening Teleperformance announces their plan to use these authorizations to issue new shares enabling the Group to call for capital up to € 250 million approximately (issue premium included) in the near future, depending on the market conditions.

Jacques BERREBI declares that "the purpose of this call for capital will be to finance the development program of the Teleperformance Group in 2006-2007, both in terms of external and internal growth, in Europe as well as in the rest of the world."

e) Press release published on June 9th 2006

Teleperformance's Observation Time Before Capital Increase

Considering the current financial market conditions, the Teleperformance Group decided to allow observation time before increasing its capital, in order to take advantage of the best opportunity for its internal growth transactions and its acquisition policy.

f) Press release published on June 12th 2006

Teleperformance Meets With Philippines President Arroyo – Announces Expansion Plans in Bacolod

Paris, June 12th, 2006 - **Teleperformance**, a global leader in contact center management – a public company listed at Euronext, ticker symbol FR 0000051807 – Company executives met with Philippines President Gloria Macapagal Arroyo and other Government officials on Friday, April 28th and today announced phased expansion plans to double U.S. offshore capacities within the country starting with a new state-of-the-art contact center facility in Bacolod City. Bacolod is located in the Negros Occidental Province of the Visayas Region. Teleperformance currently operates 2 contact center facilities in Metro-Manila comprised of approximately 2,200 workstations and over 3,400 total employees.

The new Bacolod facility will be implemented in August 2006 and is expected to grow to approximately 600 workstations and 900 employees within its first year of operation.

President Gloria Macapagal Arroyo commented: "Teleperformance is one of the most established and most respected contact center outsourcing companies in the Philippines. I believe I speak for all of us when I say we are delighted that, after an extensive evaluation process, a global industry leader of this caliber has made the wise decision to significantly expand operations in our country. Their decision is a direct reflection of the quality of our people, our infrastructure and our positive business climate."

Mayor Bing Leonardia, Bacolod City, added: "The decision by Teleperformance to launch operations in Bacolod underscores the great strengths of our community. This is truly a win-win situation. We provide Teleperformance a wonderful expansion location with many unique advantages to successfully serve their customers.......the world's largest companies. Bacolod City gets hundreds of excellent new job opportunities with an exceptional and financially strong global enterprise."

Dominic Dato, CEO of Teleperformance USA said: "We are very happy to officially announce our Philippines expansion plans starting with the new Bacolod facility. Teleperformance has had tremendous and sustained success serving our U.S. client base in our Metro-Manila operations and we also intend to continue our growth there. We have already previewed our Bacolod facility plans with several key clients and they absolutely love the location, demographics and overall amenities. We have operations in over 40 countries and we are not biased on where we place facilities. It all comes down to delivering the highest value to our clients. Teleperformance has been and continues to be committed to the Philippines based on tangible and significant client benefits and results."

David Rizzo, Teleperformance General Manager – Philippines, stated: "In addition, of course, to her Excellency, Mrs. President Gloria Macapagal Arroyo and Mr. Mayor Bing Leonardia, we want to especially thank Mr. Mayor Diding Gamboa of E.B. Magalona, Mr. Vice Mayor Francis J. Jalandoni of Silay City, and Councilor Jocelle Batapa-Sigue, head of the Bacolod City IT Focus team for all of their wonderful insight, help and support in reaching this decision. It's a great day for Bacolod and Teleperformance. We could not have reached this point without the outstanding cooperation we received from all of these esteemed and distinguished representatives."

Daniel Julien, Chairman of the Supervisory Board of Teleperformance commented: "The Philippines is a wonderful place for U.S. offshore services. Our commitment to the country started almost a decade ago when we opened Teleperformance Philippines. We now employ more than 3,000 full-time equivalents. The Pilipino people are smart, nice and well educated so it's a pleasure to work with such a quality workforce.

We plan to double our capacities here in the next two or three years and Bacolod has been selected to be one of our main hubs besides Metro-Manila. Mr. Mayor Bing Leonardia, his entire team and the Presidents of the local Universities have been very proactive. We also feel blessed and extremely honored for the visit and support of her Excellency, Mrs. President Gloria Macapagal Arroyo. The work force is great and we are sure that Bacolod is going to become the tech support paradise for our agents and clients."

g) Press release published on June 21st 2006

TELEPERFORMANCE SETS UP IN HUNGARY

Paris, June 21st, 2006 – Teleperformance, the World's #2 Leader in Contact Center Management, announced today the acquisition of 70% of the share capital of Photel Inc., one of the outsourced contact center leaders on the Hungarian market.

Founded by Mr. Zsolt Lakatos in 2002, Photel developed its call center activities on the Hungarian market, strictly complying with the international standards. The company mainly provides its clients with a wide range of outsourced CRM and contact center services, such as customer acquisition, customer service and technical assistance.

Photel, who now generates approximately 80% of its revenues from Inbound business and 20% from Outbound business, is based in Budapest and operates nearly 100 workstations. The existing clients, both national and international companies, mainly come from developing sectors: Finance & Insurance, Automotive, Transport, Media, IT & Telecom.
Photel operates on the local market and also runs multilingual offshore operations (mainly in Balkan and Slavic languages).

Christophe Allard, Chairman of the Teleperformance Board of Directors said: "We, Jacques Berrebi, Daniel Julien and myself, are really happy about this acquisition as it is perfectly in line with the development strategy of the Group in the Eastern Countries. We can now provide our clients with the same level of quality and performance in the region as in any other region in the world through our local subsidiaries: Russia, Poland, Slovakia, the Czech Republic and Hungary. For our Group, this regional market represents a very significant growth potential and a useful multilingual platform for our existing and future international accounts."

Zsolt Lakatos, CEO of Photel Inc., added: "Photel is a young Company but already one of the market Leaders in the outsourced contact center business. The whole management is very pleased to join Teleperformance Group as we will benefit from its 30-year international experience and know-how, which will reinforce our position on the Hungarian market. I am deeply convinced that the combination of Teleperformance's experience and methods with our local market knowledge, as well as the dynamism of our youth will increase our contribution to the performance of our clients on the Hungarian market."

h) Press release published on August 2nd 2006

GRANT OF ORDINARY SHARES TO SOME EMPLOYEES AND OFFICERS UNDER BONUS SHARE AWARDS

Description of the transaction

The transaction consists on a conditional award of bonus shares to be issued in favor of persons designated by the Managing Board, who are employees and corporate officers of TELEPERFORMANCE (the "Company") and certain related French and foreign subsidiaries. The ultimate grant of shares is subject to various conditions laid down by the Company's Managing Board and will occur at the end of a two–year vesting period. Such bonus share award was decided by the Managing Board on the 2nd of August 2006, as approved by the Ordinary and Extraordinary Shareholders Meeting held on the 1st of June 2006, pursuant to its thirtieth resolution, subject to a limit equal to 2.30% of the share capital as of 1st of June 2006.

Number of shares to be awarded

A total of 776,600 bonus shares, with a par value of 2.50 euros each, has been awarded, pursuant to a decision of the Managing Board dated 2nd of August 2006, free of charge to the Awardees (subject to any required adjustments), which represents an award of 776,600 new shares to be issued, corresponding to 2.20% of the Company's share capital as of the 1st of June 2006.

Purpose of the bonus share awards

The bonus share award is intended to reward Awardees for their contribution to the TELEPERFORMANCE group's development and to allow them to participate in the Company's future performances via the evolution in the value of its shares.

Listing of the bonus share awards

The bonus share awards will be subject to an application for listing on Eurolist by Euronext Paris.

Type and Class of shares to be awarded

The share awards will consist on the Company's ordinary stock, all being of the same class as the existing shares that currently comprise the share capital.

Rights attaching to the bonus share awards

The bonus shares' record date shall be the 1st day of the fiscal year during which they are issued, and they will carry entitlement to any dividend payments made the following year in respect of such fiscal year.

The bonus shares will have the same interests, rights and privileges, and will be entitled to the same treatment, as existing shares as from the date on which a dividend payment is made in respect of the fiscal year preceding that in which they were issued. However, if no such dividend payment is made, the bonus shares shall enjoy such interests, rights, privileges and treatment subsequent to the annual shareholders meeting called to approve the financial statements for such fiscal year.Upon their creation, said bonus share awards shall be subject to all of the provisions of the by–laws.Accordingly, each new share will carry equal entitlement to participate in the company's assets, as well as in any profits and liquidating dividends, proportionately for the portion of the Company's share capital it represents, taking into account any amounts redeemed and unredeemed, or partially or fully paid up, as the case may be, as well as any rights appurtenant to different classes of shares.

Share Issue under the Bonus Share Awards

The shares arising under the bonus share awards shall be issued by the Company at the end of a two–year vesting period.

Required Holding Period applicable to share grants

Once granted, shares shall be non–transferable, non–assignable and non–tradeable for a period of two years.

Shares to be held in registered form

The shares granted to Awardees must be kept in registered form during the required holding period.

The shares must be recorded in share ledgers or share registers as prescribed by all applicable statutes, laws and regulations in force.

Restrictions vis–à–vis the United States

The Company intends to structure the grant of the bonus share awards in a way to benefit from an exemption provided under the U.S. Securities Act of 1933, as amended (hereinafter the "U.S. Securities Act") and as a result, the bonus share awards have not been registered under the U.S. Securities Act.

i) Press release published on August 9th 2006

TELEPERFORMANCE Increased its Revenues during 1st Semester 2006:

+21.9%, based on published data
+13.3%, on a comparable basis*

* excluding foreign exchange and scope of consolidation effects

The Teleperformance Group's consolidated revenues in the 1st semester 2006 amounted to € 696.2 million, versus € 570.9 million during the same period last year, i.e., an increase of +21.9%, based on published data.

Excluding foreign exchange and scope of consolidation effects, the Group recorded an organic growth of +13.3% in the 1st semester 2006, versus +12.0% during the same period in 2005.

Teleperformance's consolidated revenues in the 2nd quarter 2006 amounted to € 362.5 million, representing an increase of +15.3%, based on published data.

After deduction of the foreign exchange and scope of consolidation effects, the Group recorded an organic growth of +10.2% in the 2nd quarter.

Distribution per region

(in Millions of Euros)	1st Semester 2006	1st Semester 2005	Growth (in %)	
			Based on published data	On a comparable basis**
Europe	331.8	284.5	+16.6	+15.2
NAFTA*	281.1	228.0	+23.3	+9.7
Other	83.3	58.4	+42.5	+19.5
Total	696.2	570.9	+21.9	+13.3

* North America and Mexico

** Excluding foreign exchange and scope of consolidation effects

Distribution per activity

Inbound activities represented 66% of the Teleperformance Group's revenues in the 1st semester 2006, versus 62% in the 1st semester 2005.

(in %)	1st Semester 2006	1st Semester 2005
Inbound	66	62
Outbound	28	32
Other	6	6
Total	100	100

The positive effect of exchange rates on the 1st semester 2006 amounted to € 30.3 million and mainly resulted from the rise of the U.S. Dollar and the Brazilian Real against the Euro.

The scope of consolidation effect represented a net impact of € 16.5 million. After adjusting the scope of consolidation effect, the Group's revenues, on a comparable basis, amounted to € 587.5 million in the 1st semester 2005.

j) Press release published on September 25th 2006

- **1ST SEMESTER 2006: RESULTS EXCEEDED OBJECTIVES**

REVENUES: **€ 696.4 million, +22%**

NET INCOME, GROUP SHARE(*) : **€ 34.7 million, +43%**

- **YEAR 2006: THE OBJECTIVES ANNOUNCED LAST MAY ARE CONFIRMED**

(*) before profit from discontinued operations

The Teleperformance Supervisory Board met on September 25th, 2006 and examined the consolidated accounts for the 1st semester 2006, which highlighted the following results:

▶ Revenues, based on published data, were € 696.4 million versus € 570.9 million at June 30th 2005, increasing by nearly 22%. On a comparable basis (excluding foreign exchange and scope of consolidation effects), the Group's revenues increased by 13.3%;

▶ Income from operations amounted to € 63.9 million, versus € 47.3 million at June 30th, 2005, an increase of 35%. The operating margin rate also strongly increased and reached 9.2% versus 8.3% at June 30th, 2005;

▶ Net Income before profit from discontinued operations, Group Share, amounted to € 34.7 million, versus € 24.3 million at June 30th, 2005, representing an increase of +43%.

▶ Net Cash Flow from operating activities amounted to € 58.8 million versus € 35.5 million at June 30th, 2005, an increase of +66%.

the main elements of the income statement are:

Summary of Consolidated Accounts (in Millions of Euros)	30/06/2006	30/06/2005	31/12/2005
Revenues	696.4	570.9	1,195.9
EBITDA	91.1	72.6	158.6
Rate	13.1%	12.7%	13.3%
Income from operations	63.9	47.3	106.1
Operating Margin	9.2%	8.3%	8.9%
Financial Result	-8.1	-5.0	-12.2
Tax Expenses	-19.9	-17.7	-33.1
Net Income Before Discontinued Operations	35.9	24.6	60.8
Including Group Share	34.7	23.3	57.2
Net Profit from Discontinued Operations		1.5	1.5
Net Income	35.9	26.1	62.3
Including Group Share	34.7	24.3	58.2

The Teleperformance Group's financial structure was modified as follows:

Consolidated Financial Structure (in Millions of Euros)	30/06/06	30/06/05	31/12/05
Net Cash Flow from Operating Activities	58.8	35.5	120.5
Net Capital Expenditures (CAPEX)	-30.7	-18.1	-17.8
Free Cash Flow(*)	28.1	17.4	102.7
Net Financial Investments (Equity Shares)	-6.8	+1.8	-10.0
Total Consolidated Shareholders' Equity	447.4	368.3	440.7
Consolidated Shareholders' Equity, Group Share	434.2	355.8	426.7
Net Financial Debt	181.9	158.5	178.6

(*) Free Cash Flow: Net Cash Flow from operating activities after deducting capital expenditures

I. - 1ST SEMESTER 2006 ACTIVITY

The 1st semester 2006 consolidated revenues, based on published data, were € 696.4 million versus € 570.9 million in 2005, increasing by nearly 22%.After deduction of the foreign exchange and scope of consolidation effects, the Group's consolidated revenues, on a comparable basis, increased by 13.3% over the first six months of the current financial year, instead of 12% in 2005.
Inbound activities represented 66% of the Teleperformance Group's revenues in the 1st semester 2006, versus 62% in the 1st semester 2005, increasing by 4%.

The positive effect of exchange rates on the 1st semester 2006 corresponded to € 30.3 million and mainly resulted from the rise of the U.S. Dollar and the Brazilian Real against the average rate applied in the 1st semester 2005.

The scope of consolidation effect represented a net positive impact of € 16.5 million. After adjusting the scope of consolidation effect, the Group's revenues, on a comparable basis, amounted to € 587.5 million in the 1st semester 2005.

The scope of consolidation effect mainly results from external growth transactions completed in the following regions:
NAFTA: MCCI (Canada) – end of December 2005
Europe: Techmar (Belgium) - end of September 2005 – and Direct Star (Russia) – January 2006
Moreover, last May the Group sold Akoa, a company specializing in sales promotion (Marketing Services).

The evolution of revenues per region can be shown as follows:

(in %)	30/06/06	30/06/05
Europe	47.5	49.8
NAFTA	40.8	40.0
Other	11.7	10.2
Total	100	100

Profitability

Income from Operations amounted to € 63.9 million in the 1st semester 2006, versus € 47.3 million in the 1st semester 2005, an increase of 35%.
The operating margin rate(*) was 9.2% versus 8.3% in the 1st semester 2005. This figure includes € 0.9 million of income generated by the residual investments sold in the Marketing Services Division.
In addition, the 2005 operating margin was also impacted by the € 2.5 million impairment loss applied to the residual goodwill related to the U.S. subsidiary Noble Systems.

The EBITDA amounted to € 91.1 million, versus € 72.6 million in the 1st semester 2005, representing 13.1% of the revenues, versus 12.7% at June 30th 2005 and 13.3% at December 31st 2005.

(*) Income from operations / Revenues ratio

Net financial expenses increased by € 3.1 million, amounting to € 8.1 million versus € 5.0 million at June 30th, 2005.
They may be split as follows:

(in € '000)	30/06/06	30/06/05
IAS 32/39 impact	-2.5	-1.6
Foreign Exchange effect	-0.1	+0.8
Financial Interests (net)	-5.5	-4.2
Total Net Financial Expenses	-8.1	-5.0

The impact of the IAS 32/39 implementation corresponded to a financial expense of € 2.5 million in the 1st semester 2006, versus € 1.6 million in 2005.
Commitments to minority shareholders were not assessed as they were in the accounts at June 30th, 2005. The impact of this new approach, which is similar to the approach adopted in the 2005 annual accounts, was a € 0.8 million increase in the Group's financial expenses.

The corporate tax amounted to € 19.9 million, versus € 17.8 million in the 1st semester 2005.
The average tax rate amounted to 35.6% versus 42.0% at June 30th and 35.3% at December 31st 2005.
This rate was impacted by the consolidation adjustments related to the IFRS implementation (stock options, OCEANE, interest rate swap, financial expenses related to minority interest purchase commitments, impairment loss), which are not liable to deferred tax allowances.
After these adjustments, the average tax rate amounted to 33.9% versus 38.3% at June 30th, 2005 and 33.7% at December 31st, 2005.

The Group's net income, before profit from discontinued operations or operations to be sold, amounted to € 35.9 million, versus € 24.6 million in the 1st semester 2005.
As Group Share, it amounted to € 34.7 million versus € 23.3 million in the 1st semester 2005, increasing by +48%.

To be noted that no income from discontinued operations or operations to be sold was recognized during the 1st semester 2006. Net profit from discontinued operations or operations to *be sold amounted* to € 1.5 million at June 30th, 2005, including € 1 million as Group Share.

As a consequence, the net income over the first six months of the year amounted to €35.9 million, including € 34.7 million as Group Share, versus € 24.3 million, a 43% increase.

II. - FINANCIAL STRUCTURE AT JUNE 30TH 2006

Total consolidated shareholders' equity represented € 447.4 million, including € 434.2 million as Group Share.
The Group's Free Cash Flow increased by 27% during the 1st semester 2006, amounting to
€ 68.2 million versus € 53.6 million at June 30th, 2005.
Considering the variation of working capital requirements, the Net Cash Flow generated by operating activities amounted to € 58.8 million versus € 35.5 million at June 30th, 2005, increasing by 66%.
The Group's net financial indebtedness (in Millions of Euros) was split as follows:

	June 30th, 2006	Dec. 31st, 2005
Debts related to minority interest purchase commitments	51.3	56.4
OCEANE (convertible bond)	156.2	157.4
Other Financial Debts	118.3	116.8
Bank Credits	41.3	45.9
Total Financial Liabilities	367.1	376.5
Cash Assets and Equivalents	-185.2	-197.9
Total Net Financial Indebtedness	181.9	178.6

The evolution of the Group's net financial indebtedness (in Millions of Euros) was as follows:

Net Financial Indebtedness at January 1st 2006	178.6
Free Cash Flow(*)	-28.1
Net impact from the scope of consolidation effects	+7.8
Dividends Paid	+14.5
Impact of the IFRS	+2.2
New capital lease agreements	+4.8
Other	+2.1
Net Financial Indebtedness at June 30th 2006	181.9

(*) Free Cash Flow: Net Cash Flow from operating activities after deducting capital expenditures

III - OUTLOOK

The results achieved during the first semester 2006, as well as the business outlook for the second semester, are in line with the annual objectives that were announced last May. Therefore, the Teleperformance Group management team has confirmed its 2006 annual objectives, i.e., revenues included between € 1,350 and 1,400 million and a net income, Group Share, included between € 68 and 70 million.

This figure does not take into account the impact (pursuant to the IFRS) related to the free stock option plan introduced by the Shareholders' General Meeting on June 1st, 2006 and implemented by the Board of Directors on August 2nd, 2006. This expense will represent € 4.6 million in the Group's 2006 financial statements.

2.2 Presentation of activities

2.2.a Activity of Teleperformance and relationship with its subsidiaries

Regarding those subsidiaries in which there are minority interests, there has been a systematic process, undertaken at the time of acquisition, to set up a shareholders' agreement, which covers in particular:

- procedures for eventual repurchase of shares by the Group;
- the sharing of seats on the management and supervisory bodies between Group representatives and minority shareholders;
- investment and decision-making policies;
- the dividend distribution policy;
- the implementation of control procedures for the activity described in paragraph 2.3 of the report on internal control, pages 54 to 56.

Taking into account the totality of these measures and the procedures implemented following the acquisition, the minority interests do not have a significant influence on the management of their subsidiary.

2.2.b Breakdown of the Teleperformance Group's revenues and consolidated income from operations

Following the withdrawal of the Group from Marketing Services and Healthcare operations from 2003 to 2005, the remaining activity in this area has become insignificant (less than 1% of revenues).

Segment information is shown in tabular form, in accordance with IAS 14.69, in note 5 of the annex to the consolidated financial statements on page 109. This summarizes selected figures in the balance sheet and income statement, in particular the revenues and income from operations for the financial years 2004 and 2005, by geographic area (primary segment level).

Revenues are also broken down by sector (secondary segment level) between Outbound and Inbound activities.

2.2.c Risk factors

a) Liquidity risk

Taking into account the low level of indebtedness of the Group, no new credit lines have been requested from financial institutions. In addition, the Group has not put in place any credit derivatives.

b) Interest rate risk

A company position statement relating to interest rate risks is shown in tabular form in note 16 of the annex to the parent company's accounts.

c) Exchange risk

At December 31, 2005, the exposure of the Group to exchange risk is summarized as follows (expressed in Thousands of Euros):

	Euros	US Dollars	Sterling Pounds	Mexican Pesos	Brazilian Reals	Canadian Dollars	Other	Total
ssets	755,287	99,481	47,894	40,980	32,243	38,009	45,894	1,059,788
abilities	410,989	75,402	20,278	13,209	24,677	44,100	30,381	619,036
et assets before adjustment	344,298	24,079	27,616	27,771	7,566	-6,091	15,513	440,752
ff balance sheet items	-7,500	-	-	-	-	-	-	-7,500
et assets after adjustment	336,798	24,079	27,616	27,771	7,566	-6,091	15,513	433,252

d) Risks concerning minority interest purchase commitments

The principal minority interest purchase commitments relate mainly to subsidiaries located outside the Euro zone.

The main risk concerning these commitments relates, as far as these subsidiaries are concerned, to the fluctuation of the rates of those currencies in which the debt is denominated.

In addition, the repurchase price of the minority interests being related to the profitability of the subsidiary, the Group bears no risk in this respect in the case of reductions in performance of the subsidiary.

e) Legal risk

There exists no other governmental, legal or arbitration proceeding, including all proceedings the company is aware of, which are pending or threatening and could have or has had in the course of the last twelve months any significant effect on the financial situation or profitability of the company and/or the Group.

f) Insurance

The Group has no connection with any captive insurance organization. There are no significant uninsured risks, and no significant self-insured risks.

2.3 General information

The amount of the Group's share capital at September 25, 2006 was **88,306,040 Euros**, divided into **35,322,416 shares** of € 2.50 nominal value each, fully paid up and all of the same category.
During the financial year 2006 the following changes took place:

Evolution of Share Capital	Type of operation	Share Capital Increase	Issue price	mount of share capital	Number of shares
01.01.2006				€ 88,281,040	35,312,416
06.06.2006	Conversion of 10,000 OCEANE convertible bonds into 10,000 shares	€25,000	186,000	€ 25,000	10,000
25.09.2006				€ 88,306,040	35,322,416

2.3.1Share capital authorised but not issued at September 25, 2006

The Combined General Meeting held on June 1, 2006 delegated to the Board of Directors the authority to take the decision to proceed with an increase in share capital in one or more stages by:

- an issue of ordinary shares up to a maximum value of € 30 million
- an issue of any type of security up to a maximum nominal amount of € 200 million.

The Board would have the right to decide to proceed with these issues with or without a preferential right of subscription. In the latter case this could involve a period of priority subscription to the benefit of the shareholders.

The duration of validity of such delegation and authorization is twenty six months.

2.3.2 Potential capital at September 25, 2006

At September 25, 2006, the number of securities available for issue amounted to 9,822,676 shares of which:

- 7,511,326 bonds convertible and/or exchangeable into 7,511,326 new or existing shares, issued on December, 2003, and
- 1,534,750 share options arising from option plans granted to the Group's employees and representatives on June 25, 2001 and June 24, 2004, and

- 776,600 ordinary shares to be allocated to beneficiaries nominated by the Board of Directors on August 2, from among Teleperformance employees and company representatives and certain related French and foreign subsidiaries.

There are no other securities of potential capital.

A) OCEANE

It was noted by the Board of Directors on June 6, that 10,000 OCEANE convertible bonds had been converted giving rise to the creation of 10,000 new shares.

After this transaction the number of these securities in circulation was 7,511,326.

The other characteristics of OCEANE bonds remain unchanged and are shown in § 3.2.1 on page 42 of the Annual Report.

In the event of conversion or exchange of all the bonds, the dilution of the existing capital would be **17.54%.**

B) Share options granted to company representatives and employees

The Extraordinary General Meeting of June 1, 2006 resolved to extend the period of exercise of the options granted under the two plans on June 25, 2001 up to and including June 25, 2007.

The other characteristics of the two plans remain unchanged and are shown in § 3.2.2 on page 42 of the Annual Report.

In the event of exercise of all the share options in circulation, the dilution of the existing capital would be **4.16%.**

C) Allocation of free shares

The definitive allocation of the shares is subject to the conditions imposed by the Board of Directors and will take place at the end of an acquisition period of two years. This free allocation was approved by the Board on August 2, 2006 following authorization by the Shareholders' Combined General Meeting held on June 1, 2006 and was fixed, pursuant to the terms of its thirtieth resolution, at a maximum of 2.30% of the share capital at June 1, 2006.

2.3.3 Breakdown of share capital and voting rights

Amount and breakdown of share capital and voting rights at September 25, 2006

At September 25, 2006 the share capital of Teleperformance amounted to 88,306,040 Euros, composed of 35,322,416 shares of € 2.50 nominal value each, representing 38,725,458 votes, which are held as follows:

	Shares	%	Votes	%
Mr. Olivier Douce	2,018,980	5.71%	3,388,980	8.75%
Groupe Industriel Marcel Dassault	2,294,308	6.50%	3,868,260	9.99%
Mr. Jacques Berrebi	886,693	2.51%	886,693	2.29%
Mr. Daniel Julien	574,221	1.63%	878,821	2.27%
Mrs. Sylvie Douce	781,729	2.21%	781,729	2.02%
Public	28,696,485	81.44%	28,920,975	74.68%
TOTAL	**35,322,416**	**100%**	**38,725,458**	**100%**

To the best of the company's knowledge and belief, no agreement exists the exercise of which could, at a date subsequent to the signing of this prospectus, result in an alteration of its control.

Each share of the company gives the right to one vote, except where, under the statutory shareholding conditions, any specific share confers on its holder the right to two votes.

The main shareholders do not have voting rights which are different to any other shareholder.

2.4 Financial information

Note 4.3 of the annex to the consolidated financial statements: Workforce and Remuneration
Individual right to training: Rights accumulated but not exercised amount to approximately 60,000 hours.

Note 7 of the annex to the consolidated statements: other information

With regard to the provision for retirement pensions, which mainly concems the French entities, a process has been implemented to harmonize the rate of return at 4.5% and the rate of salary increase at 2.5%.

§ 2 Scope of consolidation in 2005

It should be noted that all the companies shown on pages 98, 99 and 100 of the Annual Report are consolidated on a full integration basis, with the exception of the company Flexibreaks which is on an equity basis, as the Group exercises no management function in this company.

The column headed "with effect from" (date of first consolidation) in paragraph 2.3.5 on page 100 indicates the date of consolidation of the interests held in those subsidiaries, for which there are minority interest purchase commitments.

Note 2.3.5 IAS 32/39

The Group has commited, on either a firm or a conditional basis, to acquiring the shareholdings of minority interests in certain of its consolidated subsidiaries. IFRIC has not yet issued an interpretation covering the accounting treatment for such commitments, and the Group has applied the following accounting treatment:

- on initial recognition (at January 1 ,2005), the purchase commitment was classified as a financial liability, measured at the fair value of the exercise price, eliminating the related minority interest with any excess being classified as goodwill. This represents a change from the treatment applied in the 2005 interim consolidated financial statements as of June 30, 2005, when the difference between the amounts of the financial liability and the minority interest was deducted from equity.
- At December 31,2005, the financial liability has been remeasured on the basis of forecasts at the expected acquisition date; any change in the financial liability is recognized as goodwill
- The net income attributable to equity holders of the parent includes the share in respect of interests over which a purchase commitment has been recognized
- interest expense has been recognized on the liability at December 31,2005, using a risk-free rate corresponding to the conditions of the transaction. Dividends paid to minority interest shareholders are classified as financial expense when a purchase commitment exists, unless the exercise price is based on a formula which includes such dividend payments, when the payment is treated as an adjustment to goodwill.

Note 3.1 of the annex to the consolidated financial statements: Intangible Assets (erratum)

In note 3.1 on page 101 (Intangible Assets), under the column "Goodwill" on line "at January 1, 2005", the amounts should read as follows (in Thousands of Euros):

- 293,192 instead of 259,221
- 303,234 instead of 269,259.

Note 3.5 of the annex to the consolidated financial statements: Financial Assets

The company Golf Palalto located in Spain owns a luxury hotel complex.

The value shown in the financial statements represents the fair value, which corresponds to the market value recorded in an order of sale issued in January 2006.

Under the terms of this order, the Group's interest held in this hotel company that is recorded in the financial statements at a value of € 4.3 million was sold on June 20, 2006 for an amount net of disposal costs of € 4.1 million.

2.5 Outlook

The results achieved over the first semester 2006 exceeding the half-yearly objectives we had previously announced in terms of revenues, income from operations and net income, Group Share, as well as the business outlook in the second half of the year, are in line with the annual objectives announced.

Therefore, the Teleperformance Group management team has confirmed its 2006 annual objectives, i.e., revenues included between € 1,350 and 1,400 million and net income, Group Share, included between € 68 and 70 million.

These objectives are based on a certain number of assumptions associated with the internal and external environments of the company.

1. Assumptions associated with the external environment of the company

The main assumptions based on factors that are above and beyond the influence of the Teleperformance Group's management team, which were selected, are as follows:

- The Teleperformance Group's objectives are founded on the objectives defined within each of its subsidiaries. They were not determined based on the global evolution of the contact center market, but considering the growth outlook in every market and every region.
- In the Group's consolidated forecasts, the subsidiaries take into account the potential cost evolution, which is beyond the influence of the local management (evolution of wages and taxation specific to each country).
- In 2006, the Group applied an average €/USD exchange rate of 1.27, whereas the average rate was 1.244 in 2005. For other currencies, the exchange rate used is the average rate applied during the first eight months in 2006.

2. Assumptions associated with the internal environment of the company

The main assumptions regarding factors on which the Teleperformance Group's management team may have influence, which were selected, are:

- Evolution of revenues

Considering the specificities peculiar to each subsidiary, their revenue forecasts included the results achieved during the 1st semester on the one hand and the business outlook (contracts signed, new business, etc.) for the 2nd semester on the other hand.

- Evolution of operating costs

The operating costs were assessed according to the business volumes (variable part) and to the current and projected agreements (fixed part).

- Evolution of other costs (financial costs, etc.)

The financial costs were determined based on the financial structures of the subsidiaries and the parent company and considering the projected investments as well as the cash flow generated by operating activities.

The objectives were defined in accordance with the scope of consolidation at June 30, 2006 and pursuant to the IFRS as applied by the Teleperformance Group in its consolidated financial statements at June 30, 2006.

These objectives do not integrate the impact resulting from:

- The income generated by the sale of operations in the Marketing Research Division in France, Italy and Germany, but also by the sale of buildings in Puteaux, France.
- The decision to grant 776,600 free shares on August 2, 2006 as authorized by the Shareholders' General Meeting on June 1, 2006 provided this did not exceed 2.30% of the share capital of the company at that date. Pursuant to the IFRS 2 ("Share-based payment"), the free stock option plan will have a negative impact of € 4.6 million on the income from operations.

The outlook described above is based on data, assumptions and assessments that are considered as reasonable by the Teleperformance Group. However, they may change or be modified due to the uncertainties surrounding the economic, financial, competitive and statutory environment. Moreover, the materialization of specific risks described in Section "3.2 e. Risk Factors" in the 2005 Annual Report and in Section 2.2 c. of this document, may impact the Group's activities and its capacity to achieve its objectives.

EXHIBIT 3

EXHIBIT 4

AVIS DIVERS

SR. TELEPERFORMANCE

Société anonyme à directoire et conseil de surveillance au capital de 88 281 040 €.
Siège social : 6-8 rue Firmin Gillot, 75015 Paris.
301 292 702 R.C.S Paris.

Droits de vote

Conformément aux dispositions l'article L. 233-8 du Code de commerce, la société informe ses actionnaires qu'au 14 février 2006 le nombre total d'actions émises s'élève à 35 312 416 et le nombre total de droits de vote à 40 719 267.

0601709

EXHIBIT 5

AVIS DIVERS

TELEPERFORMANCE

(anciennement dénommée SR. TELEPERFORMANCE)
Societé anonyme a directoire et conseil de surveillance au capital de 88.306.040 €
Siège social : 6-8, rue Firmin Gillot, 75015 Paris.
301 292 702 RCS Paris

DROITS DE VOTE

Conformément aux dispositions de l'article L 233-8 du Code de commerce, la société informe ses actionnaires :

— qu'au 1er Juin 2006, date à laquelle s'est tenue l'assemblée générale mixte, le nombre total d'actions émises s'élève à 35.312.416 et le nombre total de droits de vote à 38.715.458,

— qu'au 5 juin 2006, suite à la conversion d'OCEANE, le nombre total d'actions émises s'élève à 35.322.416 et le nombre total de droits de vote à 38.725.458.

0609019

EXHIBIT 6

AVIS DIVERS

TELEPERFORMANCE

Société anonyme à directoire et conseil de surveillance au capital de 117 741 485 €
Siège social : 6-8, rue Firmin Gillot, 75015 Paris
301 292 702 RCS Paris

DROITS DE VOTE

Conformément aux dispositions de l'article L 233-8 du Code de commerce, la société informe ses actionnaires qu'au 6 novembre 2006, après réalisation définitive de l'augmentation de capital d'un montant nominal de 29 435 370 € par la création de 11 774 148 actions nouvelles de 2,50 € nominal chacune.

Le nombre total d'actions émises s'élève à 47 096 594 et le nombre total de droits de vote à 51 007 566.

0616889

EXHIBIT 7

AUTORITÉ DES MARCHÉS FINANCIERS
AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : 01 53 45 62 77/48 Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : Michel PESCHARD ....
  - Tel : 01.55.76.40.22.......... Fax : 01.55.76.40.36................. Email : m.peschard@teleperf.com

- **Société déclarante :**
  - Dénomination sociale : TELEPERFORMANCE ....
  - Adresse du siège social : 6-8 rue Firmin Gillot (75015) PARIS.
  - Marché Réglementé (Eurolist) :

☐ *Compartiment A* ☒ *Compartiment B* ☐ *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 47.096.702.......................................

Nombre total de droits de vote de la société déclarante : 51.007.674...
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : Conversions OCEANE en actions nouvelles
- Date à laquelle cette variation a été constatée : 4 décembre 2006

Lors de la précédente déclaration en date du 6 novembre 2006.......................

- le nombre total d'actions était égal à 47.096.594..
- le nombre total de droits de vote était égal à 51.007.566...

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
(cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
☐ OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
☒ NON

Fait à Paris, le 27 décembre 2006
Signature :
(Nom, prénom et qualité)

Michel PESCHARD
Secrétaire Général et Membre du Directoire

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

AVIS DIVERS

TELEPERFORMANCE

Société anonyme à Directoire et Conseil de Surveillance au capital de 117.741.485 € porté à 117.471.755 €
Siège social : 6-8, rue Firmin Gillot, 75015 Paris
301 292 702 R.C.S. PARIS

Droits de vote.

Conformément aux dispositions de l'article L 233-8 du Code de Commerce, et suite à l'augmentation de capital du 4 décembre 2006 relative aux conversions OCEANE demandées en Novembre 2006, la Société informe ses actionnaires que le nombre total d'actions émises s'élève à 47.096.702 et le nombre total de droits de vote à 51.007.674.

0618065

EXHIBIT 8

AUTORITÉ DES MARCHÉS FINANCIERS

AMF

RECEIVED

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : 01 53 45 62 77/48 — Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : BEAUD Gérard.
  - Tel 01 55 77 95 22 Fax : 01 55 77 71 85 Email : gerard.beaud@bnpparibas.com
- **Société déclarante :**
  - Dénomination sociale : TELEPERFORMANCE.......
  - Adresse du siège social : 6 Rue Firmin Gillot 75 015 Paris 15.......
  - Marché Réglementé (Eurolist) :

[ ] *Compartiment A* [X] *Compartiment B* [ ] *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 47 205 673.

Nombre total de droits de vote de la société déclarante : 51 115 845.
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : Conversion d'Oceanes
- Date à laquelle cette variation a été constatée : 31 décembre 2006.

Lors de la précédente déclaration en date du 04/12/2006

- le nombre total d'actions était égal à 47 096 702.
- le nombre total de droits de vote était égal à 51 007 674.
- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

[ ] OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
[ ] NON

Fait à Paris, le 31 décembre 2006
Signature :
(Nom, prénom et qualité)

BNP PARIBAS
Securities Services
3, rue d'Antin
75002 PARIS

Gérard BEAUD

EXHIBIT 9

Teleperformance
we perform

PRESS RELEASE

TELEPERFORMANCE ENTERS INTO A LIQUIDITY AGREEMENT WITH ODDO CORPORATE FINANCE

Paris, France, January 5th, 2007

Teleperformance has mandated Oddo Corporate Finance to implement a liquidity agreement effective on January 8th, 2007 until December 31st, 2007 and subject to tacit renewal for subsequent 12-month periods. This agreement complies with the Code of Conduct established by the AFEI (French Association of Investment Firms) and approved by the AMF (French Financial Market Authority) in its decision dated March 22nd, 2005.

To support the implementation of this agreement, Teleperformance has allocated the following financial means to the liquidity account:

- € 2 million;
- 1,500 shares resulting from a previous share buy-back program.

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's co-leading provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection.

The Group operates nearly **56,500 computerized workstations with more than 70,000 employees (Full-Time Equivalents) across 263 contact centers (including 91 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 60 different languages and dialects on behalf of major international companies operating in various industries.

For more information, visit: www.teleperformance.com

Teleperformance Contact:
Michel **PESCHARD**, Corporate Secretary, Board Member +33-1.55.76.40.80

EXHIBIT 10

PROGRAMME DE RACHAT

Dénomination sociale de l'émetteur : **TELEPERFORMANCE**

Date de début du programme: **01/06/2006**

Nature des titres (nom du titre + caractéristiques : ADP, CCI...) **RCF 51807**

TABLEAU DE DECLARATION MENSUELLE DES OPERATIONS REALISEES PAR UN EMETTEUR SUR SES PROPRES TITRES

Opérations du mois de : **janv.-07**

I. INFORMATIONS CUMULEES

Nombre de titres composant le capital de l'émetteur au début du programme :	35 312 416
Capital autodétenu de manière directe et indirecte au début du programme (en titres + en pourcentage) :	1 500
Solde à la fin du mois précédent :	1 500
Nombre de titres achetés dans le mois :	441 779
Nombre de titres vendus dans le mois :	430 279
Nombre de titres transférés *(1)* dans le mois	/
Nombre de titres annulés dans le mois :	/
Rachat auprès de personnes détenant plus de 10% du capital ou des dirigeants au cours du mois	/
Nombre de titres achetés depuis le début du programme :	441 779
Nombre de titres vendus depuis le début du programme :	430 279
Nombre de titres transférés depuis le début du programme :	/
Nombre de titres annulés au cours des 24 derniers mois :	/
Valeur comptable du portefeuille *(2)*	2 023 985,00
Valeur de marché du portefeuille *(2)*	2 097 841,00

(1) Exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital...
(2) A la date d'établissement de la présente déclaration

II. OPERATIONS REALISEES AU COMPTANT *(1)*

(1) A l'exclusion d'opérations réalisées à l'exercice ou à l'échéance de produits dérivés pour lesquelles l'information doit être donnée dans le tableau

Date de transaction *jj/mm/aaaa*	Nom de l'intermédiaire	Achat / Vente / Transfert *(2)*	Nombre de titres *(3)*	Dont nombre de titres achetés/vendus dans le cadre d'un contrat de liquidité	Cours de la transaction *(4)*	Cours Haut	Cours Bas	Montant	Commentaires
(2) Préciser la nature de l'opération de transfert (exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital…)									
08/01/2007	ODDO	A	10 986	10 986	31,38	31,75	30,75	-344 789,86	
08/01/2007	ODDO	V	-8 786	-8 786	31,47	31,75	31,10	276 529,48	
09/01/2007	ODDO	A	30 795	30 795	31,75	32,16	31,40	-977 605,46	
09/01/2007	ODDO	V	-24 695	-24 695	31,75	32,15	31,40	784 171,04	
10/01/2007	ODDO	A	23 284	23 284	31,29	31,50	31,20	-728 556,59	
10/01/2007	ODDO	V	-19 384	-19 384	31,31	31,50	31,22	606 966,44	
11/01/2007	ODDO	A	11 174	11 174	31,29	31,38	31,22	-349 670,01	
11/01/2007	ODDO	V	-10 374	-10 374	31,30	31,37	31,23	324 725,03	
12/01/2007	ODDO	A	25 608	25 608	31,19	31,29	31,05	-798 740,75	
12/01/2007	ODDO	V	-21 608	-21 608	31,22	31,29	31,10	674 628,47	
15/01/2007	ODDO	A	48 835	48 835	31,96	32,10	31,80	-1 560 624,36	
15/01/2007	ODDO	V	-55 835	-55 835	31,95	32,10	31,76	1 783 742,47	
16/01/2007	ODDO	A	19 233	19 233	32,00	32,10	31,84	-615 458,04	
16/01/2007	ODDO	V	-14 733	-14 733	32,01	32,10	31,90	471 605,30	
17/01/2007	ODDO	A	11 777	11 777	31,90	32,00	31,83	-375 694,85	
17/01/2007	ODDO	V	-13 777	-13 777	31,96	32,01	31,88	440 279,18	
18/01/2007	ODDO	A	19 557	19 557	31,93	32,03	31,80	-624 374,49	
18/01/2007	ODDO	V	-17 057	-17 057	31,95	32,03	31,83	545 011,10	
19/01/2007	ODDO	A	21 462	21 462	31,61	31,75	31,51	-678 503,87	
19/01/2007	ODDO	V	-9 462	-9 462	31,65	31,80	31,55	299 519,02	
22/01/2007	ODDO	A	35 620	35 620	32,94	33,15	32,65	-1 173 261,64	
22/01/2007	ODDO	V	-40 996	-40 996	32,92	33,15	32,70	1 349 525,10	
23/01/2007	ODDO	A	42 819	42 819	32,19	32,72	31,65	-1 378 310,58	
23/01/2007	ODDO	V	-32 943	-32 943	32,32	32,75	31,90	1 064 684,41	
24/01/2007	ODDO	A	28 804	28 804	32,03	32,25	31,80	-922 539,16	
24/01/2007	ODDO	V	-27 804	-27 804	32,07	32,30	31,82	891 596,60	
25/01/2007	ODDO	A	8 989	8 989	32,09	32,15	31,95	-288 430,15	
25/01/2007	ODDO	V	-14 489	-14 489	32,11	32,25	32,00	465 314,23	
26/01/2007	ODDO	A	14 426	14 426	32,08	32,35	31,95	-462 753,34	
26/01/2007	ODDO	V	-21 926	-21 926	32,15	32,40	31,95	705 014,02	
29/01/2007	ODDO	A	36 530	36 530	33,12	33,20	33,00	-1 209 740,81	
29/01/2007	ODDO	V	-49 530	-49 530	33,07	33,23	32,74	1 637 778,36	
30/01/2007	ODDO	A	25 979	25 979	33,21	33,45	33,00	-862 659,48	
30/01/2007	ODDO	V	-26 479	-26 479	33,21	33,45	33,03	879 352,18	
31/01/2007	ODDO	A	25 901	25 901	33,04	33,20	32,80	-855 713,74	
31/01/2007	ODDO	V	-20 401	-20 401	33,08	33,25	32,85	674 785,46	
Total		A	441 779		-32,16			-14 207 427	
		V	-430 279		-32,25			13 875 228	

EXHIBIT 11

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à :

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : 01 53 45 62 77/48 Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : PESCHARD Michel.
  - Tel : 01 55 76 40 22 Fax : 01 55 76 40 36 Email : m.peschard@teleperf.com

- **Société déclarante :**
  - Dénomination sociale : TELEPERFORMANCE..
  - Adresse du siège social : 6 / 8 Rue Firmin Gillot 75 015 Paris ....
  - Marché Réglementé (Eurolist) :

[X] *Compartiment A* [ ] *Compartiment B* [ ] *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 47 308 455.

Nombre total de droits de vote de la société déclarante : 51 218 642.
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : Conversion d'Oceanes
- Date à laquelle cette variation a été constatée : 15 janvier 2007.

Lors de la précédente déclaration en date du 31/12/2006

- le nombre total d'actions était égal à 47 205 673.
- le nombre total de droits de vote était égal à 51 115 845.

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

[ ] OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
[X] NON

Fait à Paris, le 12/02/2007
Signature :
(Nom, prénom et qualité)

Michel PESCHARD
Secrétaire Général et
Membre du Directoire

AVIS DIVERS

TELEPERFORMANCE

SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE AU CAPITAL DE 118.271.137,50 € PORTE A 137.690.075 €
SIEGE SOCIAL : 6-8, RUE FIRMIN GILLOT – 75015 PARIS
301 292 702 R.C.S. PARIS

DROITS DE VOTE

Conformément aux dispositions de l'article L 233-8-I du Code de Commerce, la Société informe ses actionnaires qu'après augmentation du capital en date du 21 février 2007 résultant notamment de la conversion d'OCEANE en actions nouvelles, le nombre total d'actions émises s'élève à 55.076.030 et le nombre total de droits de vote à 58.988.053.

0702194

EXHIBIT 12

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 I du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : 01 53 45 62 77/48 Fax : 01 53 45 62 68

En application de l'article L. 233-8 I du code de commerce, les sociétés dont les actions sont admises sur un marché réglementé doivent déclarer à l'AMF leur nombre total de droits de vote :

- *(i) à l'issue de leur assemblée générale ordinaire annuelle ; dans ce cas, cette information est à adresser à l'AMF dans un délai de quinze jours et doit également faire l'objet d'une publication au BALO dans ce même délai, et*
- *(ii) si, entre deux assemblées ordinaires, une variation de 5% est constatée. Cette information est à adresser à l'AMF dans un délai de quinze jours à compter de la date à laquelle la société a eu connaissance de cette variation et doit également faire l'objet d'une publication au BALO dans ce même délai.*

Par ailleurs, conformément à l'article L.233-8 II du code de commerce et à l'article 222-12-5 du règlement général, les sociétés doivent publier chaque mois le nombre total de droits de vote et le nombre d'actions composant le capital de la société, s'ils ont varié par rapport à ceux publiés antérieurement. Dans ce cas, les sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce. Un formulaire spécifique est mis à la disposition des sociétés soumises à cette déclaration.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : Michel PESCHARD ....
  - Tel : 01 55 76 40 22............. Fax : 01 55 76 40 36..... Email : m ;peschard@teleperf.com

- **Société déclarante :**
  - Dénomination sociale : **TELEPERFORMANCE**
  - Adresse du siège social : 6 / 8 rue Firmin Gillot 75015 Paris.
  - Marché Réglementé (Eurolist) :

☒ *Compartiment A* ☐ *Compartiment B* ☐ *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 55 076 030

Nombre total de droits de vote de la société déclarante : 58 988 053..
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

Ce nombre a été constaté :
☐ à l'issue de l'assemblée générale ordinaire des actionnaires en date du ....
☒ en raison d'une variation de 5% entre deux assemblées ordinaires intervenue le **21 février 2007**

Lors de la précédente déclaration en date du 12 février 2007, le nombre total de droits de vote était égal à 51 218 642.

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
(cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
☐ OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
☒ NON

Fait à Paris, le 23 février 2007.
Signature : Michel PESCHARD
Secrétaire Général et Membre du Directoire

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

EXHIBIT 13

PROGRAMME DE RACHAT

Dénomination sociale de l'émetteur :	TELEPERFORMANCE	Numéro de visa du programme :	
Nature des titres (nom du titre + caractéristiques : ADP, CCI...)	RCF51807	Date de début du programme	01/06/2006

TABLEAU DE DECLARATION MENSUELLE DES OPERATIONS REALISEES PAR UN EMETTEUR SUR SES PROPRES TITRES

Opérations du mois de : **févr.-07**

I. INFORMATIONS CUMULEES

Nombre de titres composant le capital de l'émetteur au début du programme :	35 312 416,00
Capital autodétenu de manière directe et indirecte au début du programme (en titres + en pourcentage) :	1500
Solde à la fin du mois précédent :	13 000,00
Nombre de titres achetés dans le mois :	310 114
Nombre de titres vendus dans le mois :	291 614
Nombre de titres transférés *(1)* dans le mois	
Nombre de titres annulés dans le mois :	
Rachat auprès de personnes détenant plus de 10% du capital ou des dirigeants au cours du mois	
Nombre de titres achetés depuis le début du programme :	751 893,00
Nombre de titres vendus depuis le début du programme :	721 893,00
Nombre de titres transférés depuis le début du programme :	
Nombre de titres annulés au cours des 24 derniers mois :	
Valeur comptable du portefeuille *(2)*	996 975,00
Valeur de marché du portefeuille *(2)*	1 022 490,00

(1) Exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital...
(2) A la date d'établissement de la présente déclaration

II. OPERATIONS REALISEES AU COMPTANT*(1)*

Date de transaction *jj/mm/aaaa*	Nom de l'intermédiaire	Achat / Vente / Transfert *(2)*	Nombre de titres *(3)*	Dont nombre de titres achetés/vendus dans le cadre d'un contrat de liquidité	Cours de la transaction *(4)*	Cours Haut	Cours Bas	Montant	Commentaires
01/02/2007	ODDO	A	10 972	10 972	33,30	33,50	33,18	-365 339,32	
01/02/2007	ODDO	V	-14 472	-14 472	33,29	33,50	33,16	481 769,61	
02/02/2007	ODDO	A	25 806	25 806	33,66	34,08	33,25	-868 734,54	
02/02/2007	ODDO	V	-17 806	-17 806	33,84	34,15	33,40	602 580,30	
05/02/2007	ODDO	A	18 847	18 847	33,41	33,60	33,20	-629 608,25	
05/02/2007	ODDO	V	-18 847	-18 847	33,46	33,65	33,25	630 659,28	
06/02/2007	ODDO	A	7 357	7 357	33,51	33,70	33,35	-246 546,60	
06/02/2007	ODDO	V	-14 357	-14 357	33,54	33,75	33,35	481 505,62	
07/02/2007	ODDO	A	9 888	9 888	33,88	33,95	33,75	-335 030,79	
07/02/2007	ODDO	V	-9 888	-9 888	33,88	34,00	33,75	335 052,19	
08/02/2007	ODDO	A	23 676	23 676	33,94	34,10	33,65	-803 490,72	
08/02/2007	ODDO	V	-22 676	-22 676	33,97	34,10	33,85	770 394,50	
09/02/2007	ODDO	A	9 610	9 610	33,96	34,13	33,75	-326 400,64	
09/02/2007	ODDO	V	-8 610	-8 610	34,01	34,15	33,90	292 803,95	
12/02/2007	ODDO	A	15 432	15 432	33,54	33,84	33,35	-517 562,20	
12/02/2007	ODDO	V	-8 432	-8 432	33,57	33,62	33,45	283 056,84	
13/02/2007	ODDO	A	6 706	6 706	33,49	33,65	33,35	-224 583,16	
13/02/2007	ODDO	V	-15 732	-15 732	33,53	33,70	33,40	527 535,94	
14/02/2007	ODDO	A	11 566	11 566	33,70	33,75	33,65	-389 809,90	
14/02/2007	ODDO	V	-11 566	-11 566	33,71	33,80	33,66	389 912,42	
15/02/2007	ODDO	A	9 813	9 813	33,75	33,79	33,70	-331 144,98	
15/02/2007	ODDO	V	-10 217	-10 217	33,75	33,80	33,70	344 797,21	
16/02/2007	ODDO	A	12 842	12 842	33,61	33,75	33,50	-431 679,30	
16/02/2007	ODDO	V	-11 912	-11 912	33,65	33,76	33,55	400 796,90	
19/02/2007	ODDO	A	6 688	6 688	33,68	33,78	33,60	-225 248,14	
19/02/2007	ODDO	V	-4 455	-4 455	33,77	33,90	33,70	150 466,46	
20/02/2007	ODDO	A	16 218	16 218	33,97	34,31	33,88	-550 882,55	
20/02/2007	ODDO	V	-17 218	-17 218	34,08	34,53	33,79	586 856,30	
21/02/2007	ODDO	A	7 800	7 800	33,78	34,01	33,66	-263 521,00	
21/02/2007	ODDO	V	-3 530	-3 530	33,79	34,00	33,70	119 272,50	
22/02/2007	ODDO	A	6 200	6 200	34,12	34,22	33,86	-211 550,90	
22/02/2007	ODDO	V	-9 300	-9 300	34,10	34,28	33,81	317 170,70	

(2) Préciser la nature de l'opération de transfert (exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital…)

Date de transaction *jj/mm/aaaa*	Nom de l'intermédiaire	Achat / Vente / Transfert *(2)*	Nombre de titres *(3)*	Dont nombre de titres achetés/vendus dans le cadre d'un contrat de liquidité	Cours de la transaction *(4)*	Cours Haut	Cours Bas	Montant
23/02/2007	ODDO	A	13 800	13 800	33,85	34,03	33,60	-467 191,73
23/02/2007	ODDO	V	-8 848	-8 848	33,85	33,95	33,67	299 468,31
26/02/2007	ODDO	A	21 752	21 752	33,64	33,81	33,50	-731 674,31
26/02/2007	ODDO	V	-20 107	-20 107	33,67	33,80	33,55	677 003,20
27/02/2007	ODDO	A	40 059	40 059	32,75	33,51	31,70	-1 311 866,44
27/02/2007	ODDO	V	-30 559	-30 559	32,85	33,50	32,50	1 003 783,58
28/02/2007	ODDO	A	35 082	35 082	30,70	32,00	30,50	-1 077 082,40
28/02/2007	ODDO	V	-33 082	-33 082	31,57	32,46	30,85	1 044 508,55
Total			310 114		33,242446			-10 308 948
			-291 614		33,39824			9 739 394

EXHIBIT 14

DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : PESCHARD Michel.
  - Tel : 01 55 76 40 22 Fax : 01 55 76 40 36 Email : m.peschard@teleperf.com

- **Société déclarante :**
  - Dénomination sociale : TELEPERFORMANCE..
  - Adresse du siège social : 6 / 8 Rue Firmin Gillot 75 015 Paris ....
  - Marché Réglementé (Eurolist) :

[X] *Compartiment A* [ ] *Compartiment B* [ ] *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 55 102 740

Nombre total de droits de vote de la société déclarante : 59 014 763.
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : Levées d'options de souscription d'actions (Plans du 25.06.2001)
- Date à laquelle cette variation a été constatée : 13 mars 2007.

Lors de la précédente déclaration en date du 23 février 2007

- le nombre total d'actions était égal à 55 076 030.
- le nombre total de droits de vote était égal à 58 988 053

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

[ ] OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
[X] NON

Fait à Paris, le 19/03/2007
Signature :
(Nom, prénom et qualité)

Michel PESCHARD
Secrétaire Général et
Membre du Directoire

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

EXHIBIT 15

PROGRAMME DE RACHAT

Dénomination sociale de l'émetteur : TELEPERFORMANCE — Numéro de visa du programme :

Nature des titres (nom du titre + caractéristiques : ADP, CCI...) ACTION — Date de début du programme 01/06/2006

TABLEAU DE DECLARATION MENSUELLE DES OPERATIONS REALISEES PAR UN EMETTEUR SUR SES PROPRES TITRES

Opérations du mois de : mars-07

I. INFORMATIONS CUMULEES

Nombre de titres composant le capital de l'émetteur au début du programme :	35 312 416,00
Capital autodétenu de manière directe et indirecte au début du programme (en titres + en pourcentage) :	1500
Solde à la fin du mois précédent :	31 500,00
Nombre de titres achetés dans le mois :	242 027
Nombre de titres vendus dans le mois :	257 327
Nombre de titres transférés *(1)* dans le mois	
Nombre de titres annulés dans le mois :	
Rachat auprès de personnes détenant plus de 10% du capital ou des dirigeants au cours du mois	
Nombre de titres achetés depuis le début du programme :	993 920,00
Nombre de titres vendus depuis le début du programme :	979 220,00
Nombre de titres transférés depuis le début du programme :	
Nombre de titres annulés au cours des 24 derniers mois :	
Valeur comptable du portefeuille *(2)*	525 123,00
Valeur de marché du portefeuille *(2)*	534 600,00

(1) Exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital..
(2) A la date d'établissement de la présente déclaration.

II. OPERATIONS REALISEES AU COMPTANT *(1)*

(1) A l'exclusion d'opérations réalisées à l'exercice ou à l'échéance de produits dérivés pour lesquelles l'information doit être donnée dans le

Date de transaction *jj/mm/aaaa*	Nom de l'intermédiaire	Achat / Vente / Transfert *(2)*	Nombre de titres *(3)*	Dont nombre de titres achetés/vendus dans le cadre d'un contrat de liquidité	Cours de la transaction *(4)*	Cours Haut	Cours Bas	Montant	Commentaires
(2) Préciser la nature de l'opération de transfert (exercice d'options attribuées aux salariés, de titres de créances donnant accès au capital…)									
01/03/2007	ODDO	A	20 275	20 275	31,95	32,35	31,50	-647 773,55	
01/03/2007	ODDO	V	-12 775	-12 775	32,12	32,40	31,65	410 291,53	
02/03/2007	ODDO	A	9 516	9 516	31,78	32,00	31,60	-302 456,85	
02/03/2007	ODDO	V	-10 516	-10 516	31,93	32,15	31,75	335 805,73	
05/03/2007	ODDO	A	22 087	22 087	30,75	31,00	30,15	-679 082,85	
05/03/2007	ODDO	V	-18 149	-18 149	30,92	31,25	30,64	561 078,11	
06/03/2007	ODDO	A	3 837	3 837	31,31	31,50	31,08	-120 139,65	
06/03/2007	ODDO	V	-10 275	-10 275	31,51	31,80	31,20	323 763,37	
07/03/2007	ODDO	A	3 500	3 500	31,58	31,75	31,35	-110 525,00	
07/03/2007	ODDO	V	-10 000	-10 000	31,74	31,90	31,45	317 427,90	
08/03/2007	ODDO	A	4 475	4 475	31,63	31,80	31,50	-141 545,35	
08/03/2007	ODDO	V	-7 975	-7 975	31,76	31,95	31,60	253 261,89	
09/03/2007	ODDO	A	12 183	12 183	31,44	31,75	31,18	-383 090,99	
09/03/2007	ODDO	V	-17 683	-17 683	31,72	32,05	31,49	560 836,03	
12/03/2007	ODDO	A	6 478	6 478	32,32	32,44	32,20	-209 400,24	
12/03/2007	ODDO	V	-11 478	-11 478	32,36	32,55	32,25	371 388,30	
13/03/2007	ODDO	A	14 967	14 967	32,31	32,55	32,05	-483 646,26	
13/03/2007	ODDO	V	-16 967	-16 967	32,40	32,70	32,15	549 687,29	
14/03/2007	ODDO	A	18 292	18 292	31,39	31,60	31,15	-574 109,45	
14/03/2007	ODDO	V	-7 292	-7 292	31,56	31,70	31,45	230 142,72	
15/03/2007	ODDO	A	10 587	10 587	31,76	31,93	31,60	-336 278,87	
15/03/2007	ODDO	V	-12 587	-12 587	31,81	31,95	31,65	400 353,98	
16/03/2007	ODDO	A	25 500	25 500	31,23	31,84	30,65	-796 431,26	
16/03/2007	ODDO	V	-2 500	-2 500	31,71	31,90	31,30	79 286,48	
19/03/2007	ODDO	A	5 642	5 642	31,06	31,30	30,92	-175 230,58	
19/03/2007	ODDO	V	-13 642	-13 642	31,23	31,50	30,91	426 001,31	
20/03/2007	ODDO	A	22 177	22 177	31,38	31,51	31,15	-696 011,39	
20/03/2007	ODDO	V	-21 177	-21 177	31,43	31,55	31,30	665 524,72	
21/03/2007	ODDO	A	4 120	4 120	31,92	32,20	31,50	-131 516,29	
21/03/2007	ODDO	V	-20 120	-20 120	31,93	32,35	31,45	642 460,26	
22/03/2007	ODDO	A	14 070	14 070	32,61	32,85	32,45	-458 880,63	
22/03/2007	ODDO	V	-25 070	-25 070	32,62	32,95	32,30	817 884,09	
23/03/2007	ODDO	A	7 000	7 000	32,75	32,86	32,65	-229 230,00	
23/03/2007	ODDO	V	-7 500	-7 500	32,80	32,95	32,70	246 010,45	
26/03/2007	ODDO	A	10 259	10 259	32,78	32,85	32,70	-336 258,80	
26/03/2007	ODDO	V	-8 759	-8 759	32,79	32,86	32,72	287 211,06	
27/03/2007	ODDO	A	10 089	10 089	33,11	33,40	32,90	-334 084,48	
27/03/2007	ODDO	V	-10 089	-10 089	33,22	33,45	32,81	335 125,36	
28/03/2007	ODDO	A	7 097	7 097	32,73	32,85	32,60	-232 278,56	
28/03/2007	ODDO	V	-5 597	-5 597	32,78	32,95	32,70	183 475,24	
29/03/2007	ODDO	A	5 162	5 162	32,80	32,85	32,75	-169 295,44	
29/03/2007	ODDO	V	-3 162	-3 162	32,82	32,86	32,80	103 773,32	
30/03/2007	ODDO	A	4 714	4 714	32,71	32,85	32,65	-154 212,10	
30/03/2007	ODDO	V	-4 014	-4 014	32,75	32,90	32,70	131 477,28	
Total		A	242 027	242 027				-7 701 479	
		V	-257 327	-257 327				8 232 266	

EXHIBIT 16

NOTE D'OPÉRATION

The following document is a free translation of a French language document provided for information purposes only.

TELEPERFORMANCE

Société anonyme with a Supervisory Board and an Executive Board with a share capital of EUR 88,306,115
Registered office: 6-8 rue Firmin Gillot 75015 Paris

301 292 702 R.C.S Paris

PROSPECTUS

made available to the public in connection with the issue and the listing of shares on the Eurolist by Euronext(TM) of Euronext Paris pursuant to a capital increase through a cash contribution with preferential subscription rights in the amount of EUR 259,031,256, representing 11,774,148 new shares at a price per share of EUR 22 each, at a ratio of one new share for every three existing shares from 9 October 2006 through 20 October 2006 inclusive.

A legal notice will be published in the *Bulletin des annonces légales obligatoires* on 6 October 2006.

AMF

Visa of the *Autorité des marchés financiers*

Pursuant to Articles L.412-1 and L.621-8 of the French Monetary and Financial Code (*Code monétaire et financier*) and of its General Regulations, the *Autorité des marchés financiers* (**"AMF"**) granted visa number 06-341 on 5 October 2006 to this prospectus in accordance with Articles 211-1 to 216-1 of its General Regulations.

This prospectus has been prepared by the Company and its signatories are liable for its content in accordance with Article L.621-8-1-I of the French *Code monétaire et financier*. The AMF granted a visa in respect of this prospectus after conducting a review of the document to confirm that it was complete and comprehensible and that the information contained therein was coherent. The visa does not, however, constitute a verification of the statements contained in the prospectus or a recommendation to investors to subscribe to the offering described therein.

This prospectus is comprised of:

- the Reference document *(document de référence)* of Teleperformance (**"Teleperformance"** or the **"Company"**) filed with the *Autorité des marchés financiers* on 2 May 2006 under number D.06-0352; and
- the Update to the reference document *(actualisation du document de référence)* of Teleperformance filed with the *Autorité des marchés financiers* on 28 September 2006 under number D.06-0352-A01; and
- this *note d'opération* including the summary of the prospectus.

CALYON DEUTSCHE BANK HSBC SOCIETE GENERALE
Lead Underwriters and Joint-Bookrunners

Copies of the prospectus are available without charge from Teleperformance, 6-8 rue Firmin Gillot, 75015 Paris, and from the financial institutions.

The prospectus may also be viewed on the website of Teleperformance (www.srteleperformance.com) and on the website of the *Autorité des marchés financiers* (www.amf-france.org).

Free translation of French language document
for information purposes only

Table of Contents

SUMMARY OF THE PROSPECTUS

This summary should be read as an introduction to the prospectus. Any decision to invest in the financial instruments should be based on a thorough review of the prospectus by the investor. The investor is advised that (i) if an investor brings an action before a court in respect of information contained in this prospectus, pursuant to the domestic laws of the member states of the European Community or parties to the agreement on the European Economic Area, the investor may be required to bear expenses for the translation of the prospectus prior to the commencement of judicial proceedings and (ii) persons who presented the summary, including, as applicable, its translation, and who requested its distribution, as defined under Article 212-42 of the AMF General Regulations, are subject to civil liability for the same, but only if the contents of the summary are misleading, inaccurate or contradict other parts of the prospectus.

A. PRINCIPAL FEATURES OF THE OFFER AND PROVISIONAL TIMETABLE

Background

The purpose of the capital increase described in this prospectus is to finance the Company's development programme for 2006-2007 through organic and external growth, within Europe and in the rest of the world.

Number of new shares to be issued

11,774,148 new shares with a nominal value of EUR 2.50 per share for a total nominal amount of EUR 29,435,370.

This number may be increased by up to 278,250 shares if all share subscription options granted by Teleperformance on 25 June 2001 (the **"Options"**), to certain employees and certain officers of the Company and of companies related to the Company within the meaning of Article L.225-180 of the French Commercial Code (*Code de commerce*) (the **"Teleperformance Option Beneficiaries"**), for whom the exercise period is currently ongoing, are exercised before 16 October 2006.

Subscription price

EUR 22 per share, to be fully paid in cash upon subscription, of which EUR 2.50 represents the nominal value per share and EUR 19.50 the issue premium.

Percentage of share capital and voting rights represented by the new shares

Based on the share capital as at 4 October 2006 of EUR 88,306,115 composed of 35,322,446 shares, the capital increase will amount to up to EUR 259,031,256 through the issue of 11,774,148 shares, representing 33.33% of the Company's share capital and 30.40% of its voting rights on that date.

If the Options are exercised before 16 October 2006, the capital increase could amount to up to EUR 265,152,756 represented by 12,052,398 shares, representing 34.12% of the Company's share capital and 31.12% of its voting rights.

Date as of which the new shares carry full rights

1 January 2006.

Preferential subscription rights

The subscription for new shares will be reserved, on a preferential basis, to holders of existing shares and to holders of shares resulting from the exercise of the Options or for transferees of preferential subscription rights who will have an entitlement without reduction (*à titre irréductible*) to subscribe to one new share with a nominal value of EUR 2.50 per three existing shares held (three preferential subscription rights will entitle a holder to subscribe for one share at a price of EUR 22 per share), without taking into account fractional shares.

Shareholders and transferees of the preferential subscription rights will also be entitled, subject to reduction (*à titre réductible)*, to subscribe for additional new shares.

Based on the closing price per Teleperformance share on 4 October 2006, i.e. EUR 29.75, the theoretical value of the preferential subscription right equals EUR 1.94.

Subscription Period

From 9 October 2006 to 20 October 2006 inclusive.

Admission to trading of the new shares

The new shares will be admitted to trading on Eurolist by Euronext(TM) of Euronext Paris, Compartment B on 3 November 2006. The new shares shall be fully fungible with existing shares of the Company and shall also be traded under ISIN FR0000051807 from 3 November 2006.

Underwriting

The issue of the shares will be underwritten pursuant to an underwriting agreement entered into between the Company and a banking syndicate managed by CALYON, Deutsche Bank AG London Branch, HSBC and Société Générale, acting as Joint Lead Managers and Joint Bookrunners (the "**Underwriters**"). This underwriting agreement does not constitute a performance guarantee (*garantie de bonne fin*) within the meaning of Article L.225-145 of the French Commercial Code (*Code de commerce*).

Pursuant to this underwriting agreement, the Underwriters undertake to arrange for the subscription of or to themselves subscribe for 10,008,028 new shares, which represent a nominal amount of EUR 25,020,070 or 85% of the capital increase without taking into account the shares that could be issued in the event that the Options are exercised. The balance of the new shares issued in connection with the capital increase, up to 2,044,370 new shares, will not be underwritten.

Lock-Up

As from the execution date of the underwriting agreement and for a period of 180 days following the date of settlement and delivery of the new shares, the Company has agreed not to carry out, without the consent of the Underwriters, any issue, offer or transfer of any of the Company's shares or of any securities which give access, directly or indirectly, to Teleperformance shares and to ensure that none of its subsidiaries carry out such an issue, offer or transfer, subject to certain customary exceptions.

As from the execution date of the underwriting agreement, Mr. Jacques Berrebi and Mr Daniel Julien, shareholders of the Company, have agreed that they will not carry out, without the consent of the Underwriters, an issue, offer or transfer of any shares until 2 January 2007, subject to certain customary exceptions.

Stabilisation-Intervention on the market

Under the terms of the underwriting agreement, CALYON, acting in its capacity as stabilisation manager, will have the ability to intervene on any market through the purchase or the sale of shares and preferential subscription rights.

Such intervention may have an effect on the trading price of the shares and the preferential subscription rights.

Intention of the principal shareholders to subscribe under the offer

The Group Industriel Marcel Dassault, which holds 6.50% of the Company's share capital has indicated its intention to subscribe to the capital increase to the full extent of its rights not subject to reduction.

Mr. Jacques Berrebi, Mr. Daniel Julien, Ms. Sylvie Douce and Mr. Olivier Douce have indicated their intention not to subscribe to the increase in capital.

The Company has no knowledge of the intention of other shareholders as to the exercise or the transfer of their preferential subscription rights.

Financial intermediaries

Subscriptions for shares and payments by subscribers or intermediaries appointed to act in their name and on their behalf will be accepted until 20 October 2006 in France by CACEIS CT, 14 rue Rouget de Lisle, 92862 Issy-Les-Moulineaux Cedex 09.

The subscriptions and payments by shareholders whose shares are in fully registered form (*au nominatif pur*) will be accepted, at no expense, by BNP Paribas Securities Services, Services aux Emetteurs, Immeuble Tolbiac, 75450 Paris Cedex 09.

Each subscription must include payment of the subscription price.

Amounts paid in connection with the subscriptions will be centrally held by CACEIS CT, which will establish up a funds deposit certificate confirming that the capital increase has been realised.

Indicative timetable for the capital increase:

5 October 2006	*Visa* of the AMF on the prospectus and execution of the underwriting agreement.
9 October 2006	Beginning of the subscription period — detachment of and commencement of trading of the preferential subscription rights on the Eurolist by Euronext(TM) of Euronext Paris.
16 October 2006	Beginning of the suspension period for the exercise of the Options.
20 October 2006	End of the subscription period, end of trading of the preferential subscription rights.
3 November 2006	Issue of the new shares — settlement — delivery admission to trading of the shares on the Eurolist by Euronext(TM) of Euronext Paris.
6 November 2006	End of the suspension period for the exercise of share subscription options.
8 November 2006	End of the stabilization period (00:00).

B. TERMS OF THE OFFER

Plan of Distribution

Category of potential investors

As the shares are being issued with preferential subscription rights either subject to or without reduction, (*à titre réductible et irréductible*), the preferential subscription rights are available to all shareholders of the Company, including those who have subscribed for shares by exercising Options before 16 October 2006.

Countries in which the offer will be made

The offer will be made to the public in France.

Restrictions applicable to the offer

The distribution of the prospectus, the sale of shares and preferential subscription rights and the subscription for shares may, in certain countries, be governed by specific regulations. Any person in possession of the prospectus should familiarise himself or herself with any restrictions pursuant to local regulations and shall comply with them.

Dilution

Effect of the issue on shareholders' equity

The effect of the issue of shares in connection with the capital increase on shareholders' equity (Group share) for a shareholder who holds one Teleperformance share prior to the issue and does not subscribe to this issue calculated on the basis of consolidated

shareholders' equity (Group share) as of 30 June 2006 and the number of shares constituting the Company's share capital as of 4 October 2006 is as follows:

	Share in shareholders' equity	
	Non-diluted basis	Diluted basis(1)
	(in euros)	
Before the issue of the new shares resulting from the present capital increase	12.29	13.96
After the issue of 11,774,148 new shares resulting from the present capital increase(2)	14.60	15.53
After the issue of 12,052,398 new shares resulting from the present capital increase(3)	14.90	15.55

(1) Calculations have been made based on the assumption that all options have been exercised, all of the bonds convertible into new or existing shares of the Company issued in December 2003 (the "Convertible Bonds") have been converted into shares of the Company and all free shares granted have been issued.

(2) Number of shares which may be issued in connection with the capital increase on the basis of the share capital as of 4 October 2006.

(3) Maximum number of shares which may be issued in connection with the capital increase in the event that all Options are exercised.

Consequences of the issue for shareholders

The consequences of this issue for a shareholder who holds 1% of Teleperformance's share capital prior to the issue and who does not subscribe to this issue (calculated on the basis of the number of shares constituting the Company's share capital as of 4 October 2006) is as follows:

	Interest of the shareholder	
	Non-diluted basis	Diluted basis(1)
	(in %)	
Before the issue of the new shares resulting from the present capital increase	1.00	0.78
After the issue of 11,774,148 new shares resulting from the present capital increase(2)	0.75	0.62
After the issue of 12,052,398 new shares resulting from the present capital increase(3)	0.73	0.62

(1) Calculations have been made based on the assumption that all options have been exercised, all Convertible Bonds have been converted into shares of the Company and all free shares granted have been issued.

(2) Maximum number of shares which may be issued in connection with the capital increase on the basis of the share capital as of 4 October 2006.

(3) Maximum number of shares which may be issued in connection with the capital increase in the event that all Options are exercised.

Gross and net proceeds from the issue

The gross proceeds of the issue amounts to EUR 259,031,256 inclusive of the issue premium. These proceeds could increase to EUR 265,152,756 if all Options are exercised prior to 16 October 2006. The net proceeds of the issue are estimated at approximately EUR 250.65 million, which may increase to approximately EUR 256.58 million if all Options are exercised prior to 16 October 2006.

If the issue is 85% subscribed, the gross proceeds of the issue will decrease to EUR 220,176,616 inclusive of the issue premium and the net product of the issue is estimated to amount to approximately EUR 212.97 million.

C. KEY INFORMATION RELATING TO SELECTED FINANCIAL DATA; SHAREHOLDERS' EQUITY AND NET INDEBTEDNESS; RISKS FACTORS

1 Financial statements and other financial data

Balance sheet

	30/06/06 IFRS	2005 financial year IFRS	2004 financial year IFRS	2003 financial year French GAAP
		(in thousands of euros)		
Non-current assets	**490,7**	**490,239**	**391,231**	**278,479**
Goodwill	332,1	332,485	259,221	157,912
Current assets	**574,5**	**569,549**	**452,974**	**514,083**
Cash and cash related	185,2	197,863	157,019	265,867
TOTAL ASSETS	**1,0**	**1,059,788**	**844,205**	**792,562**
Shareholders equity	**447,4**	**440,752**	**350,538**	**332,052**
Group share	434,2	426,739	336,689	313,333
Non-current liabilities	**238,5**	**235,679**	**220,974**	**288,945**
Financial liabilities	224,2	228,778	213,999	275,621
Current liabilities	**379,3**	**383,357**	**272,693**	**171,565**
Other current financial liabilities	142,9	147,678	77,414	0
TOTAL EQUITY AND LIABILITIES	**1,0**	**1,059,788**	**844,205**	**792,562**

	30/06/06 IFRS	30/06/05 IFRS	2005 financial year IFRS	2004 financial year IFRS	2003 financial year French GAAP
			(in thousands of euros)		
Revenue	**696,422**	**570,929**	**1,195,868**	**952,901**	**862,884**
EBITA(1)	63,883	47,345	106,060	77,021	66,253
Financial profit	(8,103)	(5,800)	(12,179)	(8,410)	(3,242)
Revenue after taxes(2)	**35,900**	**25,321**	**62,324**	**55,056**	**59,541**
Group Share(2)	34,656	23,449	58,251	51,132	52,860
Diluted group share revenue per share (in EUR)	**0.84**	**0.59**	**1.45**	**1.25**	**0.55**

(1) under IFRS GAAP: operating profit.
under French GAAP: operating income before amortization of goodwill.

(2) under French GAAP: before amortization of goodwill.

2 Net working capital

Teleperformance certifies that the net consolidated working capital of the Group prior to the realisation of this capital increase is sufficient to meet its obligations over the twelve-month period beginning on the date on which the *visa* in respect of the prospectus was granted.

3 Consolidated shareholder's equity and consolidated net indebtedness

Consolidated shareholders' equity and net financial debt as at 31 July 2006 amounted to EUR 153.7 million and EUR 424.1 million, respectively.

I — Equity and net financial debt (in thousands of euros)

Total current debt (including portion of non-current debt maturing in less than 1 year)	**143,8**
Guaranteed	**0**
Secured(1)	**11,1**
Unguaranteed /unsecured	**132,7**
Total non current debt (excluding portion of non-current debt maturing in less than 1 year)	**225,3**
Guaranteed	**0**
Secured(1)	**8,2**
Unguaranteed/unsecured	**217,0**
Equity	**424,0**
Share capital	**88,3**
Legal reserve	**8,8**
Other consolidated reserves(2)	**326,9**

(1) primarily hire-purchase agreements.

(2) including share premium, conversion reserve, reserves and profits accumulated as at 30 June 2006.

II — Net financial debt (in thousands of euros)

(A) Cash	**73,626**
(B) Marketable Securities(3)	**252**
(C) Cash equivalents	**124,529**
(D) Liquidities (A) + (B) + (C)	**198,407**
(E) Current financial assets(4)	**11,483**
(F) Current bank debt	**42,790**
(G) Portion of non-current debt maturing in less than 1 year	**63,544**
(H) Other short-term financial debt	**37,490**
(I) Current short-term financial debt (F) — (G) — (H)	**143,824**
(J) Current net financial debt (I) — (E) — (D)	**(66,066)**
(K) Non-current bank loans	**22,494**
(L) Bonds (long-term)	**153,927**
(M) Other non-current debts	**48,920**
(N) Non-current financial debt (K) + (L) + (M)	**225,341**
(O) Non-current financial assets (4)	**5,617**
(P) Non-current net financial debt (N) — (O)	**219,724**
(Q) Net financial debt (J) + (P)	**153,658**

(3) Marketable securities.

(4) Current and non-current financial assets correspond to deposits, guarantees (*cautionnements*) and loans. They do not take into account unconsolidated shareholdings.

On the date of the *visa* in respect of the prospectus, no material adverse change has affected the level of shareholders' equity excluding revenue nor the different items of debt of the Company described above since 31 July 2006. The Company holds neither conditional nor indirect debts as defined in the CESR recommendations.

4 Business trend

In terms of the Company's business development strategy, priority will be given to acquisitions and internal growth, with an objective to becoming world leader:

- the Company intends to increase its acquisition programme throughout 2006 and 2007. Targets could be more sizeable than in the past with the introduction of a new tranche that could amount to EUR 300 million;
- the Company will target acquisitions of general operators, as well as technical assistance or debt collection specialists, with a particular emphasis on debt collection companies in Europe and in the Unites States; and

- the development programme will also be based on an extension of the geographical coverage and of the scope of the offer by launching new strategic start-ups.

5 Summary of the principal risk factors in relation to the issuer and the shares offered

Investors are invited to consider the risk factors stated below and in more detail in Chapter II.6 of the reference document filed with the *Autorité des Marchés Financiers* (the **"AMF"**) on 2 May 2006 under Number D.06-0352, in paragraph 3.2.c of the update to the reference document registered with the *Autorité des Marchés Financiers* on 28 September 2006 under the number D.06-0352-A01 and in Chapter 2 of this prospectus before making any investment decision.

Risks relating to the shares issued

The market for the Company's preferential subscription rights and new shares might only offer limited liquidity.

Existing shareholders who do not exercise their preferential subscription rights, or who transfer such rights to others, will see their shareholding diluted.

Additional sales of Company shares and preferential subscription rights could take place on the market during the offer, with regard to the preferential subscription rights, or during or after the offer, with regard to the Company's shares, and could have a negative impact on the trading price of the shares or on the price of the preferential subscription rights.

Market fluctuations and the economic climate could increase the volatility of the Company's shares.

Risks relating to the Company

Investors are also invited to consider the following risk factors:

— market risks: liquidity and exchange rate risks (including risks relating to financing transactions of the Company's subsidiaries, repurchase agreements with minority shareholders, commercial transactions carried out in currencies other than the Company's functional currency and conversions carried out as part of consolidation); and

— risks relating to the Company's business: regulatory risks (including the risk relating to the implementation of regulations such as the *"Do not call list"*).

Investors should note that the above-mentioned list of risk factors is not exhaustive and other unforeseen risks may exist, which are not considered on the date of the visa granted in respect of the prospectus to be likely to have an adverse impact on the Company, its business or its financial situation.

D. INFORMATION RELATING TO THE ISSUER

History and development of the Company

Teleperformance emerged from a merger in 1990 between the Jaurès Participation Conseils company, the SDPS company and its listed subsidiary, Rochefortaise S.A. The majority of its capital was held by a holding company named EUROFID.

In June 1996, Rochefortaise absorbed EUROFID.

Various internal reorganizations were then carried out in order:

- to group together the different communication services by line of business; and
- to centralize the core business of the Group (i.e. the "Contact Centre" division) within Teleperformance.

Overview of the Company's activities

SR Teleperformance is the world's second-largest provider of outsourced customer relationship management and contact centre services. It operates under various brands, such as Teleperformance for customer acquisition, customer service and customer growth programmes, and TechCity Solutions and Cash Performance respectively specializing in technical support and debt.

E. DIRECTORS, SENIOR MANAGEMENT MEMBERS, EMPLOYEES AND STATUTORY AUDITORS

Members of the Supervisory Board

Chairman of the Supervisory Board: .... Daniel Julien
Vice-chairman and member of the Supervisory Board: .... Jacques Berrebi
Supervisory Board members: .... Philippe Dominati
Alain Laguillaumie
Philippe Ginestié
Martine Dassault
Philippe Santini
Daniel Bergstein
Eric Delorme
Bernard Canetti

Membres of the Executive Board
Chairman: .... Christophe Allard
Members of the Executive Board .... Olivier Douce
Michel Peschard

Employees of Teleperformance

As at 30 June 2006, Teleperformance employed approximately 80,000 people.

Auditors of Teleperformance

Statutory Auditors: KPGM SA and BDO MG SOFINTEX
Substitute Auditors: SCP de Commissaires aux comptes Jean-Claude André et Autres and Joel Assayah

F. SHARE CAPITAL AND MAIN SHAREHOLDERS

Amount and description of Share Capital and Voting Rights as at 4 October 2006

As at 4 October 2006, the share capital of Teleperformance was EUR 88,306,115, composed of 35,322,446 shares, nominal value EUR 2.50 per share, representing 38,725,488 voting rights, divided between the following shareholders:

	Number of Shares	% of share capital	Number of voting rights	% of voting rights
Mr. Olivier Douce	2,018,980	5.71	3,388,980	8.75
Groupe Industriel Marcel Dassault	2,294,308	6.50	3,868,260	9.99
Mr. Jacques Berrebi	886,693	2.51	886,693	2.29
Mr. Daniel Julien	574,221	1.63	878,821	2.27
Mrs. Sylvie Douce	781,729	2.21	781,729	2.02
Public	28,766,515	81.44	28,921,005	74.68
TOTAL	**35,322,446**	**100.00**	**38,725,488**	**100.00**

To the Company's knowledge, there exists no agreement whose implementation may, at a date subsequent to that of the visa given in respect of this prospectus, result in a change in its control.

Each share of the Company confers the right to one vote unless the shareholders' rights attached to such share grant the right to two votes in accordance with the holding requirements of the by-laws of the Company.

On 2 August 2006 and pursuant to a resolution of the shareholders of the Company given by the shareholders' meeting held on 1 June 2006 limited to 2.30% of the share capital of the Company on the date of such meeting, the Executive Board issued and allotted 776,600 free shares of the Company.

G. TRANSACTIONS WITH RELATED COMPANIES

Companies controlled by Mr. Jacques Berrebi have received compensation paid by Teleperformance and/or its subsidiaries as part of their business with such companies. This compensation amounted to:

- 2003: EUR 709,855
- 2004: EUR 867,570
- 2005: EUR 420,243

In 2005, the amount of the compensation paid to management, as remuneration, amounted to EUR 5,175,075 and EUR 84,500, in the form of director's fees.

There are no post-employment advantages or end-of-contract indemnities except for those mentioned in paragraphs 4 and 5 on page 73 of the reference document. There are 482,000 options granted to management pursuant to three existing stock option plans. In addition, the executive board granted management 247,000 of the 776,600 free shares allotted on 2 August 2006 pursuant to a resolution of the general shareholders' meeting held on 1 June 2006. The acquisition date in respect of these shares will be 2 August 2008.

H. ADDITIONAL INFORMATION

By-laws

The Company is governed in accordance with its by-laws (*statuts*). The current by-laws have been filed with the clerk's office of the Commercial Court *(Tribunal de commerce)* of Paris.

Publicly available documents

Documents related to Teleperformance that must be made available to shareholders and the public can be viewed at the registered office of the Company, which is located at 6-8 rue Firmin Gillot, 75015 Paris.

Availability of the prospectus

Copies of the prospectus relating to the public offer in France are available, without charge, at the registered office of Teleperformance, as well as from financial institutions. The prospectus may also be viewed on the website of the *Autorité des Marchés Financiers* (www.amf-france.org) and on the website of Teleperformance (www.srteleperformance.com).

1 PARTY ASSUMING RESPONSIBILITY FOR THE PROSPECTUS

1.1 Party responsible for the prospectus

Mr. Christophe Allard,
Chairman of the Executive Board of Teleperformance

1.2 Attestation of the party responsible for the prospectus

"After having taken all reasonable steps to this effect, I attest that, to the best of my knowledge, the information in this Prospectus fairly reflects the current situation and no material information has been omitted.

The historical financial information disclosed in this prospectus has been the subject of statutory auditors' reports, included on page 118 and 134 of this document. This report contains the following observation: "

Statutory auditor's report dated 27 April 2006 on the annual accounts:

"Without questioning the above opinion, we draw your attention to the following point expressed in Note 2 "Rules and Methods of accounting" Paragraph "Change of methods" of the annex concerning the changes to the accounting method which took place during the financial year resulting from the first application of rules CRC 2002-10 related to the depreciation of assets and CRC 2004-06 relating to the definition of assets."

The 6-month accounts presented in the prospectus were addressed in the Auditors' report, located on page 38 of the update to the reference document, which was delivered without reservation or other comment.

President of the Executive Board
Christophe Allard

1.3 Party responsible for financial information

Mr. Michel Peschard
Member of the Executive Board
6-8, rue Firmin Gillot
75015 Paris
Tél: +33(0) 1 55 76 40 80

2 MARKET RISK FACTORS THAT COULD HAVE A MATERIAL EFFECT ON THE SECURITIES OFFERED

The market for the Company's preferential subscription rights and new shares might only offer limited liquidity.

No guarantee can be given as to whether a market will develop for the preferential subscription rights and, if this market does develop, the preferential subscription rights and the new shares trading on the secondary quotation line may be subject to greater volatility than the Company's existing shares carrying current dividend rights. In addition, in the event of a substantial decrease in the price of the Company's shares, the preferential subscription rights may lose their value.

Existing shareholders who do not exercise their preferential subscription rights, or who transfer such rights, will have their shareholding diluted.

In the context of the planned offer, existing shareholders who do not exercise their preferential subscription rights, or who transfer such rights, will have their shareholding diluted.

Volatility in the price of the Company's shares

During the last few years, significant fluctuations have occurred on the stock markets which often were unrelated to the results of the companies whose shares were traded. These market fluctuations and the economic climate could increase the volatility of the trading price of the Company's shares.

Sales of shares of the Company and of preferential subscription rights could occur on the market during the offer, with respect to the preferential subscription rights, or during or after the offer, with respect to the shares of the Company, which could have a negative impact on the trading price of the Company's shares and of the preferential subscription rights.

The sale of a certain number of shares of the Company or preferential subscription rights on the market, or the perception that such sales could occur during the offer, with respect to the preferential subscription rights, or during or after the completion of the offer, with respect to the Company's shares, could have an adverse impact on the trading price of the Company's shares and of the preferential subscription rights. The Company cannot currently determine what the possible effect the sale by certain shareholders of shares and/or of preferential subscription rights would have on the trading price of the shares and of the preferential subscription rights.

Investors should take into account the risks factors described in Chapter II.6 "Risk factors" of the reference document filed with the AMF on 2 May 2006 under number D.06-0352 and in Paragraph 3.2.c of the update to the reference document registered with the *Autorité des Marchés Financiers* on 28 September 2006 under the number D.06-0352-A01.

If the issue is not 100% subscribed and the underwriting provided of the syndicate of banks is implemented, the issue will be reduced to 85%.

3 KEY INFORMATION

3.1 Net working capital

Teleperformance certifies that the net working capital of the Group prior to the realisation of this capital increase is sufficient to meet its obligations over the twelve-month period beginning the date on which the *visa* in respect of the prospectus was granted.

3.2 Shareholders' equity and indebtedness

Pursuant to CESR's recommendations (CESR 105-054b, paragraph 127), as of 31 July 2006, the net financial debt and shareholders' equity are EUR 153.7 million and EUR 424.1 million, respectively, as detailed below.

I Equity and net financial debt (in thousands of euros)

Total current debt (including portion of non-current debt maturing in less than 1 year)	**143,8**
— Guaranteed	**0**
— Secured(1)	**11,1**
— Unguaranteed/unsecured	**132,7**
Total non-current debt (excluding portion of non-current debt maturing in less than 1 year)	**225,3**
— Guaranteed	**0**
— Secured(1)	**8,2**
— Unguaranteed/unsecured	**217,0**
Equity	**424,0**
— Share capital	**88,3**
— Legal reserve	**8,8**
— Other consolidated reserves(2)	**326,9**

(1) Primarily hire-purchase agreements.

(2) Including share premium, conversion reserve, reserves and profits accumulated as of 30 June 2006.

II Net financial debt

(A) Cash	**73,626**
(B) Marketable securities	**252**
(C) Cash equivalents(3)	**124,529**
(D) Liquidities (A) + (B) + (C)	**198,407**
(E) Current financial assets(4)	**11,483**
(F) Current bank debt	**42,790**
(G) Portion of non-current debt maturing in less than 1 year	**63,544**
(H) Other short-term financial debt	**37,490**
(I) Current short-term financial debt (F) — (G) — (H)	**143,824**
(J) Current net financial surplus (I) — (E) — (D)	**(66,066)**
(K) Non-current bank loans	**22,494**
(L) Bonds (long-term)	**153,927**
(M) Other non-current debts	**48,920**
(N) Non-current financial debt (K) + (L) + (M)	**225,341**
(O) Non-current financial assets(4)	**5,617**
(P) Non-current net financial debt (N) — (O)	**219,724**
(Q) Net financial debt (J) + (P)	**153,658**

(3) Marketable securities.

(4) Current and non-current financial assets corresponds to deposits, personal guaranties (*cautionnements*) and loans. They do not take into account unconsolidated shareholdings.

On the date of the *visa* in respect of the prospectus, no material adverse change has affected the level of shareholders' equity excluding revenue nor the different items of debt of the Company described above since 31 July 2006. The Company holds neither conditional nor indirect debts as defined in the CESR recommendations.

3.3 Interest of physical persons and other entities participating in the issue

None.

3.4 Purpose of the offer and use of proceeds

The purpose of this capital increase will be to finance the development programme of Teleperformance for 2006-2007 through organic and external growth, within Europe and in the rest of the world.

The net proceeds are estimated at approximately EUR 250.65, which may be increased to up to EUR 256.58 million in the event that all share subscription options for which the subscription period is ongoing are exercised.

4 INFORMATION ABOUT THE SECURITIES TO BE OFFERED/ADMITTED TO TRADING ON THE EUROLIST BY EURONEXT PARIS

4.1 Type and class of the securities offered and admitted to trading and the date as of which they carry full rights

The new shares to be issued will be ordinary shares of the Company of the same class as the existing shares of the Company. As of 1 January 2006, they carry full rights, including the rights to dividends distributed as of the issue date.

The new shares will be admitted to trading on the Eurolist by Euronext(TM) of Euronext Paris on 3 November 2006.

They will be fungible with the existing shares of the Company traded on the Eurolist by Euronext(TM) of Euronext Paris and the new shares shall be traded, as of this date, under the same ISIN code, of the existing shares of the Company, i.e. FR0000051807.

4.2 Applicable law and jurisdiction

The new shares will be issued in accordance with French law and the competent courts in the event of litigation will be those where the registered office of the Company is located if the Company is defendant and will be designated according to the nature of the litigation, unless otherwise provided by the French New Civil Procedure Code (*Nouveau Code de Procédure Civile*).

4.3 Form and method of entry into securities accounts

The new shares may be in registered or bearer form, at the election of the subscribers.

Pursuant to Article L.211-4 of the French Monetary and Financial Code (*Code monétaire et financier)*, the shares, whatever their form, will be dematerialised (book-entry form) and must therefore be entered in accounts, as applicable, on the books or the Company of an appointed intermediary. The rights of the shareholders will be evidenced by an entry in its name with:

- BNP Paribas Securities Services, appointed by the Company in respect of the fully registered shares (*actions nominatives pures*);
- a chosen appointed financial intermediary and BNP Paribas Securities Services, appointed by the Company for the registered shares (*actions nominatives administrées*);
- a chosen appointed financial intermediary for the bearer shares.

The transfer of the ownership of the new shares will occur on their entry into the account of the purchaser in accordance with Article L.431-2 of the French Monetary and Financial Code (*Code monétaire et financier)*.

A request will be made for the admission of the new shares to Euroclear France, Euroclear Bank S.A./N.V., Clearstream Banking S.A./N.V. The new shares will be registered in the accounts as of 3 November 2006 in accordance with the indicative timetable.

4.4 Currency of the issue

The issue will be made in Euros.

4.5 Rights attached to the new shares

From their creation, the new shares will be subject to all provisions of the by-laws (*statuts*) of the Company. Pursuant to currently applicable French law and the by-laws of Teleperformance in their current form, the principal rights attached to the shares are as follows:

Right to dividends

From and including the 2006 financial year and the following financial years, the new shares to be issued will give the same right to dividends as that attached to other shares carrying the same full rights.

On the proposal of the Executive Board, the General Shareholders' Meeting approving the financial statements of the financial year can grant shareholders a dividend.

These dividends are payable subject to the legal limit of five years to the benefit of the French State.

The dividends paid to non-residents are subject to a withholding tax (please refer to paragraph 4.11.2 below).

Voting rights

The number of voting rights attached to the shares is proportional to the portion of the share capital that the shares represent and each share carries at least one vote. In all shareholders' meetings, each shareholder has the right to vote according to the number of shares he holds or he represents without any other limitations but those resulting from legal provisions.

When the shares are subject to a usufruct, the voting rights attached to such shares may be exercised at all ordinary shareholders' meetings by the holder of the usufruct and at all the extraordinary general shareholders' meetings by the bare owner, unless otherwise agreed and notified to Teleperformance.

A double voting right is granted to fully paid-up shares registered for more than four years by the same shareholder, who must be French or a national of a European Economic Community member state. The double voting right may also be granted to foreign shareholders previously and individually approved by the Supervisory board.

If a share is converted into a bearer share or transferred, the double voting right automatically disappears.

Preferential subscription rights of shares of the same class

Under French law and in particular Article L.225-132 of the Commercial Code (*Code de commerce*), any capital increase through a cash contribution entitles existing shareholders to preferential rights to subscribe for new shares in proportion to the amount of existing shares that they hold.

At the general meeting deciding or approving the capital increase, the shareholders can elect, pursuant to Article L.225-135 of the Commercial Code (*Code de commerce*) to eliminate the preferential subscription rights in relation to the entire capital increase or a portion of it or to set a time limit for the shareholders to subscribe for new shares. When the shares are issued by way of a public offer without preferential subscription rights, the price of the issue must be set in accordance with Article L.225-136 of the Commercial Code (*Code de commerce*).

Furthermore, the general shareholders' meetings can decide to reserve a capital increase for certain persons designated by name or a class of people who meet certain criteria, pursuant to Article L.225-138 of the Commercial Code (*Code de commerce*).

The general shareholders' meeting can also decide to reserve a capital increase for the shareholders of another company for which the Company has made a public offer by way of a share for share exchange pursuant to Article L.225-148 of the Commercial Code (*Code de commerce*) or for certain persons in the context of consideration for a contribution in kind issue for non-cash consideration pursuant to Article L.225-147 of the Commercial Code (*Code de commerce*).

Right to share in the profits of the Issuer

The shareholders of the Company have the right to share in the profits pursuant to the terms set out in Articles L.232-10 et seq. of the Commercial Code (*Code de commerce*).

Right to share in any surplus in the event of a liquidation

Each share, of whatever class, carries a right to the ownership of the assets of the Company and to share in any liquidation surplus (*boni de liquidation*) proportionate to the fraction of the total share capital that it represents, whether or not the share capital is redeemed or not, paid up or not.

All the shares, regardless of their class, which are part of or will be part of the share capital will always rank equally as far as tax charges are concerned. Consequently, any taxes which, for whatever reason could, due to the total or partial repayment of the nominal value of those shares, fall due on only some of those shares, whether during the existence of the Company or upon its liquidation, will be attributed to all shares that make up the share capital at the time of that or those repayments, such that all the existing or future shares will confer on their holders the same effective advantages and will entitle them to receive the same net amount, taking into account the nominal unpaid amount of the shares and the rights of the different classes of shares.

Subject to laws relating to the right to vote in meetings and the right to communication conferred on the shareholders, as regards the Company, the shares are indivisible by any one such shareholder and undivided co-owners (*copropriétaires indivis*) are to be represented by a single legal representative, designated by the courts in case of disagreement.

Buyback and conversion clauses

The by-laws (*statuts*) of the Company do not contain any buyback or conversion clauses.

Other provisions

The Company is authorised to undertake measures permitted by law to identify the holders of shares or other securities granting immediate or future voting rights held in the company.

4.6 Authorisations

4.6.1 Authorisation of the issue by the shareholders

The issue of new shares with preferential subscription rights is carried out in accordance with the twenty-fourth resolution of the general shareholders' meeting of Teleperformance held on 1 June 2006:

"The quorum and the majority requirements for a general shareholders' meeting having been met, and having considered the report of the Executive Board and the special report of the statutory auditors, and in accordance with the legal regulations, especially Articles L.225-129, to L.225-129-6 and L.228-91 to L.228-93 of the Commercial Code (Code de commerce), the shareholders' meeting resolved:

*1. To delegate to the Executive board, with the possibility to subdelegate the powers, to proceed with the issue, in the amounts and at the time they decide, either in France or abroad, on one or more occasions, maintaining preferential subscription rights of ordinary shares of the Company or any kind of securities including detachable warrants, carrying a right in any way authorised by law, immediately or subsequently, to obtain shares in the Company or shares in any other company in which the Company holds directly or indirectly more than half of the share capital (a "**Subsidiary**").*

The securities giving access to ordinary shares in the Company or in a Subsidiary may be debt securities or be associated to such securities.

Ordinary shares are in euros: shares securities other than ordinary shares are in euros or any other currency or unit of valuation established by reference to a collection of currencies.

2. Sets limits to the issue authorised pursuant to the delegation of power:

a) The maximum nominal amount of ordinary shares that the Executive Board is authorised to issue, pursuant to the delegation of power, immediately or subsequently, shall be limited to EUR 50 million, it being specified that (i) this amount will be imputed to the nominal amount of ordinary shares issued pursuant to the twenty-fifth resolution of the shareholders' meeting and that (i) this amount, if any, will increase by the amount of shares to be issued to preserve, in accordance with the legal provisions, the right of the holders of securities carrying the right to shares.

b) The maximum nominal amount of debt securities of the Company which give access to the share capital of the Company shall be limited to EUR 300 million, it being specified that this amount will be deducted from the nominal amount of ordinary shares issued pursuant to the twenty-fifth resolution of the shareholders' meeting.

3. If the Executive Board decides to use the current delegation, it:

a) Decides that the shareholders will have, proportionally to the amount of their shares, a preferential subscription right to subscribe for ordinary shares and securities issued pursuant to this delegation;

b) Decides, in accordance with Article L. 225-134 of the Commercial code (Code de commerce), that if the subscription without reduction (à titre irréductible) and, where applicable, the subscriptions subject to reduction (à titre réductible), have not absorbed the totality of an issue of new shares or securities, the Executive Board will be allowed, in accordance with preference and in whatever order it determines, limit the issue to the amount of the received subscriptions on condition that this amount reaches at least three- quarters of the issue, freely allot unsubscribed securities, in whole or in part, and/or offer them to the public.

4. Sets at 26 months from this day the validity period of the current delegation.

5. Delegates to the Executive Board the powers, with a possibility of subdelegation, to implement the current delegation in accordance with the legal provisions and to accordingly modify the by-laws (statuts)."

4.6.2 Decision of the Executive Board to proceed with the issue after receipt of the opinion of the Supervisory Board and the decision of the Chairman of the Executive Board to carry out the issue

Pursuant to the delegation described above, and after the Supervisory Board has delivered an opinion during its meeting of 4 October 2006, the Executive Board of the Company decided, during its meeting of 5 October 2006, to issue new shares of the Company maintaining preferential subscription rights for a nominal maximum amount of EUR 29,435,370 (without taking into consideration the impact of a possible exercise of share subscription options currently exercisable), subdelegated to its Chairman the task of setting the final terms of the transaction and decided that the possibility to exercise share subscription options would be suspended by a decision from the Chairman of the Executive Board.

The Chairman of the Executive Board of Teleperformance, acting pursuant to a sub-delegation granted by the Executive Board decided on 5 October 2006:

- to suspend the exercise of the share subscription options currently exercisable as from 16 October 2006 until the first business day following the date of the settlement and delivery of the issue inclusive, i.e. 6 November 2006 inclusive; and

- to proceed with a capital increase maintaining preferential subscription rights a rate of one new share for every three existing shares, to be subscribed and paid in cash. Based on the capital as at 4 October 2006, the nominal amount of this share capital increase is EUR 29,435,370, representing 11,774,148 shares. This amount may be increased to a maximum amount of EUR 30,130,995, representing 12,052,398 shares, in the event all the share subscription options granted by the Company to certain employees and certain officers of the Company and to companies linked to the Company as defined under Article L.225-180 of the French Commercial code (*Code de commerce*) being exercised before 16 October 2006 inclusive, for which the subscription period is ongoing.

In accordance with the provisions of Article L.225-134 of the French Commercial Code (*Code de commerce*) and the terms of the twenty-fourth resolution of the Combined General Meeting of the shareholders of the Company of 1 June 2005, the meeting of the Supervisory Board held on 5 October 2006 and the decision of the Chairman of the Executive Board of 5 October 2006, in the event

that both the subscriptions by entitlement without reduction and by entitlement subject to reduction (*à titre irréductible et réductible*) do not take up all of the offer, the Chairman of the Executive Board would be able to either limit the amount of the transaction to the number of subscriptions received, in case the subscription would at least represent three-quarters of the capital increase, freely allocate all or part of the securities not subscribed or offer them to the public.

4.7 Issue date of new shares

The issue date of the new shares is planned for 3 November 2006.

4.8 Restrictions on resales of the new shares

No provision of the by-laws of the Company limit the resales of the shares of the Company.

4.9 French regulations concerning public offers

The Company is subject to French rules relating to public offers and to tender offers followed by mandatory squeeze-outs.

4.9.1 Mandatory public offer

Article L.433-3 of the French Monetary and Financial Code (*Code monétaire et financier*) and Articles 234-1 and seq. of the AMF General Regulations regulate the terms and conditions to be fulfilled for mandatory public offers for all securities giving access to shares of the Company.

4.9.2 Standing market offer

Article L.433-3 of the French Monetary and Financial Code (*Code monétaire et financier*) and Articles 235-1 and seq. of the AMF General Regulations regulate the terms and conditions to be fulfilled for standing market offers (*garantie de cours*).

4.9.3 Squeeze-out and compulsory buyouts

Article L.433-4 of the French Monetary and Financial Code (*Code monétaire et financier*) and Articles 236-1 and seq. and 237-1 and seq. of the AMF General Regulations provide the terms and conditions to be fulfilled for a public tender offer followed by a compulsory buyout of minority shareholders.

4.10 Public tender offers initiated by third parties with respect to the issuer during the current and previous financial years

No public tender offers have been initiated by third parties with respect to the Issuer during the current and previous financial years.

4.11 French tax treatment of shares and preferential subscription rights

The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof. The following summarises the material French tax consequences of holding Teleperformance shares and preferential subscription rights. Investors should consult their own tax advisors to determine the tax consequences of holding such Teleperformance shares or preferential subscription rights to their particular situation.

Non-residents of France shall comply with applicable tax laws of their country of residence, as may be applicable pursuant to the relevant double tax treaty signed between France and such country.

4.11.1 Tax Treatment of French Residents

4.11.1.1 Individuals holding Teleperformance shares or preferential subscription rights as part of their private assets and who do not regularly engage in stock market transactions

The following summarises the material French tax consequences applicable to individuals who do not regularly engage in stock market transactions under conditions similar to those characterising the activity exercised by persons who perform such transactions on a professional basis. Individuals who engage in such transactions should consult their own tax advisors to determine the tax consequences of holding such Teleperformance shares or preferential subscription rights in their particular circumstances.

(a) Dividends

Dividends are added to individual French resident's global taxable income subject to French personal income tax and are taxable as securities income for the financial year during which they are received. According to the provisions of Article 158 of the French Tax Code *(Code général des impôts)*, dividends received will benefit from (i) an uncapped rebate of 40% of the amount of the dividends paid (the "**40% Rebate**"), and (ii) an additional EUR 3,050 allowance for married couples and partners of a civil solidarity agreement as defined in Article 515-1 of the French Civil Code *(Code civil) (pacte civil de solidarité)* filing a joint tax return and EUR 1,525 for single persons, widows or widowers, divorcees or married persons, filing separate tax returns.

In addition, pursuant to Article 200 *septies* of the French Tax Code *(Code général des impôts)*, individual shareholders will be entitled to a tax credit equal to 50% of the dividend distributed (before application of the 40% Rebate and the EUR 1,525 or EUR 3,050 allowances, as the case may be) (the "**Tax Credit**"). The Tax Credit will be capped at EUR 230 for married couples and partners of a civil solidarity agreement *(pacte civil de solidarité)* filing a joint tax return and EUR 115 for single persons, widows or widowers, divorcees or married persons filing separate tax returns. Such Tax Credit is deductible from the amount of the personal income tax payable and the excess may be refunded when its amount is greater than EUR 8.

Moreover, before applying the 40% Rebate and the EUR 1,525 or EUR 3,050 allowances as the case may be, dividends are subject to the following:

- the 8.2% general social security contribution, of which 5.8% is deductible from the global taxable income in respect of the year during which it is paid;
- the social levy at the rate of 2%, non-deductible from the global taxable income in respect of the year during which it is paid;
- the 0.3% contribution payable in addition to the 2% social levy, non-deductible from the global taxable income in respect of the year during which it is paid; and
- the social debt repayment contribution at the rate of 0.5%, non-deductible from the global taxable income in respect of the year during which it is paid.

(b) Capital Gains

Pursuant to Article 150-0 A of the French Tax Code *(Code général des impôts)*, capital gains resulting from the sale of Teleperformance shares or preferential subscription rights realised by individuals will be subject to personal income tax at a proportional rate currently set at 16%, from the first euro, if the total amount of securities and other interest listed under article 150-0 A of the French Tax Code that are sold (excluding gains benefiting from a tax deferral regime and exempted gains under a share savings plan (*plan d'épargne en actions* or PEA)) during a calendar year is greater, per fiscal household, than a threshold currently set at EUR 15,000.

Moreover, subject to the same condition regarding the annual amount of securities or other interest sold, capital gains are subject to the following social related contributions, which are not deductible from the global taxable income in respect of the year during which it is paid:

- the 8.2% general social security contribution;
- the 2% social levy;
- the 0.3% contribution payable in addition to the 2% social levy; and
- the 0.5% social debt repayment contribution.

Pursuant to Article 150-0 D *bis* of the French Tax Code *(Code général des impôts)*, capital gains resulting from the sale of Teleperformance shares are reduced by a 1/3rd rebate for each twelve-months holding period following the fifth year provided that the individual proves that he has continuously held the transferred Teleperformance shares for the relevant period of time.

For such purposes, the beginning of the holding period is set as follows:

- as regards the acquisition or subscription of the Teleperformance shares, as from 1 January 2006;
- as regards the Teleperformance shares which have been acquired or subscribed before 1 January 2006, as from 1 January 2006; and
- as regards the sale of securities and other interest after the termination of a PEA ("Share Saving Plans — See 4.11.1(c) below") or their withdrawal from the PEA more than eight years after its opening, as from 1 January 2006 or, if at a later date, as from 1 January of the year during which the transferor has ceased to benefit, for such securities or other interest, from the specific PEA regime.

However, such 1/3rd rebate does not extend to the assessment of the social related contributions which remain payable, even in case of complete personal income tax exemption, on the entire net capital gain realised on such occasion.

Pursuant to Article 150-0 D 11 of the French Tax Code *(Code général des impôts)*, capital losses incurred during one year can only be offset against capital gains of the same type realised during the same year or, possibly, during the ten following years, provided that such capital losses result from taxable transfers, which means, in particular, that the above-mentioned threshold of EUR 15,000 is exceeded for the year during which such capital losses are realised.

(c) Specific Regime for Share Saving Plans (PEAs)

The Teleperformance shares are assets which may be held in PEAs.

Subject to certain conditions, a PEA entitles its holder (i) for the duration of the PEA, to both a personal income tax and a social related contributions exemption on the amount of net income and net capital gains stemming from transactions realised within such PEA, if such income and capital gains are retained within such PEA, and (ii) upon termination of the PEA (where it occurs more than five years after its opening) or upon a partial withdrawal from the PEA (if it occurs more than eight years after its opening), to a personal income tax exemption on the net gain realised since the opening of such PEA. However, such income and capital gains remain subject to the 2% social levy and to the contribution payable in addition to the 2% social levy, to the general social security contribution and to the social debt repayment contribution, at the then applicable rate.

Income received through a PEA also entitles its holder to a tax credit of 50% of the amount of dividends received and capped at either EUR 115 or EUR 230, as the case may be.

Capital losses incurred on shares held within a PEA can generally only be offset against capital gains of the same type realised within the same framework. Nevertheless, in the event of a termination of the PEA, capital losses can be offset, under certain conditions, against capital gains of the same type realised outside the framework of the PEA during the year of its termination or during the ten following years.

(d) Wealth tax

Teleperformance shares held by individuals as personal assets are included in their taxable assets and, where applicable, are subject to the French wealth tax *(impôt de solidarité sur la fortune)*.

(e) Estate and gift duties

Teleperformance shares and preferential subscription rights acquired through inheritance or gift are subject to French estate or gift duties.

4.11.1.2 Tax treatment of legal entities subject to corporate income tax

(a) Dividends

Legal Entities Which Do Not Benefit from the Participation Exemption Regime in France

Legal entities which hold less than 5% of Teleperformance's share capital cannot benefit from the participation exemption regime described in Articles 145 and 216 of the French Tax Code *(Code général des impôts).*

Dividends received by such legal entities are included in their taxable income and are subject to corporate income tax at the rate of 33.33%. In addition, a social contribution amounting to 3.3% of the corporate income tax exceeding EUR 763,000 per twelve-month period (pursuant to Article 235 *ter* ZC of the French Tax Code *(Code général des impôts)*) is also applicable.

However, pursuant to Article 219 I-b of the French Tax Code *(Code général des impôts)*, the corporate income tax rate is set at 15% (within a EUR 38,120 limit of the taxable income per twelve-month period) for legal entities whose net annual turnover is lower than EUR 7,630,000 and whose share capital is fully paid-up and at least 75% of which is continuously held during the relevant financial year by individuals or by a company meeting all these requirements. In addition, these legal entities are exempt from the aforementioned 3.3% social contribution.

Legal entities which benefit from the participation exemption regime in France

Legal entities that fulfil the conditions set out under Articles 145 and 216 of the French Tax Code *(Code général des impôts)* may benefit, upon election, from a corporate income tax exemption in respect of dividends received under the participation exemption regime. However, Article 216 I of the French Tax Code *(Code général des impôts)* provides for the recapture of a portion of the costs and expenses incurred by the recipient equal to 5% of the dividend received (tax credit included) in the taxable income of the legal entity receiving dividends. The amount of this recapture cannot exceed, per financial year, the total amount of costs and expenses of any kind incurred by the legal entity that receives those dividends during the same financial year.

(b) Capital gains

Ordinary regime

Capital gains arising from sales of portfolio securities or preferential subscription rights will generally be included in the taxable income of the legal entity which is subject to corporate income tax at the rate of 33.33% (or, where applicable, at the rate of 15% within the EUR 38,120 limit in a twelve-month period for companies meeting the requirements set forth above), plus, as the case may be, the social contribution of 3.3% (Article 235 *ter* ZC of the French Tax Code *(Code général des impôts)*) under the conditions mentioned above.

Capital losses incurred on sales of portfolio securities or preferential subscription rights can generally be deducted from the taxable income of the legal entity which is subject to corporate income tax.

Specific tax regime applicable to long-term capital gains

However, for financial years opened as from 1 January 2006, in accordance with the provisions of Article 219 I-a *quinquies* of the French Tax Code *(Code général des impôts)*, capital gains realised upon the sale of shares which have been held for at least two years as of the date of transfer and which constitute controlling interests *(titres de participation)* are eligible for the separate taxation applicable to long-term capital gains.

Where such regime is applicable and for financial years opened in 2006, the net capital gain realised shall be subject to corporate income tax at the reduced rate of 8% plus, as the case may be, the aforementioned 3.3% social contribution. Capital gains realised during financial years opened as from 1 January 2007 will be tax exempt, except for the recapture of an amount equal to 5% of the net capital gains which shall be included within the taxable income at the standard corporate income tax rate.

For the purposes of Article 219 I-a *quinquies* of the French Tax Code *(Code général des impôts)*, the term controlling interests *(titres de participation)* means shares in a company (other than a real estate company) that qualify as a controlling interest for accounting purposes, shares acquired pursuant to a public tender offer or public exchange offer in respect of the company which initiates such offer, as well as securities that are eligible for the participation exemption regime set out under Articles 145 and 216 of the French Tax Code *(Code général des impôts)*, provided they are booked as controlling interests or under a special sub-account.

Capital losses incurred upon sales of Teleperformance shares during financial years opened in 2006 that would be eligible for the long-term capital gains regime set forth under Article 219 I-a *quinquies* of the French Tax Code *(Code général des impôts)* may be carried over and may be offset against the long-term capital gains of the same kind taxable at the aforementioned rate of 8% and realised during such financial years. However, the remainder of such carried-over long-term capital losses as of the opening of the first financial year opened as from 1 January 2007, and capital losses that are eligible for the long-term capital gains regime set forth under Article 219 I-a *quinquies* of the French Tax Code *(Code général des impôts)* realised during financial years opened as from 1 January 2007, shall not be offset or carried over.

Moreover, in accordance with the provisions of Article 219 I-a *ter* of the French Tax Code *(Code général des impôts)*, capital gains realised upon the transfer of real estate companies' shares that qualify as controlling interests *(titres de participation)* for accounting purposes or upon the transfer of shares whose acquisition price is at least equal to EUR 22,800,000 and that fulfil the requirements for the application of the participation exemption regime save for the condition regarding the holding of at least 5% of the share capital, and which are booked as controlling interests or under a special sub-account shall be taxable at the rate of 15% plus, as the case may be, the aforementioned 3.3% social contribution, provided that the shares have been held for at least two years at the date of their transfer.

Capital losses arising from sales of Teleperformance shares that would be eligible for the long-term capital gains regime set forth under the aforementioned Article 219 I-a *ter* shall be offset against capital gains of the same type realised during the same year or, in case of net capital loss during such year, during one of the ten following years. Such capital losses are not deductible from the taxable income subject to corporate income tax at the ordinary rate.

4.11.2 Tax treatment of non-French residents

(a) Dividends

Dividends distributed by Teleperformance are generally subject to a withholding tax at the rate of 25%, withheld by the paying agent of such dividends, where the tax domicile or registered office of the beneficiary is located outside France.

However, this withholding tax may be reduced or even eliminated pursuant to either Article 119 *ter* of the French Tax Code *(Code général des impôts)* which applies, under certain conditions, to shareholders that are resident within the European Union, or double tax treaties.

Teleperformance shareholders should consult their own tax advisors to determine whether the provisions of those treaties may apply to their particular situation and which formalities need to be complied with, in particular those set out under the administrative guidance dated 25 February 2005 (4 J-1-05) regarding the so-called "standard" or "simplified" procedure for the application of the reduced withholding tax rate.

(b) Capital gains

Subject to the more favourable provisions of the double tax treaties, as may be applicable, capital gains arising from the disposal of Teleperformance shares or preferential subscription rights by individuals who are not residents of France for tax purposes within the meaning of Article 4 B of the French Tax Code *(Code général des impôts)* or legal entities whose registered office is located outside France (and who do not hold such shares through a permanent establishment or fixed base located in France) and which have not at any time held, directly or indirectly, alone or together with the members of their family, more than 25% of the profits of Teleperformance during the five years preceding the disposal, are not subject to French tax.

(c) Wealth tax

Subject to the provisions of the double tax treaties, the French wealth tax *(impôt de solidarité sur la fortune)* does not apply to individuals who are not domiciled in France within the meaning of article 4 B of the French Tax Code *(Code général des impôts)* and who hold, directly or indirectly, less than 10% of Teleperformance's share capital provided that such holding does not enable them to have an influence on Teleperformance.

(d) Estate and gift duties

Under French law, shares and preferential subscription rights issued by French companies and acquired by way of inheritance or gift by an individual who is not resident of France, are subject to estate and gift duties.

France has entered into double tax treaties with certain countries so as to avoid double taxation of inheritances and gifts. Subject to certain conditions, residents of a country which has entered into such a treaty with France may be exempt from inheritance and gift duties or be granted a tax credit.

Potential investors should consult their own advisors regarding their inheritance and gifts tax liability in France as regards their interest in Teleperformance and the requirements which need to be met in order to benefit from such exemption or, as the case may be, to be granted a tax credit.

4.11.3 Tax Treatment of other shareholders

Holders of Teleperformance shares or of preferential subscription rights that are subject to other tax regimes than the ones mentioned above, in particular individuals who regularly engage in stock market transactions under conditions similar to those characterising the activity exercised by persons who perform such transactions on a professional basis or holders that have booked their securities or preferential subscription rights as assets of their enterprise, should consult their own tax advisors to determine the tax consequences of their holding to their particular circumstances.

5 TERMS AND CONDITIONS OF THE OFFER

5.1 Conditions, offer statistics, projected timetable and actions required to apply for the offer

5.1.1 Conditions of the offer

The capital increase of Teleperformance will be carried out with retention of preferential subscription rights for shareholders at a rate of one new share for every three existing shares with a nominal value of EUR 2.50 per share (see Paragraph 5.1.3 below).

The preferential subscription rights may only be exercised up to the number of preferential subscription rights allowing the subscription to a whole number of shares. In the event a holder of preferential subscription rights does not hold a sufficient number of preferential subscription rights to subscribe for a whole number of Teleperformance shares, the holder must turn to the market to obtain the number of rights needed to subscribe for a whole number of Teleperformance shares.

The preferential subscription rights that do not equal a whole number of Teleperformance shares may be traded on the market during the subscription period.

The preferential subscription rights that are not exercised by the close of the subscription period, i.e. 20 October 2006, will be null and void.

5.1.2 Amount of the issue

Based on the share capital as at 4 October 2006, the total amount of the issue, including a share premium, shall amount to EUR 259,031,256 (of which EUR 29,435,370 represents the nominal value and EUR 229,595,886 the issue premium), corresponding to the product of the number of new shares issued, i.e. 11,774,148 new shares, and the subscription price of a new share, i.e. EUR 22 (nominal price of EUR 2.50 and EUR 19.50 issue premium).

In the event that all Options which are currently exercisable are in fact exercised before 16 October 2006, the total amount of the issue, premium included, shall be EUR 265,152,756 (of which EUR 30,130,995 represents the nominal value and EUR 235,021,761 represents the issue premium), corresponding to the product of the number of new shares issued, i.e. 12,052,398 new shares, and the subscription price of a new share, i.e. EUR 22 (nominal price of EUR 2.50 and EUR 19.50 issue premium).

Teleperformance Option Beneficiaries who have exercised their rights prior to 16 October 2006 shall receive by the exercise of their rights, shares bearing preferential subscription rights, permitting them, if they wish, to subscribe until 20 October 2006 inclusive for the new shares contemplated by this Prospectus on the same basis as the other shareholders of the Company.

The share subscription options granted on 24 June 2004 are not taken into consideration as such options will not become exercisable until 25 June 2008.

The issue and allocation of free shares discussed above and allocated on 2 August 2006 to shareholders is not taken into consideration as the definitive date for the acquisition of these shares is 2 August 2008.

Holders of the Convertible Bonds who exercised their option between 1 September 2006 and 30 September 2006 received preference shares of the Company bearing the right to subscribe, until 20 October 2006, to the offering on equal terms with all other addressees of the offering.

Limitation of the amount of the transaction

In accordance with the provisions of Article L.225-134 of the French Commercial Code (*Code de commerce*) and the decision of the Executive Board of 5 October 2006 and the Chairman of the Executive Board of 5 October 2006, in the event that both the subscriptions by entitlement without reduction (*à titre irréductible*) and the subscriptions by entitlement subject to reduction (*à titre réductible*) were not to take up all of the offer, the Chairman of the Executive Board, upon delegation by the Board of Directors, would be able to either limit the amount of the transaction to the number of subscriptions received, in the case where such subscription would represent at least three-quarters of the capital increase, freely allocate all or part of the securities not subscribed or offer them to the public.

Suspension of the exercise of share subscription options

The ability to exercise the Options for which the subscription period is ongoing, shall be suspended from 16 October 2006 until the date of the settlement and delivery of the issue inclusive, scheduled on 3 November 2006, in compliance with legal and regulatory provisions and with the terms of the Teleperformance share subscription option plan.

Preservation of the rights of Teleperformance Option Beneficiaries, Convertible Bond holders and holders of shares issued under the allotment of free shares

The rights of the Teleperformance Option Beneficiaries who do not exercise their options prior to 16 October 2006, at the latest, as well as the rights of Convertible Bond holders and holders of shares issued under the allotment of free shares will be maintained in compliance with applicable legal and regulatory provisions and with the terms of the Teleperformance share subscription plan or the conditions set by the prospectus having received the AMF *visa* number 03-1069 on 3 December 2003 or, in accordance with the terms of the free shares allotment plan.

5.1.3 Subscription period and process

The subscription of shares shall be open from 9 October 2006 to 20 October 2006 inclusive.

(a) Preferential subscription rights / Subscription by entitlement without reduction (*à titre irréductible*)

The subscription of new shares is reserved, by preference, to holders of existing shares, holders of shares resulting from the exercise of share subscription options, before 16 October 2006 or to transferees of preferential subscription rights, who have an entitlement without reduction to subscribe for new shares, at a rate of one new share at a nominal value of EUR 2.50 each, per three existing shares held (three preferential subscription rights will permit subscription for one share at a price of EUR 22 per share), without taking fractional shares into account.

Shareholders or transferees of their rights who do not hold, by irrevocable entitlement to subscribe, a sufficient number of existing shares to obtain a whole number of new shares may exercise together their rights with another shareholder, without however, resulting in a joint subscription (*souscription indivise*) as the Company only recognises one owner for each share.

(b) Preferential subscription rights / entitlement subject to reduction (*à titre réductible*)

While submitting their request for subscription by entitlement without reduction, shareholders or the transferees of their rights may also subscribe for as many additional new shares as they wish, in addition to the new shares they will receive as a result of the exercise of their preferential subscription rights providing entitlement without reduction to subscribe.

Any new shares issued and not fully taken up by subscriptions by entitlement without reduction to subscribe will be distributed and allotted to subscribers subscribing by entitlement subject to reduction *(souscripteurs à titre réductible)*. Such subscriptions by entitlement subject to reduction *(à titre réductible)* for new shares shall be served within the limit of the number requested and *pro rata* to the number of existing shares in respect of which preferential subscription rights have been exercised without reduction, provided that no fractions of new shares shall be delivered.

In the case where one individual subscriber presents several distinct subscription requests, the number of shares allotted to him as a result of his entitlement subject to reduction shall not be calculated on the basis of all of his subscription rights unless he specifically makes a special request in writing no later than the day of the closing of the subscription period. Such special request must be attached to one of the subscription requests and must include all necessary information concerning the consolidation of his rights, indicating the number of subscription requests made as well as any authorised financial intermediaries to which such subscription requests were delivered.

Subscription requests in the name of separate subscribers may not be combined in order to obtain shares by subscription by entitlement subject to reduction (*à titre réductible*).

A notice published in a legal publication in the location of the Company's head office shall announce, if necessary, the *pro rata* allotment with respect to subscriptions by entitlement subject to reduction (*à titre réductible)*.

(c) Theoretical value of the preferential subscription right

Based on the Teleperformance share closing price on 4 October 2006 of EUR 29.75, the theoretical value of the preferential subscription right is EUR 1.94, it being specified that the new shares will carry a right to all the distributions of dividends granted as from the date of the issue.

(d) Procedure for exercising preferential subscription rights

To exercise their preferential subscription rights, holders must make a request to their financial intermediary and pay the corresponding subscription price.

Preferential subscription rights must be exercised by their beneficiaries before the expiry of the subscription period, or they shall be forfeited.

In accordance with the law, the rights shall be negotiable for the duration of the subscription period mentioned in Paragraph 5.1.3, under the same conditions as existing shares.

The transferor of a preferential subscription right shall be divested of the right in favour of the transferee, who, for the purposes of exercising the preferential right thereby acquired, shall simply be substituted for the holder of the existing share with regard to all rights and obligations.

The Teleperformance Option Beneficiaries who exercise their Options before 16 October 2006, will have the possibility to exercise or to transfer the preferential subscription right accompanying the shares resulting from the exercise of their option rights until 20 October 2006 inclusive.

Preferential subscription rights not exercised by the closing of the subscription period shall be null and void.

(e) Preferential subscription rights detached from Teleperformance treasury shares

In accordance with Article L.225-206 of the French Commercial Code (*Code de commerce*), the Company cannot subscribe for its own shares.

The preferential subscription rights, detached from the treasury shares held by the Company, i.e. 1,500 of the shares as of 4 October 2006, will be sold on the market.

Indicative Timetable

5 October 2006	*Visa* of the AMF on the prospectus and execution of the underwriting agreement. Publication of a press release describing the main characteristics of the share capital increase and publication of the Euronext notice.
6 October 2006	Publication of the legal notice of share capital increase in the *Bulletin des annonces légales obligatoires* (**"BALO"**) and of the summary of the prospectus in the national press.
9 October 2006	Beginning of the subscription period — detachment and commencement of negotiations of the preferential subscription rights on the Eurolist by Euronext(TM) of Euronext Paris.
16 October 2006	Beginning of the suspension period for the exercise of Options.
20 October 2006	End of the subscription period — end of trading of the preferential subscription rights.
31 October 2006	Publication of the Euronext admission notice for the new shares indicating the final amount of the capital increase.
3 November 2006	Issue of the new shares — settlement — delivery and listing of the new shares on the Eurolist by Euronext(TM) of Euronext Paris.
6 November 2006	End of the suspension period for the exercise of share subscription options.
8 November 2006	End of the stabilisation period. (00:00)

5.1.4 Revocation / Suspension of the offer

It is specified that in case of insufficiency of subscriptions for the exercise of preferential subscription rights and in the event the underwriting agreement is terminated, the share capital increase will not be carried out and the subscriptions retrospectively cancelled.

5.1.5 Reduction of subscription

The issue shall be carried out with the retention of shareholder preferential subscription rights. Shareholders shall be entitled to subscribe without reduction for new shares at a rate of one new share per three existing shares (under the conditions described in Paragraph 5.1.3(a)) without their orders being subject to reduction.

Shareholders may also subscribe for additional new shares (*à titre réductible*). The conditions to subscribe for new shares not already subscribed pursuant to the exercise of irrevocable rights conferring an entitlement to subscribe (*à titre irréductible*) and the conditions under which such subscription for new shares can be reduced are described in Paragraph 5.1.3(b).

The intentions of the principal shareholders are described in paragraph 5.2.2.

5.1.6 Minimum and/or maximum subscription amounts

As the shares shall be issued with preferential subscription rights with entitlement both subject to and without reduction, there shall be no minimum and/or maximum subscription (see Paragraphs 5.1.3(a) and 5.1.3(b)).

5.1.7 Revocation of subscription orders

Subscription orders are irrevocable.

5.1.8 Terms and conditions of settlement and delivery of shares

Subscriptions for shares and payments of funds by the subscribers or their authorised financial intermediaries acting in their name and on their behalf shall be accepted until 20 October 2006 in France by CACEIS CT, 14, rue Rouget de Lisle, 92862 Issy-Les Moulieaux Cedex 09.

The subscriptions and payments by shareholders whose shares are in fully registered form (*au nominatif pur*) will be accepted, at no expense, by BNP Paribas Services, Service aux Emetteurs, Immeuble Tolbiac, 75450 Paris Cedex 09.

Each subscription must include payment of the subscription price.

Amounts paid in connection with the subscriptions will be centrally held by CACEIS CT, 14, rue Rouget de Lisle, 92862 Issy-Les Moulieaux Cedex 09, which will be responsible for drawing up a funds deposit certificate confirming that the capital increase has been realised.

The expected delivery date for the new shares is 3 November 2006.

5.1.9 Publication of the results of the offering

On the closing of the subscription period mentioned in Paragraph 5.1.3 above and after centralization of the subscriptions, a Euronext notice relating to the admission of the new shares shall contain the final number of shares issued.

5.1.10 Procedure for the exercise and resale of subscription rights

See Paragraph 5.1.3 above.

5.2 Plan for the distribution and allocation of securities

5.2.1 Category of potential investors — Countries in which the offer will be made — Restrictions applicable to the offer

Category of potential investors

As the issue is being carried out with preferential subscription rights both subject to, as well as without, reduction (see Paragraphs 5.1.3(a) and (b)), preferential subscription rights shall be attributed to all shareholders of the Company. Both the initial holders of the preferential subscription rights and transferees of these rights will be able to subscribe for the new shares.

Countries in which the offer shall be made

The offer will be made to the public in France.

Restrictions applicable to the offer

The distribution of this prospectus or the sale of shares or preferential subscription rights or the subscription of shares, may, in certain countries, including the United States, be governed by specific regulations. Individuals in possession of this prospectus must make themselves aware of possible local restrictions and conform thereto. Authorised financial intermediaries cannot permit any subscriptions for new shares or any exercise of preferential rights for clients whose address is situated in a country where such restrictions apply and such notices shall be deemed null and void.

No person receiving this Prospectus (including trustees and nominees) may distribute it in or send it to such countries, except in conformity with applicable laws and regulations.

Any person who, for whatever reason, transmits or permits the transmission of this prospectus to such a country must draw the attention of the recipient to the terms of this paragraph.

Generally, every person exercising their preferential rights outside of France must ensure that this exercise does not violate applicable legislation. The Prospectus, or any other document relating to the capital increase, may not be distributed outside of France except in conformity with applicable laws and regulations and may not constitute a subscription offer in countries where such an offer would violate legislation.

(a) Restrictions for the States of the European Economic Area where Directive 2003/71/CE **(the "Prospectus Directive")** has been implemented

With respect to each Member State of the European Economic Area other than France (a **"Member State"**) which has implemented the Prospectus Directive, no action has been undertaken or will be undertaken to make an offer of any shares or preferential subscription rights to the public requiring a publication of a prospectus in any given Member State. As a result, the new shares or preferential subscription rights may only be in Member States:

(i) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts;

(iii) in any other circumstances, not requiring Teleperformance to publish a prospectus as provided under Article 3(2) of the Prospectus Directive.

For the purposes of the current restriction, the expression an **"Offer to the public of new shares or subscription rights of Teleperformance"** in any given Member State having implemented the Prospectus Directive, means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression **"Prospectus Directive"** means Directive 2003/71/EC and includes any relevant implementing measure in each Member State.

(b) Additional Restrictions for the United Kingdom

This prospectus is only being distributed to persons who are (1) "investment professionals" as provided for in Article 19(1) of the *Financial Services and Markets Act 2000 (Financial Promotion) Order 2005* (the **"Order"**) or (2) are *"high net worth entities"* or other persons, to whom this prospectus may be legally distributed to whom Article 49(1) of the Order is applicable, (hereafter collectively referred to as **"Qualified Persons"**). The new shares and the preferential subscription rights are intended only for Qualified Persons, and no invitation, offer or agreements to subscribe, purchase or otherwise acquire such new shares and preferential subscription rights may be proposed or concluded other than with Qualified Persons. Any person other than a Qualified Person may not act or rely on this prospectus or any provision thereof. Those persons responsible for the distribution of this prospectus must act in conformity with the legal provisions applicable to the distribution of this prospectus.

(c) Restrictions concerning the United States of America

Neither the new shares nor the preferential subscription rights have been or will be registered under the U.S. Securities Act of 1933, as modified (the **"U.S. Securities Act"**). The new shares and the preferential subscription rights may not and will not be offered, sold, exercised or delivered within the territory of the United States, as defined by Regulation S of the U.S. Securities Act.

In addition, until the expiration of the period beginning 40 days after receipt of the *visa* of the AMF on this prospectus, an offer to sell or a sale of new shares within the United States by a broker/dealer (whether or not it is participating in this offer) may violate the registration requirements of the U.S. Securities Act if such offer to sell or sale is made otherwise than pursuant to the foregoing.

No envelope containing subscription orders may be mailed from the United States or sent by any other means from the United States and all persons exercising preferential subscription rights and desiring to hold their shares in registered form must provide an address outside of the United States.

Any person who acquires new shares or purchases or exercises preferential subscription rights will be deemed to have declared, warranted and agreed, by accepting delivery of this prospectus and delivery of new shares or preferential subscription rights, either that he is acquiring the new shares and/or purchasing or exercising the preferential subscription rights in accordance with Rule 903 under Regulation S of the U.S. Securities Act of 1933 in an offshore transaction as defined by Regulation S of the U.S. Securities Act of 1933.

Authorised intermediaries may not accept subscriptions for new shares or the exercise of preferential subscription rights from clients who have an address located within the United States and such requests shall be null and void.

(d) Restriction concerning Italy

The offer of the preferential subscription rights and the new shares has not been registered with the *Commissione Nazionale per le Società e la Borsa* ("CONSOB"). Therefore, (i) no preferential subscription rights or new shares may be offered, transferred or delivered in the Republic of Italy ("Italy") and (ii) no copies of this International Private Placement Memorandum or any other document relating to the offer may be distributed or made available in Italy, other than (a) to qualified investors (*operatori qualificati*) as defined in Article 31, second paragraph of CONSOB Regulation n° 11522 of 1 July 1998, as amended ("Regulation n° 11522") or (b) in circumstances where an exemption from the rules governing public offers of securities applies, pursuant to Article 100 of Legislative Decree n° 58 of 24 February 1998, as amended (the "Financial Law") and Article 33, first paragraph, of CONSOB Regulation n° 11971 of 14 May 1999, as amended. In connection only with the circumstances described above under (a) and (b), any offer, transfer or delivery of preferential subscription rights and new shares or any distribution in Italy of this International Private Placement Memorandum or any other document relating to the offer must take place (a) via a provider of investment services, a bank or an intermediary licensed to carry out such activities in Italy, in compliance with the Financial Law, the Legislative Decree n° 385 of 1 September 1993 (the "Banking Law") and Regulation n° 11522, (b) in compliance with Article 129 of the Banking Law and with the implementation regulations of the Bank of Italy by virtue of which the issue or offer of securities in Italy may be preceded and/or followed by notice thereof to the Bank of Italy according to the total value of the securities issued or offered in Italy and to their characteristics and (c) in conformity with all applicable Italian laws and regulations and all other conditions or limitations that may be imposed by Italian authorities concerning securities, tax matters and exchange controls.

The restrictions described above are based on laws and regulations which may be superseded at any time following the full implementation of the Prospectus Directive in Italy. In such case, the restrictions shall be deemed to be automatically replaced by the applicable restrictions under the Prospectus Directive or the relevant implementation laws and regulations.

5.2.2 Intention to subscribe of the Company's principal shareholders or members of its administrative, management or supervisory bodies

Groupe Industriel Marcel Dassault, which holds 6.50% of the capital, has indicated its intention to subscribe to the capital increase, not subject to reduction, up to the total of its rights.

Mr. Jacques Berrebi, Mr. Daniel Julien, Ms. Sylvie Douce and Mr. Olivier Douce have confirmed that they will not subscribe to the capital increase.

Except as disclosed above, the Company is not aware of the intentions of the other shareholders of the Company regarding the exercise or transfer of their preferential subscription rights.

5.2.3 Pre-allotment disclosure

The subscription of new shares is reserved, by preference, to existing shareholders of the Company as well as to the Teleperformance Option Beneficiaries who will have exercised their rights prior to 16 October 2006, or to the transferees of their preferential subscription rights under the conditions provided for in Paragraph 5.1.3.

5.2.4 Notification to subscribers

Subscribers having made orders to subscribe without reduction for shares are guaranteed, subject to the effective completion of the capital increase in its entirety, to receive the number of new shares they have subscribed to (see Paragraph 5.1.3(a)).

Those who will have made orders for subscription by entitlement subject to reduction under the conditions set out in Paragraph 5.1.3(b) shall be informed of their allotment via their financial intermediary.

A notice published by the Company in a legal publication distributed at the location of the Company's registered office shall announce, if necessary, the scale for allotment of the subscriptions by entitlement subject to reduction.

5.2.5 Over-allotment and extension

Not applicable.

5.3 Subscription price

The subscription price shall be EUR 22 per share, of which EUR 2.50 represent the nominal value per share and EUR 19.50 represents the issue premium per share.

At the time of subscription, a price of EUR 22 per share subscribed, representing the sum of the nominal price and of the issue premium, must be fully paid in cash.

Subscriptions not fully discharged shall be voided without need for further notice.

Amounts paid for subscriptions by entitlement subject to reduction (*à titre réductible*) (see Paragraph 5.1.3(b)) which are not used for shares which are not allocated to the subscribers shall be reimbursed without interest to such subscribers via the authorised financial intermediaries who will have received them.

5.4 Placement and underwriting

5.4.1 Contact information of the Underwriters

The Joint Lead Managers and Joint Bookrunners are:

- CALYON, 9 quai du Président Paul Doumer, 92920 Paris la Défense Cedex, France;
- Deutsche Bank AG London Branch, CIB, Global Banking, Floor 4, Winchester House, 1 Great Winchester Street, London, United Kingdom;
- HSBC Bank Plc, 8 Canada Square, Londres, E14 5QH, United Kingdom; and
- Société Générale, 29 boulevard Haussman, 75009 Paris, France.

5.4.2 Contact information of intermediaries responsible for the financial and depositary services

The administration services (*service des titres*) and the financial services (*service financier*) for the Teleperformance shares shall be carried out by BNP Paribas Securities Services, Services aux Emetteurs, Immeuble Tolbiac, 75450 Paris Cedex 09.

The funds paid in support of the subscriptions will be centralized at CACEIS CT, 14, rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 09, who will be responsible for the establishment of a funds deposit certificate confirming the realisation of the capital increase.

5.4.3 Underwriting

The issue of the shares is underwritten pursuant to an underwriting agreement entered into between the Company and a banking syndicate managed by CALYON, Deutsche Bank, HSBC and Société Générale, acting as Joint Lead Managers and Joint Bookrunners (the "**Underwriters**"). This underwriting agreement does not constitute an irrevocable performance guarantee (*garantie de bonne fin*) within the meaning of Article L.225-145 of the French Commercial Code (*Code de commerce*).

Pursuant to this underwriting agreement, the Underwriters, undertake to cause to be subscribed or to subscribe 10,008,028 new shares, i.e. a nominal amount of EUR 25,020,070, representing 85% of the capital increase without taking into account the shares that could be issued if the exercisable share subscription options are exercised. The remaining balance of shares issued as part of the capital increase, i.e. a maximum number of 2,044,370 new shares, are not underwritten.

The limitation of the obligation of the Underwriters contained in the underwriting agreement to guarantee the sale of 85% of the offered shares, rather than to the full amount of the offering, is the result of an agreement between the financial institutions and the Company and such limitation will not adversely affect the results of operations, business or objectives of the Company.

The Company agrees, as from the signing date of the underwriting agreement and for a period of 180 days following the date of settlement and delivery not to proceed, without the prior consent of the Underwriters, with any issue, offer or transfer of shares or securities granting access directly or indirectly to Teleperformance shares or to allow any subsidiary to proceed with such an issue, offer or assignment, subject to certain customary exceptions.

Mr. Jacques Berrebi and Mr. Daniel Julien, shareholders of the company, agree not to proceed, without the consent of the Joint Lead Managers, with any offer or transfer of shares, subject to certain customary exceptions, until 2 January 2007.

The global amount of placement commission and of the underwriting commission amount to approximately EUR 3.30 million.

The underwriting agreement may be terminated by the Underwriters until the date of settlement and delivery (inclusive) of the new shares, in particular (i) in the event of certain events or circumstances not related to the transaction and making it impossible or seriously compromising the issuance or the settlement and delivery of the new shares or (ii) in the event the statements made by the Company in the underwriting agreement prove to be inaccurate or are not complied with, or (iii) in the event the commitments of the Company stipulated in the underwriting agreement were not respected, or (iv) in the event one of the other conditions precedent to the settlement and delivery were not fulfilled at the date of the settlement and delivery, without having been revoked.

In the event of termination of the underwriting agreement and insufficient subscriptions, the issuance of the new shares will not be achieved and the subscriptions will be retroactively cancelled.

5.4.4 Signature date of the underwriting agreement

The underwriting agreement will be signed on 5 October 2006 and settlement and delivery of the shares under this underwriting agreement is expected to occur 3 November 2006.

6 ADMISSION TO TRADING AND TERMS AND CONDITIONS OF TRADING

6.1 Admission to trading

Subscription rights shall detach on 9 October 2006 and be traded on the Eurolist by Euronext Paris from such day until the end of the subscription period under the ISIN Code: FR0010341479.

Therefore, existing shares shall be traded ex-rights beginning on that date.

An application for admission to trading on the Eurolist, by Euronext(TM) of Euronext Paris shall be made for the new shares issued in connection with the capital increase.

The new shares will be fully fungible with existing shares of the Company traded on the Eurolist by Euronext(TM) of Euronext Paris as of this date, and traded under the same ISIN Code as the Company's existing shares, i.e. FR000051807.

6.2 Markets on which the shares are admitted to trading

Teleperformance shares are admitted to trading on Compartment B of Eurolist by Euronext(TM) of Euronext Paris.

6.3 Simultaneous offer relating to Teleperformance shares

None.

6.4 Liquidity Agreement

No liquidity agreement related to Teleperformance shares has been entered into as of the date of the *visa* in respect of this prospectus.

6.5 Stabilisation — Intervention on the Market

Under the terms of the underwriting agreement mentioned in Paragraph 5.4.3 "Underwriting", CALYON, acting as stabilisation manager, will have the ability to intervene through the purchase or sale of the shares and preferential subscription rights on any market.

Such intervention may have an effect on the trading price of the shares and the preferential subscription rights.

In light of the characteristics of the present offer of shares carried out with retention of preferential subscription rights by the shareholders, intervention on the market by the stabilisation manager might not constitute stabilisation transactions within the meaning of Article 2 of Regulation (EC) 2273/2003 of 22 December 2003.

If such transactions are carried out, they will comply with the terms of Directive 2003/6/EC of the European Parliament and the Council of 28 January 2003 on insider dealing and market manipulation (**"The Market Abuse Directive"**) and respect the integrity of the market.

These actions may be carried out from 9 October 2006 to 7 November 2006. The stabilisation manager is not, however, in any way obligated to effect such transactions and if such transactions are carried out, they may be discontinued at any moment.

7 SALES BY SECURITIES HOLDERS

Not Applicable.

8 EXPENSES RELATED TO THE ISSUE

Proceeds and expenses in connection with the capital increase:

For informational purposes, the gross proceeds and the estimated net proceeds of the issue (before tax) have been calculated on the basis of the capital of the Company as of 4 October 2006:

- gross proceeds: EUR 259.03 million;
- compensation of financial intermediaries and legal and administrative expenses: approximately EUR 8.38 million; and
- estimated net proceeds: approximately EUR 250.65 million.

In the event that all share subscription options currently exercisable are exercised prior to 16 October 2006 inclusive, the gross proceeds and the estimated net proceeds (before tax) would be as follows:

- gross proceeds: approximately EUR 265.15 million;
- compensation of financial intermediaries and legal and administrative expenses: approximately EUR 8.57 million; and
- estimated net proceeds: approximately EUR 256.58 million.

Should the offering be only 85% subscribed, the gross offering proceeds will amount to EUR 220.18 million inclusive of the offering premium. The net offering proceeds are estimated to be EUR 212.97 million.

9 DILUTION

9.1 Amount and percentage of the immediate dilution resulting from the offer

The effect of the issue of shares in connection with the capital increase on the shareholders' equity (Group share) for a shareholder who holds one Teleperformance share prior to this issue and does not subscribe to this issue, calculated on the basis of consolidated shareholders' equity (Group share) as of 30 June 2006 and of the number of shares constituting the Company's share capital as of 4 October 2006 is as follows:

	Share in shareholders' equity	
	Non-diluted basis	Diluted basis(1)
	(in euros)	
Before the issue of new shares resulting from the present capital increase	12.29	13.96
After the issue of 11,774,148 new shares resulting from the present capital increase(2)	14.60	15.53
After the issue of 12,052,398 new shares resulting from the present capital increase(3)	14.90	15.55

(1) Calculations have been made based on the assumption that options under all share subscription options have been exercised and that all Convertible Bonds have been converted and that the issue and allotment of all of the free shares has been carried out.

(2) Number of shares which can be issued in connection with the capital increase based on the share capital as at 4 October 2006.

(3) Maximum number of shares which may be issued in connection with the capital increase in the event that all share subscription options currently exercisable have been exercised.

Equity's distribution and net earnings per share before and after the capital increase

The following tables were established on the basis of commitments to subscribe without reduction, as described in section 5.2.2. hereof

a) Before the issue of new shares resulting from the capital increase

	Non-diluted basis				Diluted basis(1)			
	Shares	%	Voting rights	%	Shares	%	Voting rights	%
Mr. Olivier Douce	2,018,980	5.71	3,388,980	8.75	2,018,980	4.47	3,388,980	6.98
Groupe Industriel Marcel Dassault	2,294,308	6.50	3,868,260	9.99	2,294,308	5.08	3,868,260	7.97
Mr. Jacques Berrebi	886,693	2.51	886,693	2.29	962,693	2.13	962,693	1.98
Mr. Daniel Julien	574,221	1.63	878,821	2.27	653,221	1.45	957,821	1.97
Ms. Sylvie Douce	781,729	2.21	781,729	2.02	781,729	1.73	781,729	1.61
Public	28,766,515	81.44	28,921,005	74.68	38,434,161	85.13	38,588,651	79.49
TOTAL	**35,322,446**	**100**	**38,725,488**	**100**	**45,145,092**	**100**	**48,548,134**	**100**

(1) Calculations have been made based on the assumption that all options under the share subscription option plans have been exercised and that all Convertible Bonds have been converted and that the issue and allotment of all of the free shares has been affected.

To the Company's knowledge, no agreements exist which, if implemented, could effect a change in control of the Company at a date after the date of the visa granted in respect of the present Prospectus.

Each of the Company's shares gives the right to one vote, unless a double voting right is granted, in accordance with the conditions set forth in the By-laws.

b) After the issue of 11,774,148 new shares resulting from the capital increase(1)

	Non-diluted basis				Diluted basis(2)			
	Shares	%	Voting rights	%	Shares	%	Voting rights	%
Mr. Olivier Douce	2,018,980	4.29	3,388,980	6.71	2,018,980	3.55	3,388,980	5.62
Groupe Industriel Marcel Dassault	3,059,077	6.50	4,633,029	9.17	3,059,077	5.37	4,633,029	7.68
Mr. Jacques Berrebi	886,693	1.88	886,693	1.76	962,693	1.69	962,693	1.60
Mr. Daniel Julien	574,221	1.22	878,821	1.74	653,221	1.15	957,821	1.59
Mrs. Sylvie Douce	781,729	1.66	781,729	1.55	781,729	1.37	781,729	1.30
Public	39,775,894	84.46	39,930,384	79.07	49,443,540	86.87	49,598,030	82.22
TOTAL	**47,096,594**	**100**	**50,499,636**	**100**	**56,919,240**	**100**	**60,322,282**	**100**

(1) Number of shares which can be issued in connection with the capital increase based on the share capital as at 4 October 2006.

(2) Calculations have been made based on the assumption that all options under the share subscription option plans have been exercised and that all Convertible Bonds have been converted and that the issue and allotment of all of the free shares has been effected.

c) After the issue of 12,052,398 new shares resulting from the capital increase(1)

	Non-diluted basis				Diluted basis(2)			
	Shares	%	Voting rights	%	Shares	%	Voting rights	%
Mr. Olivier Douce	2,018,980	4.19	3,388,980	6.57	2,018,980	3.53	3,388,980	5.59
Groupe Industriel Marcel Dassault	3,059,077	6.35	4,633,029	8.98	3,059,077	5.35	4,633,029	7.65
Mr. Jacques Berrebi	886,693	1.84	886,693	1.72	962,693	1.68	962,693	1.59
Mr. Daniel Julien	574,221	1.19	878,821	1.70	653,221	1.14	957,821	1.58
Mrs. Sylvie Douce	781,729	1.62	781,729	1.51	781,729	1.37	781,729	1.29
Public	40,888,894	84.81	41,043,384	79.52	49,721,790	86.93	49,876,280	82.30
TOTAL	**48,209,594**	**100**	**51,612,636**	**100**	**57,197,490**	**100**	**60,600,532**	**100**

(1) Maximum number of shares which may be issued in connection with the share capital increase in the event that all share subscription options currently exercisable have been exercised.

(2) Calculations have been made based on the assumption that all options under the share subscription option plans have been exercised and that all Convertible Bonds have been converted and that the issue and allotment of all of the free shares has been affected.

9.2 Consequences of the issue for existing shareholders

Impact of the issue on the capital interest of a shareholder holding 1% of the share capital of Teleperformance prior to this issue and who does not subscribe to this issue, calculated on the basis of the number of shares that constitute the share capital as at 4 October 2006:

	Shareholder's holding	
	Non-diluted basis	Diluted basis(1)
	(in %)	
Before the issue of new shares resulting from the present capital increase	1.00	0.78
After the issue of 11,774,148 new shares resulting from the present capital increase(2)	0.75	0.62
After the issue of 12,052,398 new shares resulting from the present capital increase(3)	0.73	0.62

(1) Calculations have been made based on the assumption that options under all share subscription options have been exercised and that all Convertible Bonds have been converted and that the issue and allotment of all of the free shares has been effected.

(2) Number of shares which can be issued in connection with the capital increase based on the share capital as at 4 October 2006.

(3) Maximum number of shares which can be issued in connection with the capital increase if all share subscription options currently exercisable have been exercised.

10 ADDITIONAL INFORMATION

10.1 Advisers in respect of the offer

Not applicable.

10.2 Auditors

Statutory Auditors

KPMG SA
11 rue Archimède
Domaine de Pelus
33 692 Mérignac Cedex

BDO MG SOFINTEX
23 rue de Lille
94 701 Maisons Alfort

Deputy Auditors

SCP de Commissaires aux comptes
Jean-Claude André et Autres
2 bis rue de Villiers
92 309 Levallois Perret

Mr. Joël Assayah

25 quai Carnot
92 210 Saint Cloud

10.3 Expert Reports

Not applicable.

10.4 Information in the Prospectus from third parties

Not applicable.

EXHIBIT 17

Teleperformance



Press Conference
November 22nd, 2006

The Contact Center Market

<u>In 2006, the outsourced contact center market has continued to expand.</u>

- +9% in terms of business volumes in 2006 vs. 2005
  (+/- 7.5% in terms of value = €40 billion)
- Customer Care and Technical Assistance are still the major growth drivers in the contact center industry.

  It is to be noted that after the ADSL broadband Internet services, first generation, business volumes have been maintained as a result of customers' requests regarding Internet service use (X play).
- Acceleration of the outsourcing trend, especially in energy, healthcare and public services sectors.
- More and more companies outsource their contact centers for customer care services management <u>(Inbound).</u>

Source: Datamonitor and IDC

Teleperformance

Market Trends

➢ **Contact centers are now considered as a strategic activity***

- Key objectives: customer satisfaction and profitability
  (35% of in-house contact centers are centers deeply in deficit)
  - **Optimization of productivity and methods:**
    - At the center level (through performance indicators, customer satisfaction, etc.)
    - At the agent level (ongoing training, one-to-one coaching)
  - **Human and IT Investments:**
    - HR and planning system
    - Quality process
    - Client applications
    - VoIP
    - Task automation

➢ **Major business process outsourcing service providers have now become key partners**

- They represent strong guarantees in financial and social terms.
- Their average productivity is much higher than that of in-house contact centers.

* Source: Datamonitor and IDC

Growth Prospects*

- **An approximate 10% increase in business volumes in 2007 and in the next 4 years**
- Consistent increase in customer care services until 2010; they will remain a major market driver.
- Development of the technical assistance segment will slow down in 2010, but will still represent nearly one fifth of the revenues generated in the outsourcing industry.
- Up-selling is more massively integrated into customer care activities and will be developed in Inbound programs (e.g.: technical assistance, sale of an additional product or service).
- Consistent increase in market shares in the outsourced contact center industry.

- **An ever more globalized market environment with a market breakthrough in Asia (China) and in emerging countries (Eastern Europe)**

- **Delocalized operations constantly increasing, but still under control**
  E.g.: in 2006, the U.S. market represents 50% of business volumes and will only stand for 40% in 2010.
- Delocalized operations will still be oriented towards Latin America, Asia and North Africa.

* Source: Datamonitor and IDC

Teleperformance on its market

IDC Leadership Grid: Worldwide Customer Care BPO Last two years

2004



Niche
Leadership
Laggard
Legacy
High
Low
Ability to Gain Share
Low
Opportunity Alignment
High
Accenture
Vertex
Convergys
TeleTech
SRT
SITEL
Arvato
West
EDS
ICT Group
Atento
PRC
NCO Group
Minacs
StarTek
Sykes
SNT
ClientLogic
Stream
Harte-Hanks
APAC
Spherion
TeleSpectrum
Trans Cosmos

2005



Niche
Leadership
Laggard
Legacy
High
Low
Ability to Gain Share
Low
Opportunity Alignment
High
2005 Rating
2006 Objective
IBM
Accenture
SRT
Convergys
GAIN
Vertex
2004 Rating
SRT
TeleTech
West
Arvato
Atento
EDS
TelVista
SITEL
StarTek
ICT Group
Transcom
NCO Group
Minacs
TRG
ClientLogic
PRC
ACS
SYKES
Stream
Harte-Hanks
Sento
Trans Cosmos
APAC

Teleperformance in 2006



Worldwide CRM Outsourcer



Industry leading geographic footprint

- 42 countries, 38 domestic or mixed and 4 offshore
- 263 contact centers, 172 owned by TP / 91 F. M. centers
- 60 languages and dialects
- 56,482 workstations & 67,000 FTEs
- Over 1,000 clients, including 196 clients > €1 million

Teleperformance

The Market Leader in Europe

28 years of expertise and leadership in the European marketplace


COPENH
BANGO
BRISTO
ZO
LOND
RID
TUNIS
ATHENS
AREST
BEIRUT

140 contact centers and over **21,000** workstations

26 countries in Europe and in the Middle East

Northern Europe: Sweden, Denmark, Finland, Norway, England, Northern Ireland

Central & Eastern Europe: Austria, Belgium, Germany, Netherlands, Switzerland, Luxemburg, Poland, Czech Republic, Slovakia, Rumania, Russia, Hungary

France 15 cities covered, the Group's Headquarters & management team for European operations in Paris

Southern Europe and Middle East: Spain, Greece, Italy, Portugal, Lebanon, Tunisia

85 owned contact centers and 55 Facilities Management centers

Teleperformance

Consolidated footprint in Americas

In 13 years, Teleperformance became a key player in Americas.



Puerto Plata
Buenos Aires
Santiago

Headquarters for Americas and Asia-Pacific in Miami

111 contact centers and more than **29,500** workstations

8 countries

North & Central America: Canada, United States and Mexico

Central America and Caribbean: El Salvador, Dominican Republic

Latin America: Brazil, Argentina and Chile

76 owned contact centers and 35 Facilities Management centers

Teleperformance

Growing Footprint in Asia-Pacific

Teleperformance is preparing its future growth in Asia



IMC
TELEPERFORMANCE SINGAPORE
TELEPERFORMANCE INDONESIA

11 contact centers

More than 4,500 workstations

8 countries: Korea, Singapore, Indonesia, Philippines, Australia, India, Japan, China

10 owned contact centers and 1 Facilities Management center

A Wide and Diversified Offshore Network

With 12,090 workstations, our offshore capacities increased by 27% in 2006 versus 2005 and represent 21% of the Group's global capacities.

- Philippines: 2,506
- Tunisia: 2,450
- Mexico: 2,353
- Argentina: 1,350
- Canada: 945
- El Salvador: 730
- N. Ireland: 700
- India: 336
- Chile: 276
- Dominican Rep.: 196
- Rumania: 143
- Portugal: 85

	2004	2005	2006
Offshore Workstations	5,800	9,524	12,090
Increase	81%	38%	27%

Teleperformance

Teleperformance Offshore Network:

12 offshore locations worldwide



US
Mexico
(Spanish/English)
El Salvador
(Spanish/English)
Chile
(Spanish/English)
Argentina
(Spanish/English)
France
Spain
India
(English)
Philippines
(English)

Teleperformance

Split of Revenues per Region

SPLIT OF REVENUES 2006


41%
NAFTA
13%
Other
46%
Europe

The ROW (Rest of the world) region now represents 13% of the Group's total revenues (9% in 2005).

Such increase mainly results from the transaction finalized in Brazil at the end of 2004.

Teleperformance

The Group keeps focusing on Inbound activities



70%
60%
50%
40%
30%
20%
10%
0
59%
35%
5%
64%
31%
5%
65%
29%
6%
2004
2005
2006
Inbound services
Outbound services
Other

- +1 pt increase in Inbound business in 2006 versus 2005
  +1 pt increase compared to 2003 (47%)

- decrease in Outbound business in 2006 versus 200
  22 pt decrease compared to 2003 (51%)

Teleperformance

Customer Care-Oriented End-to-End Offer


16%
2%
6%
22%
54%
Customer acquisition
Customer service / Customer value growth
Technical assistance
Debt collection
Other

- Customer Care increased by 5 pt compared to 2005.
- Technical Assistance increased by 1 pt (+5 pt in France).
- Customer Acquisition decreased by 7 pt, mainly as a consequence of lower Outbound business volumes.

Teleperformance

Split of Activities per Region:

Customer Care and Customer Value Growth are still the main activities managed by the Group across all regions.

	Europe		NAFTA		ROW
		France		US	
Customer Acquisition	31%	22%	15%	18%	12%
Customer Services / Customer Value Growth	45%	43%	58%	53%	73%
Technical Assistance	16%	28%	18%	25%	10%
Debt Collection	2%	1%	1%	0%	4%
Other	6%	6%	8%	4%	0%
Total	100%	100%	100%	100%	100%



Our Clients

- Our top client represents 10.5% of our revenues.
- 100% of our clients ranked in the Top 10 have been loyal to the Group for more than 3 years.


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
18%
8%
27%
9%
55,70%
10,52%
2004
2005
2006
Top client
Top 5
Top 10
Top 20
Top 60

Teleperformance

Partnership Diversity



Other sectors
11,50%
12,30%
Retail and Distribution
2,10%
1,80%
Public Sector
4,10%
4,60%
Insurance
7,80%
5,90%
Technology/Media
6,50%
8,30%
Financial Services
11,10%
15,10%
Telecommunications
56,90%
52%
0%
10%
20%
30%
40%
50%
60%
2006
2005

- Our presence increased by 5 pt in the Telecommunications / ISP sectors as Internet / ADSL / Mobile Telephony services boosted.
- Stronger presence in the Insurance industry (2 pt)

Our International Clients

- Revenues generated with our international clients strongly increased (+32%), compared to 2005.
- The number of international clients in our client portfolio has increased by 5.5%.
- 25 international clients operate in more than 4 countries.


700
600
500
400
300
200
100
0
521
687
85
91
96
2004
2005
2006
International clients in million euros
Number of international clients

Key Highlights for 2006

- **Change of legal name**
  - SR.Teleperformance became Teleperformance
- **Launch of strategic "start-up" companies**
  - TP Chile and TP Nearshore (Mexico + Central America), TP China
  - Creation of debt collection operations in all European countries
- **Acquisitions and consolidations**
  - TP USA merged with CallTech
  - Acquisition of Direct Star in Russia and Photel Communication in Hungary
  - All By Phone+Net merged with TP Germany
  - Acquisition of LibertyCall / Extratel in Switzerland (leader on the Swiss market)
- **Capital Increase**
  - Capital increase completed in November was successful
  - Teleperformance has now the means required to carry out its acquisition policy.

Key Highlights for 2006

- **A two-digit organic growth rate**
  - Growth rate exceeding competition
    - Implementation of the new business contract signed in 2005
    - Very good renewal rate in terms of client business volumes
- **Successful new business activities**
  - Major contracts signed in Energy, IT and Automotive sectors
  - High level of consulting activities maintained
- **Confirmation of our "key partner" role**
  - Stronger position in the Telecommunications sector despite consolidation trends
- **Higher productivity and profitability**
  - Enhancing Teleperformance's added value
  - Streamlining contact center operations and working methods
  - Constantly adjusting fixed costs

Teleperformance

The Major Highlight

At the end of 2006, Teleperformance will end up as the Co-Leader on the Customer Care market, matching the level of revenues achieved by Convergys (CMG), and will also benefit from:

- The most dynamic growth trend
- The only real worldwide network
- The most diversified client base
- Cash resources to really stand out from competition.

This result, which was achieved thanks to our teams' professionalism, is a key step necessary to ensure the long-term and future development of our company.

Teleperformance



Teleperformance

Updated Objectives for 2006 (€1 = US$1.25)

- **Revenues**
  Revenue forecast: ***€1,385 million,***
  i.e.: +16%, based on published data
  +11.5% on a comparable basis
- **Operating Margin(*)**
  EBITA forecast: ***€129 million****, vs. €106.1 millions*
  i.e.: ***+22% compared to 2005***
- **Net Income, Group Share(**)**
  Forecast > ***€70 million****, vs. €58.2 million*
  i.e.: > **+20% compared to 2005**

(*) including the allocation of free shares, an expense amounting to €4.6 million

Changes in the scope of consolidation in 2006

External Growth Transactions	Date of 1st Consolidation	Scope of Consolidation Effect in 2006 (M€)
Acquisitions in 2006		
EUROPE		13.0
.Direct Star (Russia)	January 1st, 2006	
.Photel (Hungary)	July 1st, 2006	
.LibertyCall / Extratel (Switzerland)	Dec. 1st, 2006	
Subtotal - Year 2006		**13.0**
Acquisitions in 2005		
.**NAFTA:** MCCI	Dec. 31st, 2005	31.0
.**Europe:** Techmar	October 1st, 2005	2.0
Subtotal - Year 2005		**33.0**
Total		**46.0**

Changes in the scope of consolidation in 2006

Discontinued Operations	Date of Deconsolidation	Scope of Consolidation Effect in 2006 (M€)
Year 2006		
Marketing Services		**5**
France / Belgium	End of Q1 2006	
Market Research		**10**
France	End of Q3 2006	
Italy / Germany	End of Q3 2006	
Total		**15**

Teleperformance

Objectives in 2006

Activity

(in Millions of Euros)	2006	2005	%
Published Data	*€1 = US$1.25*	*€1 = US$1.2428*	*+0.6*
Europe	651	580.9	+12
NAFTA	572	480.2	+19
Rest of the World	162	134.7	+20
Total	**1,385**	**1,195.9**	**+16**
On a comparable basis	*€1 = US$1.2428*	*€1 = US$1.2428* *Pro Forma*	
Europe	651.0	580.9	+12.0
NAFTA	567.0	511.2	+11.0
Rest of the World	149.0	134.7	+10.5
Total	**1,367.0**	**1,226.8**	**+11.5**

Free Stock Option Plan

- Date of grant: August 2nd, 2006
- Date of acquisition: August 2nd, 2006
- Number of shares granted: 776,600
- Current Share Value: €28.40
- Global amount of the benefits granted to be recognized as payroll expenses as of August 2nd, 2006: €22.1 million

  -Year 2006: (5/24): €4.6 million

  -Year 2007: (12/24): €10.9 million

  -Year 2008: (7/24): €6.6 million

Objectives in 2006

Profitability (in Millions of Euros)	2006	2005	%
Revenues	*1,385*	*1,196*	+16
EBITDA	183	158.6	
Income from Operations	129	106.1	+22
Incl. IFRS (stock option plans)	*[5.2]*	*[0.6]*	
Rate	*9.4%*	*8.9%*	
Financial Result	-15	-12.2	
Incl. IAS 32-39	[-4.9]	[-4.2]	
Income before tax and discontinued operations	114	*93.9*	
Corporate Tax	-40	-33.1	
Tax Rate	35.2%	35.3%	
Profit after tax and discontinued operations	74	60.8	+22
Including Group Share	70	57.2	+22
Net Profit from discontinued operations	-	1.5	
Including Group Share	-	1.0	
Net Income	74	62.3	+19
Including Group Share	70	58.2	+20

Income from Operations

Operating Margin – Comparative Analysis	Objective in 2006	Achievements in 2005
Operating Margin - Published	129 9.4%	106.1 8.9%
Adjustments	+2	+0.6
- Profit from operations sold(*)	-3.2	-
- Share-based payments	+5.2	+0.6
. Stock options	-0.6	-0.6
. Free shares	-4.6	-
Operating Margin - Adjusted	131 9.5%	106.7 8.9%

(*) Discontinued operations (Contact Centers / Market Research & Marketing Services / Sales Promotion)

Teleperformance

Objectives in 2006

Cash Flow Statement - Year 2006

(in Millions of Euros)	2006	2005
Cash Flow	*140*	*120.5*
Changes in Working Capital Requirements	-22	-17.8
CAPEX	-59	-47.5
Rate / Revenues	*4.3%*	*4.0%*
Free Cash Flow	59	55.2
Changes in the Scope of Consolidation	-11	*-10.0*
Distribution (*)	-15	-5.6
Financial Debts	-22	-21
Other	-	+0.7
Net Variation in Cash Assets before capital increase	+11	+19.3
Capital Increase	+252	
Net Variation in Cash Assets	+263	+19.3

(*) Interim dividend for 2005 paid in December 2004: €5.3 million

Objectives in 2006

Variation in net financial indebtedness - Year 2006

(in Millions of Euros)

Net Financial Indebtedness at January 1st, 2006	**-178.6**
Capital Increase	**+252.0**
Free Cash Flow	**+59.0**
Changes in the Scope of Consolidation	**-11.0**
Dividends	**-15.0**
IFRS Impact (OCEANE & commitments to minority shareholders)	**-4.9**
Other (including capital leases)	**-7.5**
Total Variation	**+20.6**
Net Cash Flow at December 31st, 2006	**+94.0**
Excluding OCEANE	**+252.0**

Teleperformance

Evolution of the Group's Shareholding after Capital Increase with preferential subscription rights dated November 3rd, 2006

Breakdown	Before Issue of Rights	Capital Increase	After Issue of Rights
Number of shares issued	35,322,446	+11,774,148	47,096,594
Maximum number of shares to be issued	9,822,646	+629,799	10,452,445
OCEANE	7,511,296	(*) +480,723	7,992,019
Stock Options	1,534,750	(**) +99,010	1,633,760
Free Shares	776,600	(**) +50,066	826,666
Total Potential Capital	45,145,092	12,403,947	57,549,039

(*) OCEANE allocation ratio adjusted: 1.064 shares for 1 OCEANE bond

(**) Adjustment of the number of shares granted as a result of the subscription price reduction (global subscription price remains constant)

New Shareholding Structure

- **Intended Subscriptions:**
  - GIMD: exercise of rights on a non-reducible basis
  - Jacques Berrebi: up to 11% of current shareholding
  - Daniel Julien, Oliver & Sylvie Douce: no subscription

October 4th, 2006



GIMD
6.5%
Olivier Douce
5.7%
Jacques Berrebi
2.5%
Sylvie Douce
2.2%
Daniel Julien
1.6%
Public
81.4%

Post-issue



GIMD
6.5%
Olivier Douce
4.3%
Jacques Berrebi
2%
Sylvie Douce
1.7%
Daniel Julien
1.2%
Public
84,4%

Teleperformance

Shareholding after Call for Capital

Breakdown of Shareholding	Capital	Voting Rights
Founders	9.1%	11.8%
GIM Dassault	6.5%	9.2%
Subtotal	15.6%	21.0%
Public	84.4%	79.0%
Total	100.0%	100.0%

Teleperformance



Objectives for 2007

1. **Maintaining** an organic growth rate exceeding the market average
2. **Achieving** significant results in terms of acquisitions as of the first semester
3. **Stabilizing** our operating profitability around 10%

Making Teleperformance a worldwide reference in the Contact Center industry

Strategy for 2007

On a comparable basis

Teleperformance benefits from an excellent growth dynamics sustained by its high quality client portfolio. In 2007, we will focus on:

- **Making the offer more consistent** in all countries, especially for technical assistance and debt collection services
- **Accelerating the Business Transformation program** (in-house offer) in high potential countries such as U.S., UK, France and Germany
- Constantly expanding our **Offshore/Nearshore network**
- Initiating **teleworking production tests** (home shore)
- Maintaining an **IT investment** policy that is contact center **productivity** and **automation**-oriented.

Teleperformance

Strategy for 2007

External Growth

Our successful capital increase of €260 million provides us with all means required to carry out an ambitious acquisition policy. The initial results are expected in the first semester 2007.

- **Current potential targets are mainly operations exceeding €/$100 million of revenues,** except for companies which may have a real strategic impact (offer or geographical presence)
- Germany, UK and U.S. are still **key regions for development.** Other regions or countries may also be considered, but as secondary priorities (France, Spain, Eastern Europe).
- **Profitability and growth ratios** of the targeted companies should be in line with those of the Group.
- **Specific acquisition criteria for Teleperformance:** the acquisition should be directly relutive.
- **Considering the quality of the Teleperformance management team,** the acquired company is expected to be integrated and standardized as per Teleperformance methodology within 12 to 18 months following the acquisition.

Strategy for 2007

The Group's Financial Strategy

Complying with the basic financial standards is still the Teleperformance Group's priority:

- **Use of indebtedness**, if required, but always under control (Gearing < 30%, if possible)
- Achieving a specific operating profit level on a long-term basis **EBITA: 10%**
- Maintaining the **WCR** between **10% and 12% of the Group's revenues**
- **CAPEX** close to **4-4.5% of the Group's revenues.**

Strategy for 2007

Summary

Considering the current business trend, in 2007 we may expect the following:

- **Maintaining a sustained global growth rate**
- **Consolidating, at least, our co-leading position on the global market**
- **Gaining the leadership position in specific local markets.**

Outlook for 2007

On a comparable basis / (€1 = US$1.25)
Assumption: Implementation of the OCEANE anticipated amortization clause in January 2007 ⟶ Conversion of all outstanding bonds

■ Revenues:	€1,490 million +7.5%
■ Income from operations(*):	€145 / 150 million
Margin Rate(*):	*10%*
■ Net Income, Group Share(*):	€84 / 88 million

(*) before the allocation of free shares, an expense amounting to €10.9 million

As a result of a strategy combining
external and internal growth,
Teleperformance could gain
<u>the</u> worldwide leadership position in 2007.

Teleperformance



EXHIBIT 18

Convening Notice

Teleperformance

The Shareholders are advised that they are convened for an Extraordinary General Meeting on the 1st of June 2007 at 9 a.m. at Centre de Conférences Edouard VII – Servcorp – 23 square Edouard VII – 75009 Paris in order to decide upon the matters listed in the agenda and the following resolutions:

Ordinary resolutions:

- Board of Directors' management report on the Company and the Statutory Auditors' report on the financial statements for the fiscal year ended 31 December 2006,
- Statutory Auditors' special report on related-party agreements pursuant to Article L 225-86 et seq. of the Commercial Code,
- Supervisory Board's report on the Board of Directors' management report and on the financial statements for the fiscal year ended 31 December 2006,
- Approval of the Company's financial statements,
- Approval of the Company's consolidated financial statements,
- Approval of related-party agreements,
- Appropriation of profits or losses,
- Attendance fees for the members of the Supervisory Board,
- Renewal of the mandate of a member of the Supervisory Board,
- Authorisation to engage in transactions involving Company's shares.

Extraordinary resolutions:

- Board of Directors' report and Statutory Auditors' report,
- Harmonization of the articles of incorporation with the decree of December 11, 2006,
- Authorisation granted to the Board of Directors to cancel treasury shares held by the Company up to a limit of 10% per 24 month period,
- Powers and publications

TEXT OF RESOLUTIONS
(please refer to document 3.6.8)

* *
*

Any shareholder has the right to attend to the shareholders' meeting and to participate to its debates, personally or being represented by another shareholder or by his spouse, no matter the number of shares held, as long as they are fully paid up.

A double voting right is conferred to all shares fully paid up for which a nominative registration can be justified for at least 4 years under the name of the same shareholder of French nationality or a national of a member state of the European Union.

Pursuant to article L.228-1, paragraph 7 of the French Commercial code, the right to participate to the shareholders' meeting is proven through the accounting registration of the shares under the name of the shareholder or of the intermediary registered for his behalf, on the third business day preceding the shareholders meeting at midnight, Paris time. Such registration shall be either in the nominative shareholders' book kept by the Company or on the bearers' account kept by the intermediary,.

Given that the shareholders' meeting shall take place on the 1st of June 2007, all such formalities shall be carried out at the latest on the 29th of May 2007, at midnight.

The accounting registration of the shares in the bearers' account kept by the intermediary is acknowledged by a certificate of shareholding delivered by the latter, (i) as an exhibit of the form relating to the vote by post or (ii) as an exhibit of the proxy or (iii) at the shareholder's request, an admission card issued under the shareholder's name or on the shareholder's behalf represented by the intermediary. A certificate is also delivered to the shareholder wishing to physically attend the meeting and who has not received its admission card the third business day preceding the meeting, at midnight, Paris time.

The written questions of the shareholders shall be sent to the registered office of the Company by registered letter with acknowledgement of receipt at the latest on the fourth business day preceding the day of the meeting. Such requests shall be accompanied by a certificate of registration of the shares, either at the bearer or in the nominative form.

If the shareholder does not intend to attend the meeting, he can choose any of the following:

- send a proxy to the Company, without precising the proxy holder,
- vote by post,
- give a proxy to another shareholder or his spouse.

The forms relating to the proxy or the vote by post will be sent by the Company to the holders of nominative shares.

The forms relating to the proxy or the vote by post will be sent by the Company to the holders of bearers' shares, upon written request at the latest six days before the general meeting.

The votes by post will be taken into account only if duly filled in, received by the Company at the registered office three days before the day of the meeting accompanied, for the bearers' shares, of a certificate of shareholding.

In no event, a shareholder can send a form which includes indication of proxy and indication of vote by post.

3.6.7 Report of the Statutory Auditors on the reduction of Capital to be Performed by way of cancellation of Share

To the shareholders,

To the shareholders,

In our capacity as statutory auditors of Teleperformance, and in accordance with the engagement under art.L.225-209, sub-paragraph 7 of the French Commercial Code in respect of the reduction of share capital by way of the cancellation of repurchased shares, we present our report on our assessment of the reasons and terms of the proposed share capital reduction.

We conducted our examination in accordance with professional standards applicable in France. These require us to perform procedures to examine whether the reasons and terms of the proposed reduction of share capital are in accordance with company law.

This operation is forming an integral part of the repurchased of shares by your company, within a maximum of 10% of outstanding shares under the terms of art.L.225-209 of the French Commercial Code. This repurchase authorization is proposed in another resolution to the general meeting, with a time limit of 18 months. Your board of directors requests you to delegate to it, for a period of 26 months, all powers necessary to cancel repurchased shares to a maximum of 10% of outstanding shares for each period of 24 months, as a necessary part of the proposed related repurchase authorization. We have no matters to report as to the reasons terms of the proposed reduction of share capital, noting that this operation cannot be carried out unless the general meeting agrees to authorise the repurchase by your company of its own shares.

Mérignac and Maisons Alfort, April 27th, 2007

Statutory auditors

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières Partner	Jean Guez Partner

3.6.8 Text of Resolutions

Ordinary Resolutions

First resolution - approval of the parent company financial statements

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting and after having been read:

- The Board of Directors' report on the Company and the Statutory Auditors' opinion on the parent company financial statements for the financial year ended December 31, 2006, and
- The Supervisory Board's report, approved the annual financial statements for the period ended December 31, 2006, as presented, showing a net profit of €48,650,338.77.

It also approves the transactions implicit in those statements or summarized in those reports.

Consequently, the Shareholders' General Meeting granted discharge to the members of the Board of Directors for their duties and responsibilities assumed during the past financial year.

It also granted discharge to the Statutory Auditors for the performance of their audit engagement.

Second resolution - approval of the consolidated financial statements

The Shareholders' General Meeting, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, after being read the Board of Directors' management report on the Group's activities and the Statutory Auditors' opinion on the consolidated financial statemens for the year ended December 31, 2006, approved these statements, which show a total net after-tax profit of €74,051,000, of which €70,915,000 as net profit, Group share.

Third resolution - regulated agreement and commitment

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting and after having read the Statutory Auditors' specific opinion on the agreements and commitments regulated by Article L 225-86 et seq. of the French Commercial Code, approved the sale of the Market Research operations to Grizelle SA and GN Research France, as well as the commitments obtained and made in the course of this sale, as mentioned in the opinion.

Fourth resolution - regulated agreement and commitment

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting, after having read the Statutory Auditors' specific opinion on the agreements and commitments regulated by Article L 225-86 et seq. of the French Commercial Code, approved the sale to Boomerang of shares held by SR.Marketing Services in AKOA, as mentioned in the opinion.

Fifth Resolution - Regulated Agreement and Commitment
The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting, after having read the Statutory Auditors' specific opinion on the agreements and commitments regulated by Article L 225-86 et seq. of the French Commercial Code, approved the amended guarantee given to IBM on the Sprint contract, as mentioned in the opinion.

Sixth resolution - regulated agreement and commitment
The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting, after having read the Statutory Auditors' specific opinion on the agreements and commitments regulated by Article L 225-86 et seq. of the French Commercial Code, approved the changes made in the remuneration to be paid to Mr. Michel Peschard under his contract of employment, as mentioned in the opinion.

Seventh resolution - appropriation of profit or losses
Upon a recommendation put forward by the Board of Directors, the Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting, and pursuant to Article L 232-11 of the Commercial Code, resolved to appropriate the profit for FY2006 as follows:

Profit for the period	€48,650,338.77
Retained earnings	€10,141,868.07
Total to be appropriated	€58,792,206.84
Added to legal reserve	-€2,973,314.25
Added to ordinary reserve	-€10,000,000.00
Distributable profit	€45,818,892.59
Total Dividend	-€ 17,466,099.01
Balance to retained earnings	€28,352,793.58

A dividend of €0.37 per share shall be paid on the 47,205,673 shares making up the Company's share capital on December 31, 2006. The date of payment will be June 4, 2007.
In compliance with Article L 225-210 of the French Commercial Code, the Shareholders' General Meeting resolved that the dividends on the Company's treasury shares at the dividend payment date will be allocated to Retained Earnings. According to Article 158-3-2 of the Tax Code, private individuals who are French tax residents will benefit from a 40% tax abatement on the €0.37 per share dividend when calculating personal income tax.

Previously paid:
- For financial year 2005 a dividend of €0.30 per share, entitling private individuals who are French residents to a 40% tax abatement
- For financial year 2004:
  - In December 2004 an interim dividend of €0.15 per share, entitling private individuals who are French residents to a 50% tax credit
  - In June 2005 an additional dividend of €0.10 per share entitling these individuals to a 50% tax abatement
- For financial year 2003 a net dividend of €0.20 per share, entitling private individuals who are French residents to a 50% tax credit

Eighth resolution - directors' fees
The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting, resolved to set at €140,000 the total Directors' fees to be distributed among the members of the Supervisory Board for financial year 2006.

Ninth resolutinon - renewal of terms of office
As the term of office of the Supervisory Board member Philippe GINESTIE is expiring, the General Meeting resolved to renew it for a four-year period, until the close of the Ordinary General Meeting called in 2011 to rule on the financial statements of the year just ended.

Tenth resolution - authorization to engage in transactions involving company shares
The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting and having read the Board of Directors' report, and acting in accordance with Articles L. 225-209 et seq. of the Commercial Code, Articles 241-1 et seq. of the General Rules of the Stock Market Authority and (EC) Regulation No. 2273/2003 dated December 22, 2003:

1.Resolved that the Company may purchase its own shares by virtue of this resolution, in compliance with existing legislation, rules and regulations according to positive law for the purpose of:
- Canceling repurchased shares, subject to the Meeting's adoption of the Thirteenth Resolution as stipulated hereunder, or pursuant to a similar authorization
- Implementing or honoring share option plans or other allotments of shares in favor of employees and corporate officers, in particular:
  - by inviting employees of the Company or related companies, as specified under Articles L. 225-180 or L. 233-16 of the French Commercial Code, to acquire shares, directly or through a corporate mutual fund, in accordance with legal requirements, and in particular with Articles L. 443-1 et seq. of the Labor Code
  - by granting share options and bonus shares to employees or authorized corporate officers of the Company or of related companies, in accordance with Articles L. 225-177 et seq. and L. 225-197-1 et seq. of the Commercial Code
- implementing or honoring undertakings in connection with the issuance of marketable securities carrying entitlement to share capital
  - Retaining them with a view toward allotting them at a later date in payment or exchange, as part of the external growth strategy
  - Authorizing an independent investment services company to handle the Company shares under a liquidity agreement in compliance with a code of conduct recognized by the French Stock Market Authority
  - And more generally, carrying out any transaction permitted by law

2.Resolved that:
- The maximum purchase price per share is set at €40, exclusive of charges
- The maximum amount of the funds the Company can dedicate to the repurchase of its own shares may not exceed €220,410,960

- The maximum number of shares that may be repurchased and held by the Company pursuant to the present resolution may not exceed the limit of 10% of the total number of shares comprising the share capital at any given time, being specified that the number of shares the Company may purchase during the buy-back program with a view toward retaining them and allotting them at a later date in payment or exchange under a merger, split-off or capital contribution transaction cannot exceed 5% of the share capital of the Company
- The maximum number of shares that may be held by the Company at any given time may not exceed the limit of 10% of the total number of shares comprising share capital
- The acquisition, sale, exchange or transfer of such shares may be carried out at any time, including in the context of a public offering, in one or more installments, by any means, within such limits and in accordance with the terms and conditions stipulated by laws and regulations in force. These transactions may be completed, where applicable, by mutual agreement, through the sale of block of shares or the use of optional mechanisms or derivative instruments, with the exception of selling put options. The maximum portion of the share capital that may be transferred through blocks of shares is the total of the share buy-back program

3.Set at 18 months from this Shareholders' General Meeting the effective period of such authorization, canceling the period remaining under the previous authorization and replacing the former authorization set forth under the tenth resolution of the Shareholders' General Meeting of June 1, 2006, as of the effective date set by the Board of Directors.

4.Granted all powers to the Board of Directors, with right of delegation, to carry out such transactions, all formalities and declarations, to make any necessary adjustments related to equity transactions involving the Company and, more generally, do everything necessary to implement the present authorization.

Extraordinary Resolutions

Eleventh resolution - harmonization of the articles of incorporation with the decree of december 11, 2006

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Extraordinary General Meeting, and having read the Board of Directors' report, resolved to amend Article 33 of the Articles of Incorporation as follows:

The third sub-paragraph of paragraph 2 of said article shall be replaced by the following clause:

"At least thirty five days before any shareholders' meeting, the company shall publish in the Bulletin des Annonces Légales Obligatoires the notice specified in Article R. 225-73 of the Commercial Code."

Twelfth resolution - harmonization of the articles of incorporation with the decree of december 11, 2006

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Extraordinary General Meeting, and having read the Board of Directors' report, resolved to amend Article 35 of the Articles of Incorporation as follows.

The first sub-paragraph of paragraph 1 of said article shall be replaced by the following clause:

"Every shareholder has the right to participate in shareholders' general meetings and shareholder deliberations, in person or by proxy, no matter how many shares he or she may hold, simply upon proof of identity, from the time such shares have been fully paid for and registered in his/her name or that of an intermediary registered in their name as per Article L. 228-1 par. 7 of the French Commercial Code, by midnight (Paris time) of the third working day prior to the meeting, either in the register of registered shares held by the Company or in the register of bearer shares held by the authorized intermediary."

Thirteenth resolution: authorization granted to the board of directors to cancel treasury shares held by the company, up to a limit of 10% per 24-month period

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Extraordinary General Meeting and having read the Board of Directors' report and the Statury Auditors' specific opinion, and acting in compliance with legal requirements, in particular with Article L. 225-209 of the Commercial Code:

1.Authorized the Board of Directors, to cancel, in whole or in part, the Company shares acquired by itself in connection with the implementation of the authorization set forth in the tenth resolution of the Shareholders' Ordinary General Meeting, or already held by itself under previous authorizations, which it may do at its sole discretion, in one or more installments, up to a limit of 10% of the total number of shares per 24-month period, by recording the difference between the purchase value of the cancelled shares and their par value in the share premiums and available reserve accounts, including partly in the legal reserve account up to 10% of the shares cancelled.

2.Set the effective period of such delegation of powers at 26 months commencing from today's date, canceling the time remaining under the previous authorization and replacing the authorization granted by the Shareholders' General Meeting held on June 1, 2006, under the thirty-first resolution, which dealt with the same subject matter.

3.Granted all powers to the Board of Directors, with right of sub-delegation, for the purpose of proceeding with the capital reduction(s), modifying the Articles of Incorporation accordingly, and carrying out all formalities required.

Fourteenth resolution: powers

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Extraordinary General Meeting, granted all powers to the bearer of a copy or extract of the minutes of this meeting, to make all filings and publications relating to the foregoing resolutions.

EXHIBIT 19

TELEPERFORMANCE SETS UP IN RUSSIA

Paris, February 8th, 2006 – **SR.Teleperformance** announced today **the acquisition** of 71% of the stock of **Direct Star**, the contact center leader on the **Russian market**. This company was acquired in cash from the **PPE Group**, the previous shareholder in Direct Star and **the current leader in distance selling in Russia** (mail-order selling and e-commerce).

Founded by Bart Kuijper in 1999, **Direct Star** developed its call center activities on the Russian market, strictly complying with the international standards. The company provides its clients, mainly blue chip companies and the major Russian companies, with **an end-to-end range of outsourced CRM and contact center services**, such as the acquisition of new customers, customer service, technical assistance and debt collection.

Direct Star, who now generates almost 75% of its revenues in Inbound business, is based in Moscow and operates **more than 500 workstations** across 2 production centers (Moscow & Tver).

Christophe Allard, Chairman of the SR.Teleperformance Board of Directors said: "*We, Daniel Julien, Jacques Berrebi and myself, are really happy about this acquisition. It is perfectly in line with the growth strategy of the SR.Teleperformance Group. Our relationship with the PPE Group and the Direct Star Managing Directors has been very efficient throughout this acquisition process.*
From now on, as a contact center leader, Direct Star will also be able to benefit from SR.Teleperformance's unique know-know.
For our Group, the Russian market represents a very significant growth potential and it is a real asset for us to benefit from a company that is already very well-structured and successful. In addition, for our international clients, this is a guarantee that SR.Teleperformance is now in a position to provide them with the same level of service quality and performance on the Russian market as anywhere else in the world."

Pascal Clément, President of the PPE Group said: "*With Direct Star, we have been contributing to the development of the contact center market in Russia for several years and we are now the market leader. We are convinced that, thanks to SR.Teleperformance, Direct Star will continue to grow fast and provide its clients in Russia with the highest quality of service. As for the PPE Group, it maintains its strong growth in the distance selling industry in Russia, especially by taking advantage of new opportunities in its core business.*"

Bart Kuijper, the founder, and Michel Mertens, the Managing Director added: "*As the top managers of a key player in the outsourced contact center sector in Russia, we are very enthusiastic about joining the SR.Teleperformance Group.*
We believe that the complementary combination of our understanding of the local culture with SR.Teleperformance's 30-year international experience will consolidate our position on the market. Our existing clients, but also the future ones, will benefit from this transaction and we will continue to provide them with the best of Direct Star, enhanced by the introduction of SR.Teleperfomance's international standards.
And finally, we would like to thank Pascal Clément and the PPE Group for their excellent support over the past few years."

About the SR.Teleperformance Group:

SR.Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the SR.Teleperformance Group achieved € 1,195.2 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **45,600 computerized workstations, with more than 58,000 employees (Full-Time Equivalents) across 265 contact centers (including 102 contact centers directly managed in clients' premises) in 38 countries,** and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

SR.Teleperformance Contacts: (info@srteleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 20

2005 Turnover:

A Year of Strong Growth for SR.Teleperformance

Achievements exceeding the objectives previously announced:

- **+25.4%** growth, based on published data
- **+22.5%** growth, excluding foreign exchange effects
- **+12.7%** growth, on a comparable basis*

Paris, February 8th, 2006

1/ 2005 Annual Turnover

The SR.Teleperformance Group realized a **consolidated turnover of 1,195.2 Million Euros** in 2005 versus 952.9 Million Euros in 2004, representing an **increase of 25.4% based on published data** (i.e., **1,485 Million USD**, based on the average exchange rate at December 31st, 2005 (€ 1 = USD 1,2428)).

Excluding foreign exchange effects, the consolidated turnover **increased by 22.5%.**
On a comparable basis*, the consolidated turnover **increased by 12.7%.**

2/ 4th Quarter 2005 Turnover

Based on published data, the **consolidated turnover** achieved in the **4th quarter 2005** amounted to **365.0 Million Euros**, corresponding to a **23.8% increase**.
The turnover does not include the revenues of MCCI, the Canadian company acquired in December 2005, as it was only consolidated as of December 31st, 2005.

After restating the foreign exchange effects, the consolidated turnover increased by **15.8%**.

On a comparable basis*, the consolidated turnover increased by **13.6%, exceeding the growth rate achieved over the first 9 months of the year (12.3%), despite an unfavorable base effect** (20% organic growth in the Contact Center Division during the 4th Quarter 2004).

(*) Excluding foreign exchange and scope of consolidation effects

The 2005 turnover growth is distributed as follows:

Distribution by Division

(in Millions of Euros)	French Standards	IFRS (International Financial Reporting Standards)			
	2004	2004	2005	Growth	
				Based on published data	On a comparable basis
Contact Centers	921.3	921.4	1,180.9	+28.2%	+13.0%
Other	31.5	31.5	14.3	-54.7%	-9.6%
Total	**952.8**	**952.9**	**1,195.2**	**+25.4%**	**+12.7%**

Geographical Distribution

(in Millions of Euros)	French Standards	IFRS (International Financial Reporting Standards)			
	2004	2004		2005	
Europe	**494.3**	**494.8**	**51.9%**	**580.4**	**48.6%**
NAFTA	**394.8**	**394.4**	**41.4%**	**478.9**	**40.0%**
Other	**63.7**	**63.7**	**6.7%**	**135.9**	**11.4%**
Total	**952.8**	**952.9**	**100.0%**	**1,195.2**	**100.0%**

The 2005 revenues are presented in accordance with the IFRS, the new standards effective since January 1st 2005. The 2004 revenues were also calculated based on these standards for facilitated comparison with the 2005 results.
The restatement mainly applied to rebilled costs. According to the IFRS, only the profit, if any, resulting from these transactions was integrated as revenues.

About the SR.Teleperformance Group:

SR.Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the SR.Teleperformance Group achieved € 1,195.2 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **45,600 computerized workstations, with more than 58,000 employees (Full-Time Equivalents) across 265 contact centers (including 102 contact centers directly managed in clients' premises) in 38 countries,** and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

SR.Teleperformance Contacts: (info@srteleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 21

SR.Teleperformance

PRESS RELEASE

February 21st, 2006

TELEPERFORMANCE USA and CALLTECH MERGE

SR.Teleperformance, a global leader in contact center management – a public company listed at Euronext, ticker symbol FR 0000051807 – announced today **the merger** of its two most significant U.S. business entities, Teleperformance USA and CallTech Communications, LLC.

Teleperformance USA, operates in 5 countries with over 10,600 contact center stations and 11,600 employees, providing U.S. domestic, near shore and offshore customer care, technical support and inbound sales solutions to leading US based companies in multiple industries. **CallTech** has over 4,800 employees in 9 U.S. call centers and provides technical support and customer services to companies primarily in the telecommunications, technology and Internet services sectors.

The merged company retains the **Teleperformance** name and is comprised of 32 contact centers, over 16,500 employees and more than 15,000 workstations.

C. J. Petitti, CEO of CallTech said: "*We are extremely pleased to merge with Teleperformance USA; this will allow us to operate more efficiently and merge selected operations while better leveraging our management and technology. Our clients will be better served through enhanced operational efficiencies and economies of scale.*"

Dominic Dato, CEO of Teleperformance USA stated: "*We continue to be extremely impressed with the management team of CallTech and the systems the company has developed to provide better management reporting and analysis, especially the Call Center Management reporting System (CCMS). This merger will generate an even stronger outsourcing alternative for our U.S. clients seeking domestic and/or offshore solutions.*"

Daniel Julien, **Chairman of the Supervisory Board of SR. Teleperformance** commented: "*The US market represents 50% of the global customer care outsourcing market and this merger further demonstrates Teleperformance's commitment to be the number one outsourcing strategic partner for our clients in the U.S. market.*"

About the SR.Teleperformance Group:

SR.Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the SR.Teleperformance Group achieved € 1,195.2 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **45,600 computerized workstations, with more than 58,000 employees (Full-Time Equivalents) across 265 contact centers (including 102 contact centers directly managed in clients' premises) in 38 countries**, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

SR.Teleperformance Contacts: (info@srteleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board +33-1.55.76.40.80

Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44

+33-6.07.15.05.43

EXHIBIT 22

2005 FINANCIAL RESULTS:

Achievements Exceeded the Objectives
Announced in November 2005

Strong Growth and Increase in Profitability Ratios

TURNOVER:	1,195.8 Million Euros	+25.5%(*)
INCOME FROM OPERATIONS:	106.1 Million Euros	+37.8%(*)
NET INCOME, GROUP SHARE(*): before profit from discontinued operations	57.2 Million Euros	+38.5%(*)

(*) versus 2004

Paris, March 16th, 2006 – The SR.Teleperformance Supervisory Board met on March 16th, 2006 and examined **the consolidated accounts for the year 2005**, which highlighted the following:

- **Turnover, based on published data,** was **€ 1,195.8 million** versus € 952.9 million at December 31st, 2004, **increasing by 25.5%. On a comparable basis** (excluding foreign exchange and scope of consolidation effects), the turnover **increased by 12.9%**;

- **Income from operations** amounted to **€ 106.1 million**, versus **€ 77 million** at December 31st, 2004, increasing by **37.8%. The Operating Margin Rate significantly increased,** reaching **8.9%**, versus **8.1%** at December 31st, 2004;

- **Net Income, Group Share,** excluding profit from discontinued operations, amounted to **€ 57.2 million,** versus **€ 41.3 million** at December 31st, 2004, representing **an increase close to 39%** and exceeding the **€ 56 million objective** announced last November.
  In total, the **Net Income, Group Share,** amounted to **€ 58.2 million,** including € 1 million profit from discontinued operations;

- **20% increase in dividends, which distribution will be submitted in the next General Shareholders' Meeting** (€ 0.30 per share);

- **Confirmed growth outlook** in terms of turnover and results for the year 2006.

Summary of Consolidated Accounts (in Millions of Euros)	31/12/2005		31/12/2004 excl. IAS 32/39	
Turnover		**1,195.8**		**952.9**
EBITDA		158.6		117.8
Rate	13.3%		12.3%	
Income from Operations		**106.1**		**77.0**
Operating Margin	8.9%		8.1%	
Financial Result		-12.2		-8.4
Tax Expense		-33.1		-23.7
Net Income Before Profit from Discontinued Operations		**60.8**		**44.9**
Including Group Share	57.2		41.3	
Net Profit from Discontinued Operations		1.5		10.1
Net Income		**62.3**		**55.0**
Including Group Share	58.2		51.1	

SR.Teleperformance's financial structure was modified as follows:

Consolidated Financial Structure (in Millions of Euros)	30/12/05	31/12/04
Cash Flow	**120.5**	**92.0**
Change in Working Capital Requirements	-17.8	-37.6
Net Cash Flow generated by operations	**102.7**	**54.4**
Net Capital Expenditures (excl. capital leases)**	-47.5	-36.6
Free Cash Flow	**55.2**	**17.8**
Net Financial Investments (Shareholders' Equity)	-8.0	-65.9
Total Consolidated Shareholders' Equity	440.7	350.5
Consolidated Shareholders' Equity, Group Share	426.7	336.7
Gross Financial Indebtedness	330.4	263.9
Cash Assets (excluding bank credits)	151.8	129.5
Net Financial Indebtedness*	**178.6**	**134.4**

* including minority interest purchase commitments: **56.4**

**pursuant to the IFRS, it does not include investments such as capital leases, amounting to € 6.3 million in 2005.

I.- THE GROUP'S ACTIVITY IN 2005

The consolidated turnover achieved in 2005 was **€ 1,195.8 million, based on published data,** versus € 952.9 million in 2004, increasing by **more than 25%.**
After deduction of the scope of consolidation and foreign exchange effects, the Group's annual consolidated turnover, **on a comparable basis, increased by 12.9%**. These results, exceeding the objectives announced, reflect **the Group's strong dynamic growth over the 4th quarter,** with an organic growth rate exceeding 13%.

In 2005, SR.Teleperformance did not complete **any significant acquisition** that may have impacted the Group's 2005 turnover, except for the acquisition of Techmar last October. The consolidation of MCCI, the Canadian company acquired in December 2005, was effective as of December 31st, 2005.
The scope of consolidation effect exclusively resulted from external growth transactions completed in 2004 in the following regions:

NAFTA: CallTech (end of May 2004) and Voice FX (beginning of the 2nd semester 2004)
Europe: MM Group UK (end of May 2004)
France: Infomobile (beginning of the 2nd semester 2004)
Other: Teleperformance Brazil (end of the 2nd semester 2004).

The geographical distribution of the Group's turnover was as follows:

(in %)	31/12/05	31/12/04
NAFTA	40.0	41.4
Europe	48.6	51.9
Other	11.4	6.7
Total	100	100

II.- PROFITABILITY

In 2005, **the income from operations** increased faster than the turnover and amounted to **€ 106.1 million**, versus € 77 million in 2004, i.e., **an increase of 37.8%.**
The **operating margin rate** was **8.9%**, versus **8.1%** in **2004**.
This result was impacted by € 5.7 million as a consequence of the impairment loss applied to the residual goodwill related to the U.S. subsidiary Noble Systems.
The **EBITDA** was **€ 158.6 million**, representing **13.3% of the turnover** versus 12.3% at December 31st, 2004.

Net financing expenses increased by € 3.8 million, amounting to **€ 12.2 million,** versus € 8.4 million in 2004.
It is essential to underline that the impact of the **1st implementation of the IAS 32/39** (OCEANE and commitments to minority shareholders) represented an annual financing expense of **€ 3.7 million.**

The corporate tax amounted to **€ 33.1 million** versus € 23.7 million in 2004. The **average tax rate** was **35.3%** versus 34.5% at December 31st, 2004. This rate was impacted by the consolidation adjustments related to the 1st implementation of the IAS 32/39 (OCEANE, interest rate swap, financing expenses related to minority interest purchase commitments), which are not liable for tax relief.
Considering these elements, the average tax rate was 34%.

As a consequence, **the net income, before profit from discontinued operations,** amounted to **€ 60.8 million**, versus € 44.9 million in 2004.
As **Group Share**, it amounted to **€ 57.2 million** versus € 41.3 million in 2004, **increasing by +38.5%.**

The Group's **net income from discontinued operations** amounting to **€ 1.5 million**, including **€ 1 million as Group Share**, corresponded to the net capital gains from the sale of **Design Board** (Packaging, Design) and **Businessfil** (legal information over the phone), finalized at the end of the 1st semester 2005.

Considering the net income from discontinued operations, the **Group's net income amounted to € 62,3 million, including € 58.2 million as Group Share**.

III.- FINANCIAL STRUCTURE

Total shareholder's equity amounted to **€ 440.7 million**, including **€ 426.7 million as Group Share**.

At December 31st, 2005, **the Group's net indebtedness** was **€ 177.8 million** versus **€ 134.4 million** at December 31st, 2004, **increasing by € 43.4 million**.

The **debt resulting from the commitments to minority shareholders** estimated at **€ 38 million** at January 1st, 2005 amounted to **€ 56.4 million** at December 31st, 2005. This increase was mainly related to the foreign exchange effect applied to debts stated in foreign currencies.
Excluding the IAS 32/39 effect, the Group's net indebtedness would reach **€ 127.1 million** at December 31st, 2005 versus € 134.4 million at December 31st 2004.

The evolution of the Group's net financial indebtedness (in Millions of Euros) was as follows:

Net Financial Indebtedness at January 1st, 2005		**-134.4**
Impact of the IAS 32/39 at January 1st, 2005		**-31.0**
Minority Interest Purchase Commitments	-38	
OCEANE equity component	+7	
After Adjustment of the Net Financial Indebtedness at January 1st, 2005		**-165.4**
Free Cash Flow		**+54.1**
Net payments related to the acquisition of investments in affiliates		-8.0
Net impact from the scope of consolidation effects		-20.6
.Acquired companies' indebtedness	-18.7	
.Sold companies' cash assets	-1.9	
Dividends distributed		-5.6
Impact of the IAS 32/39 on the 2005 financial year (OCEANE and commitments to minority shareholders)		-13.2
Conversion difference		-15.2
Other (including leasing and swaps)		- 4.7
Net Financial Indebtedness at December 31st, 2005		**-178.6**

IV.- DIVIDENDS IN 2005 = € 0.30 per share

During the next General Shareholders' Meeting on June 1st, 2006, the Board of Directors will suggest to increase the amount of the dividend to **€ 0.30 per share**, an increase of **+20%**.

V.- OUTLOOK FOR 2006: Growth Confirmed

Based on published data, the turnover should increase by 8% approximately.
As for the net income, Group Share, it should **increase by nearly 10%,** confirming therefore the improvement of operating margins, as noticed since 2004.

Like every year, these objectives will be refined and detailed in May 2006 during the financial press conference.

ANNEX

IAS 32/39 impact on the structure of the 2005 Balance Sheet and Income Statement

The standards have been applied since January 1st, 2005, without comparative data for 2004. They mainly concern the following:

1/ The OCEANE

Accounting the convertible bond (OCEANE) under IFRS requires to present shareholders' equity and debts as separate items and to record a charge related to the amortization of the equity component over the residual loan duration.

The impact of the implementation of these standards on the consolidated accounts may be summarized as follows:

in Millions of Euros	Balance Sheet		Result
	Shareholders' Equity	Financial Debts	Financing Expenses
Amount at January 1st, 2005	+7,1	-7,1	
Amortization of the equity component		+2,2	-2,2
Amount at December 31st, 2005	+7,1	-4,9	-2,2

2/ The Interest Rate Swaps

Derivative financial instruments are measured to their fair value at January 1st, 2005 and assessed at every closing period.

3/ Minority Interest Purchase Commitments

SR.Teleperformance has granted minority shareholders of certain subsidiaries commitments to purchase their holdings. These commitments may be firm or conditional. The following accounting treatment has been applied, on the basis of current IFRS, noting that an IFRIC interpretation is expected to be issued:

* At the time of initial recognition (i.e., January 1st, 2005), the purchase commitment is recognized as financial liability, measured to the fair value of the exercise price. The difference between the fair value and the amount of purchased shareholders' equity is recognized as goodwill (a different method compared to the method used at June 30th, 2005, which consisted in deducting the amount of the debt from shareholders' equity);

* At December 31st, 2005, the debt was re-assessed based on forecasts on the date the purchase option is expected to be exercised. The variation of the debt was recognized as goodwill;

* Taking into account the part related to the purchase commitments in the net income, Group Share;

* Accounting a financing expense calculated based on the fair value at December 31st, 2005 by applying a no-risk interest rate adapted to the characteristics of the transaction.
  Moreover, the dividends paid to minority shareholders covered by purchase commitments are recognized as financing expenses, except for the purchase commitments which exercise price is determined based on a formula including these dividends. In that case, the amount paid to minority shareholders is recognized as goodwill adjustment.

The impact of the implementation of these standards may be summarized as follows:

	Balance Sheet			Result	
In Millions of Euros	Goodwill	Shareholders' Equity	Financial Debts	Financing Expenses	Net Income, Group Share
Amount at January 1st, 2005	+34.7	-3.3	+38.0		
Conversion difference	+6.8	-0.7	+7.5		
Increase in debts	+5.8	-3.4	+9.2		
Financing expense			+1.7	-1.7	-1.7
Part related to purchase commitments					+4.8
Amount at December 31st, 2005	+47.3	-7.4	+56.4	-1.7	+3.1

About the SR.Teleperformance Group:

SR.Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the SR.Teleperformance Group achieved € 1,195.8 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates over **45,600 computerized workstations, with more than 58,000 employees (Full-Time Equivalents) across 266 contact centers (including 102 contact centers directly managed in clients' premises) in 39 countries**, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

SR.Teleperformance Contacts: (info@srteleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 23

SR.Teleperformance Expands Latin American Footprint by Launching Teleperformance Chile

Paris, April 18th, 2006 - **SR.Teleperformance**, a global leader in contact center management – a public company listed at Euronext, ticker symbol FR 0000051807 – announced today **the start-up of its new Teleperformance Chile operation.**

Teleperformance Chile begins operations in a state-of-the-art facility located in Santiago and will grow to an estimated 600 employees during the initial staffing phase. In addition to servicing the local market, the operation will offer comprehensive offshore contact center outsourcing services in both English and Spanish to support the US, Spain and other key markets. In fact, the initial implementation is associated with the expansion of a highly successful Teleperformance offshore program currently operating in Argentina.

Norberto Varas, CEO Teleperformance Argentina and Chile said: *"We are very happy to officially launch Teleperformance Chile. Santiago has the right combination of infrastructure, culture and great people to make it attractive to both Teleperformance and our clients. Our goals are to make Chile a truly relevant offshore option and at the same time we intend to grow into a major local market player. We have used this formula successfully for many years throughout the world and I am confident it will succeed here."*

Pablo Quezada, General Manager Teleperformance Chile stated: *"Teleperformance opens up a great employment opportunity in our country for all levels of jobs. Due to Teleperformance professional expertise, quality certifications and processes, this also helps our country to be better positioned for regional industry growth based on improved standards. The government has really embraced our presence here and we are fully committed to work with the respective government entities to maximize our collective opportunities."*

Daniel Julien, Chairman of the Supervisory Board of SR. Teleperformance commented: *"Chile is an exciting addition to both our global and regional footprint. This expansion gives our clients in multiple markets additional offshoring alternatives and shows our confidence and commitment in growing our operations within Latin America to capture local market share as well."*

About the SR.Teleperformance Group:

SR.Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the SR.Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **45,600 computerized workstations, with more than 60,000 employees (Full-Time Equivalents) across 267 contact centers (including 102 contact centers directly managed in clients' premises) in 40 countries**, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

SR.Teleperformance Contacts: (info@srteleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 24

SR.Teleperformance **PRESS RELEASE**

SR.TELEPERFORMANCE:
1st Quarter 2006 Revenues
Strong Dynamic Growth Sustained

- **+30.1% based on published data**
- **+17.1% on a comparable basis****

Paris, May 10th 2006 – The SR.Teleperformance Group's consolidated revenues for the 1st quarter 2006 ended on March 31st 2006 amounted to **€ 333.7 million**, versus € 256.5 million for the same period last year, i.e., a 30.1% increase based on published data.
Excluding foreign exchange and scope of consolidation effects, the Group's organic growth for the 1st quarter 2006 increased by +17.1%, versus a +12.5 % growth rate in the 1st Quarter 2005.
It should be noted that the organic growth was very sustained throughout the Teleperformance network and the Inbound services represented 66% of the Group's revenues at the end of the 1st Quarter 2006 versus 62% for the 1st Quarter 2005.

Geographical Distribution

(in Millions of Euros)	1st Quarter 2006	1st Quarter 2005	Growth (in %)	
			Based on published data	On a comparable basis**
Europe	156.0	126.7	+23.1	+21.5
NAFTA*	137.6	105.4	+30.6	+10.2
Other	40.1	24.4	+64.3	+26.1
Total	**333.7**	**256.5**	**+30.1**	**+17.1**

* North America and Mexico
** excluding foreign exchange and scope of consolidation effects

Distribution per activity

(in %)	1st Quarter 2006	1st Quarter 2005
Inbound	66	62
Outbound	28	32
Other	6	6
Total	100	100

The positive effect of exchange rates amounted to € 23.9 million and mainly resulted from the rise of the U.S. Dollar and the Brazilian Real against the Euro.
The scope of consolidation effects represented a net impact of € 7.9 million. After adjusting the scope of consolidation effect, the Group's revenues, on a comparable basis, amounted to € 264.4 million in the 1st Quarter 2005.

Definition of the terms used in the previous press release dated March 16th, 2006:

At the stock market authorities' request (*Autorités des Marchés Financiers*), below this press release includes the definition of a word used in the previous press release dated March 16th, 2006:

-Operating margin rate: ratio between the income from operations achieved during a limited period of time and the revenues achieved during this period.

About the SR.Teleperformance Group:

SR.Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the SR.Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **45,600 computerized workstations, with more than 60,000 employees (Full-Time Equivalents) across 267 contact centers (including 102 contact centers directly managed in clients' premises) in 40 countries,** and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

SR.Teleperformance Contacts: (info@srteleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 25

SR.Teleperformance Expands Asia Pacific Footprint by Launching Teleperformance Japan

Paris, May 17th, 2006 - **SR.Teleperformance**, a global leader in contact center management – a public company listed at Euronext, ticker symbol FR 0000051807 – announced today **the start-up of its new Teleperformance Japan operation. The legal entity name is Nippon TP Co., Ltd.**

Teleperformance Japan began operations today in a state-of-the-art contact center facility located in Fuchu, a suburb of Tokyo. Operations are expected to grow to an estimated 150 employees during the initial staffing phase. The facility will serve both new and existing Teleperformance clients by providing domestic contact center outsourcing solutions.

Kota Ohashi, CEO Teleperformance Japan said: *"We are very happy to officially announce the opening of Teleperformance Japan. Due to unique cultural, historical and geographic development factors, the timing is perfect to improve the customer experience and overall contact center results performance for our clients. Based on Teleperformance's unquestioned and long established global expertise, and our respect and understanding of local cultures, we intend to set and sustain a new standard for the industry here."*

Tomoko Inaba, COO Teleperformance Japan stated: *"We are extremely pleased to be one of the first companies in Japan to offer true industry leading best practices and operations to serve our clients contact center needs. By combining Teleperformance's proven operating model with our experienced local staff, we offer our clients a clear and significant advantage in reaching and exceeding their business objectives in Japan."*

Daniel Julien, Chairman of the Supervisory Board of SR. Teleperformance commented: *"Japan is the second largest economy in the world so this is an excellent addition to both our global and growing Asia Pacific footprint. Based on our many years of experience all over the world, we see a real opportunity to help our clients maximize results through solutions attuned to the local market. For Japan, this value-added domestic approach drives real efficiencies and fits cultural needs particularly well."*

About the SR.Teleperformance Group:

SR.Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the SR.Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **45,600 computerized workstations, with more than 60,000 employees (Full-Time Equivalents) across 267 contact centers (including 102 contact centers directly managed in clients' premises) in 41 countries**, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

SR.Teleperformance Contacts: (info@srteleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board	+33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations	+33-1.46.67.63.44
	+33-6.07.15.05.43

EXHIBIT 26

SR.Teleperformance:

***2005 Achievements:** Strong Growth Rate and Increased Profitability Ratios*

2006 Objectives Revised Upwards:

- ***Revenues: +15%, based on published data(*)***
- ***Net Income, Group Share: +20%(*)***
  before profit from discontinued operations

(*) versus 2005

2005: Strong Growth Rate and Increased Profitability Ratios

Financial Data:

Summary of Consolidated Data (in Millions of Euros)	**31/12/2005**	**31/12/2004**	**Progression**
Revenues	1,196.0	953.0	+25.5%
EBITDA	158.6	117.8	+34.6%
Income from operations	106.1	77.0	+37.8%
Profit on ordinary activities before tax	93.9	68.6	+36.9%
Net Income, Group Share, before profit from discontinued operations	57.2	41.3	+38.5%
Net Income, Group Share	58.2	51.1	+13.9%
Cash Flow	120.5	90.3	
Change in Working Capital Requirements	17.8	37.6	
Net Cash Flow from operations	102.7	52.7	

- Based on published data, **consolidated revenues** increased by **+25.5%,** reaching **€ 1,195.8 million**.

  On a comparable basis(*), the Group achieved a **+12.9%** organic growth in 2005 in terms of **revenues.**

- **Income from operations** increased by 37.8% compared to 2004, amounting to **€ 106.1 million**. Therefore, the increase of the operating margin rate(**) remains in line with the objectives set, reaching **8.9% in 2005**, versus 8.1% in 2004.

(*) Excluding foreign exchange and scope of consolidation effects
(**) Income from operations / revenues

- SR.Teleperformance's **net income, Group Share, before profit from discontinued operations, amounted to € 57.2 million,** versus € 41.3 million at December 31st, 2004, representing an increase close to 39%.

- Overall, the **net income, Group Share,** amounted to **€ 58.2 million, including € 1 million resulting from operations sold in 2005**.

- Given the **stronger profitability** combined with the measures taken to **reduce working capital requirements,** SR.Teleperformance **significantly increased its net cash flow from operations,** amounting to **€ 102.7 million** in 2005 versus **€ 52.7 million in 2004**.

Operational Data:

For SR.Teleperformance, 2005 was a year of **very strong growth in terms of sales strategy and positioning,** which was translated as follows:

1. **Stronger position on the worldwide market, being the world'#2 provider of outsourced CRM solutions,** with the **largest footprint** (presence in 39 countries) in this industry:
   - **Leader** on the **European** market
   - **Strong, visible and** recognized **presence in Americas**
   - **Growing presence** in **Asia-Pacific**
   - A **wide range of strategic site shoring management solutions**, including a large and diversified offshore network

2. **An end-to-end range of services** to create and optimize customer value throughout the customer relationship management cycle.

Customer Service	49.0%
Customer Acquisition	29.0%
Technical Assistance	15.0%
Debt Collection	2.0%
Other	5.0%

3. **Consolidated Inbound activity,** representing **64% of the Group's total revenues** in 2005, versus 59% in 2004;

4. **Representation in all major industries,** in line with the global market;

5. **Loyal and stable clients:** 100% of clients ranked in Top 10 have been SR.Teleperformance's active partners for more than 2 years.

THE OBJECTIVES FOR 2006 ARE REVISED UPWARDS

1. Strong Growth Dynamic over the 1st Quarter 2006

SR.Teleperformance's consolidated revenues for the 1st Quarter 2006, **based on published data,** amounted to **€ 333.7 million**, an increase of **+30.1%**.

Excluding foreign exchange and scope of consolidation effects, the Group's achieved a **+17.1%** organic growth rate in terms of consolidated revenues across its worldwide network.

This excellent performance at the beginning of the year results from the sustained contact volumes in existing programs, as well as from the progressive implementation of part of the new business signed in 2005.

The key highlights in the 1st Quarter 2006:

- **Strategic start-up operations launched** (Teleperformance Interactive in France, TP Chile and TP Japan)
- **Acquisitions** (MCCI at the end of 2005 and Direct Star in Russia in February 2006)
- **Consolidation of operations** (merger of TP USA with CallTech, and of All by Phone with TP Germany)
- **Projected set-up** of TP Nearshore (English operations in Mexico for the U.S. market) and of operations in China in the 2nd semester 2006.

2. Objectives for the 1st Semester 2006

(€ 1 = US$ 1.24)

➔ The objectives for the 1st semester 2006 are as follows:

- **Revenues included between 680 and 690 million Euros:**
  - ✓ **+20%** based on published data
  - ✓ **+13%** on a comparable basis

- **Increased profitability ratios compared to 2005:**
  Operating margin rate exceeding 9%

- **Net income, Group Share,** before profit from discontinued operations, included between **32 and 33 million Euros, i.e., an increase of +40% compared to 2005.**

3. Annual Objective

(€ 1 = US$ 1.27)

➔ The objectives for the year 2006 are as follows:

- **Revenues included between 1,350 and 1,400 million Euros,**
  i.e., +15%, based on published data
  and +10% on a comparable basis;

- **Increased profitability ratios compared to 2005:**
  Operating margin rate exceeding 9.5%;

- **Net income, Group Share,** before profit from discontinued operations, included between 68 and 70 million Euros, i.e., +20% compared to 2005.

4. Combined Ordinary & Extraordinary General Meeting on June 1st 2006

During the General Meeting, the following agenda will be discussed:

- a **dividend** of **€ 0.30 per share (+20%),**
- **the implementation of non-competition contracts** for the managers who founded the Group in order to **better secure the assets of** SR.Teleperformance,
- **renewed authorizations** to issue securities,
- **a free stock option plan** to motivate and retain the **70 main managing directors** in the Group worldwide,
- **change of corporate name**: "SR.Teleperformance" will become **"Teleperformance"**.

About the SR.Teleperformance Group:

SR.Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the SR.Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **45,600 computerized workstations, with more than 60,000 employees (Full-Time Equivalents) across 267 contact centers (including 102 contact centers directly managed in clients' premises) in 41 countries**, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

SR.Teleperformance Contacts: (info@srteleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 27

SR.Teleperformance **PRESS RELEASE**

ANNUAL GENERAL MEETING HELD ON JUNE 1ST, 2006

Shareholders take all measures required to help SR.Teleperformance pursue the race for global leadership

Paris, June 1st, 2006 – During the Shareholders' Combined Ordinary and Extraordinary General Meeting of the SR.Teleperformance Group held on June 1st, 2006 and presided over by **Daniel JULIEN**, all the resolutions on the agenda were adopted, except for the 25th and 29th resolutions.

In the presentation of the Group's 2005 achievements, **Christophe ALLARD**, Chairman of the Board of Directors, declared: "*Your company achieved an outstanding performance crowning the efforts made over the last two years (...).*" Moreover, he added that *"in 2006 the company will maintain this growth policy, especially with external growth transactions."*

The SR.Teleperformance Group's **2005 annual accounts were approved**, as well as the payment of a **€ 0.30 dividend per share, a 20% increase** compared to last year.
The dividend will be **paid as of July 17th, 2006**.

The General Meeting also decided:

- the **implementation of non-competition agreements** for the founders of the Group in order to **better secure the assets** of SR.Teleperformance,
- the authorization to grant **free shares** to motivate and retain the **70 main managing directors** in the Group worldwide,
- **the change of corporate name** from "SR.Teleperformance" to **"Teleperformance"**,
- the **harmonization of the articles of incorporation** pursuant to the new legal provisions as a result of the Decree dated June 24th, 2004 and the Breton Law dated July 26th, 2005,
- to postpone the **exercise date for the options** granted on June 25th, 2001 for **one year**, i.e. until June 25th, 2007,
- **renewed authorizations** to issue securities with **preferential rights of subscription**.

And finally, this evening **Teleperformance announces their plan to use these authorizations** to issue new shares enabling the Group to **call for capital up to € 250 million approximately** (issue premium included) in the near future, depending on the market conditions.

Jacques BERREBI declares that "*the purpose of this call for capital will be to finance the* ***development program*** *of the Teleperformance Group in 2006-2007, both in terms of* ***external and internal growth, in Europe as well as in the rest of the world.***"

About the SR.Teleperformance Group:

SR.Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the SR.Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **45,600 computerized workstations, with more than 60,000 employees (Full-Time Equivalents) across 267 contact centers (including 102 contact centers directly managed in clients' premises) in 41 countries**, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

SR.Teleperformance Contacts: (info@teleperf.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 28

Teleperformance's Observation Time Before Capital Increase

Paris, June 9th, 2006 – Considering the **current financial market conditions,** the **Teleperformance Group** decided to allow **observation time** before **increasing its capital**, in order to take advantage of the **best opportunity** for its **internal growth transactions** and its **acquisition policy.**

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **46,000 computerized workstations, with more than 60,000 employees (Full-Time Equivalents) across 268 contact centers (including 102 contact centers directly managed in clients' premises) in 41 countries**, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

Teleperformance Contacts: (info@teleperf.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board	+33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations	+33-1.46.67.63.44
	+33-6.07.15.05.43

EXHIBIT 29

Teleperformance Meets With Philippines President Arroyo – Announces Expansion Plans in Bacolod

Paris, June 12th, 2006 - **Teleperformance**, a global leader in contact center management – a public company listed at Euronext, ticker symbol FR 0000051807 – Company executives met with Philippines President Gloria Macapagal Arroyo and other Government officials on Friday, April 28th and today announced phased expansion plans to double U.S. offshore capacities within the country starting with a new state-of-the-art contact center facility in Bacolod City. Bacolod is located in the Negros Occidental Province of the Visayas Region. Teleperformance currently operates 2 contact center facilities in Metro-Manila comprised of approximately 2,200 workstations and over 3,400 total employees.

The new Bacolod facility will be implemented in August 2006 and is expected to grow to approximately 600 workstations and 900 employees within its first year of operation.

President Gloria Macapagal Arroyo commented: "*Teleperformance is one of the most established and most respected contact center outsourcing companies in the Philippines. I believe I speak for all of us when I say we are delighted that, after an extensive evaluation process, a global industry leader of this caliber has made the wise decision to significantly expand operations in our country. Their decision is a direct reflection of the quality of our people, our infrastructure and our positive business climate.*"

Mayor Bing Leonardia, Bacolod City, added: "*The decision by Teleperformance to launch operations in Bacolod underscores the great strengths of our community. This is truly a win-win situation. We provide Teleperformance a wonderful expansion location with many unique advantages to successfully serve their customers.......the world's largest companies. Bacolod City gets hundreds of excellent new job opportunities with an exceptional and financially strong global enterprise.*"

Dominic Dato, CEO of Teleperformance USA said: "*We are very happy to officially announce our Philippines expansion plans starting with the new Bacolod facility. Teleperformance has had tremendous and sustained success serving our U.S. client base in our Metro-Manila operations and we also intend to continue our growth there. We have already previewed our Bacolod facility plans with several key clients and they absolutely love the location, demographics and overall amenities. We have operations in over 40 countries and we are not biased on where we place facilities. It all comes down to delivering the highest value to our clients. Teleperformance has been and continues to be committed to the Philippines based on tangible and significant client benefits and results.*"

David Rizzo, Teleperformance General Manager – Philippines, stated: "*In addition, of course, to her Excellency, Mrs. President Gloria Macapagal Arroyo and Mr. Mayor Bing Leonardia, we want to especially thank Mr. Mayor Diding Gamboa of E.B. Magalona, Mr. Vice Mayor Francis J. Jalandoni of Silay City, and Councilor Jocelle Batapa-Sigue, head of the Bacolod City IT Focus team for all of their wonderful insight, help and support in reaching this decision. It's a great day for Bacolod and Teleperformance. We could not have reached this point without the outstanding cooperation we received from all of these esteemed and distinguished representatives.*"



Dave Rizzo (left), Teleperformance General Manager- Philippines recently met with Philippines President Gloria Macapagal Arroyo to discuss significant expansion plans within the country.

Daniel Julien, Chairman of the Supervisory Board of Teleperformance commented: "*The Philippines is a wonderful place for U.S. offshore services. Our commitment to the country started almost a decade ago when we opened Teleperformance Philippines. We now employ more than 3,000 full-time equivalents. The Pilipino people are smart, nice and well educated so it's a pleasure to work with such a quality workforce. We plan to double our capacities here in the next two or three years and Bacolod has been selected to be one of our main hubs besides Metro-Manila. Mr. Mayor Bing Leonardia, his entire team and the Presidents of the local Universities have been very proactive. We also feel blessed and extremely honored for the visit and support of her Excellency, Mrs. President Gloria Macapagal Arroyo. The work force is great and we are sure that Bacolod is going to become the tech support paradise for our agents and clients.*"

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **46,000 computerized workstations, with more than 60,000 employees (Full-Time Equivalents) across 268 contact centers (including 102 contact centers directly managed in clients' premises) in 41 countries**, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

Teleperformance Contacts: (info@teleperf.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board	+33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations	+33-1.46.67.63.44
	+33-6.07.15.05.43

EXHIBIT 30

TELEPERFORMANCE SETS UP IN HUNGARY

Paris, June 21st, 2006 – **Teleperformance,** the World's #2 Leader in Contact Center Management, announced today **the acquisition** of 70% of the share capital of **Photel Inc.**, one of the outsourced contact center leaders on the **Hungarian market**.

Founded by Mr. Zsolt Lakatos in 2002, **Photel** developed its call center activities on the Hungarian market, strictly complying with the international standards. The company mainly provides its clients with **a wide range of outsourced CRM and contact center services**, such as customer acquisition, customer service and technical assistance.

Photel, who now generates approximately 80% of its revenues from Inbound business and 20% from Outbound business, is based in Budapest and operates **nearly 100 workstations**. The existing clients, both national and international companies, mainly come from developing sectors: Finance & Insurance, Automotive, Transport, Media, IT & Telecom.
Photel operates on the local market and also runs multilingual offshore operations (mainly in Balkan and Slavic languages).

Christophe Allard, Chairman of the Teleperformance Board of Directors said: "*We, Jacques Berrebi, Daniel Julien and myself, are really happy about this acquisition as it is perfectly in line with the development strategy of the Group in the Eastern Countries. We can now provide our clients with the same level of quality and performance in the region as in any other region in the world through our local subsidiaries: Russia, Poland, Slovakia, the Czech Republic and Hungary. For our Group, this regional market represents a very significant growth potential and a useful multilingual platform for our existing and future international accounts.*"

Zsolt Lakatos, CEO of Photel Inc., added: "*Photel is a young Company but already one of the market Leaders in the outsourced contact center business. The whole management is very pleased to join Teleperformance Group as we will benefit from its 30-year international experience and know-how, which will reinforce our position on the Hungarian market. I am deeply convinced that the combination of Teleperformance's experience and methods with our local market knowledge, as well as the dynamism of our youth will increase our contribution to the performance of our clients on the Hungarian market.*"

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates **46,000 computerized workstations, with more than 60,000 employees (Full-Time Equivalents) across 268 contact centers (including 102 contact centers directly managed in clients' premises) in 41 countries**, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

Teleperformance Contacts: (info@teleperf.com)

Michel **PESCHARD**, Corporate Secretary, Member of the Board +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 31

TELEPERFORMANCE

A LIMITED COMPANY WITH A MANAGING BOARD AND A SUPERVISORY BOARD
WITH REGISTERED CAPITAL OF €88,281,040
REGISTERED OFFICE: 6-8, RUE FIRMIN GILLOT – 75015 PARIS
REGISTERED AT THE COMMERCIAL REGISTRY OF PARIS UNDER N° B 301 292 702

INFORMATION NOTICE

GRANT OF ORDINARY SHARES TO SOME EMPLOYEES AND OFFICERS UNDER BONUS SHARE AWARDS

Description of the transaction

The transaction consists on a conditional award of bonus shares to be issued in favor of persons designated by the Managing Board, who are employees and corporate officers of TELEPERFORMANCE (the "Company") and certain related French and foreign subsidiaries. The ultimate grant of shares is subject to various conditions laid down by the Company's Managing Board and will occur at the end of a two-year vesting period. Such bonus share award was decided by the Managing Board on the 2nd of August 2006, as approved by the Ordinary and Extraordinary Shareholders Meeting held on the 1st of June 2006, pursuant to its thirtieth resolution, subject to a limit equal to 2.30% of the share capital as of 1st of June 2006.

Number of shares to be awarded

A total of 776,600 bonus shares, with a par value of 2.50 euros each, has been awarded, pursuant to a decision of the Managing Board dated 2nd of August 2006, free of charge to the Awardees (subject to any required adjustments), which represents an award of 776,600 new shares to be issued, corresponding to 2.20% of the Company's share capital as of the 1st of June 2006.

Purpose of the bonus share awards

The bonus share award is intended to reward Awardees for their contribution to the TELEPERFORMANCE group's development and to allow them to participate in the Company's future performances via the evolution in the value of its shares.

Listing of the bonus share awards

The bonus share awards will be subject to an application for listing on Eurolist by Euronext Paris.

Type and Class of shares to be awarded

The share awards will consist on the Company's ordinary stock, all being of the same class as the existing shares that currently comprise the share capital.

Rights attaching to the bonus share awards

The bonus shares' record date shall be the 1st day of the fiscal year during which they are issued, and they will carry entitlement to any dividend payments made the following year in respect of such fiscal year.

The bonus shares will have the same interests, rights and privileges, and will be entitled to the same treatment, as existing shares as from the date on which a dividend payment is made in respect of the fiscal year preceding that in which they were issued. However, if no such dividend payment is made, the bonus shares shall enjoy such interests, rights, privileges and treatment subsequent to the annual shareholders meeting called to approve the financial statements for such fiscal year.

Upon their creation, said bonus share awards shall be subject to all of the provisions of the by-laws.

Accordingly, each new share will carry equal entitlement to participate in the company's assets, as well as in any profits and liquidating dividends, proportionately for the portion of the Company's share capital it represents, taking into account any amounts redeemed and unredeemed, or partially or fully paid up, as the case may be, as well as any rights appurtenant to different classes of shares.

Share Issue under the Bonus Share Awards

The shares arising under the bonus share awards shall be issued by the Company at the end of a two-year vesting period.

Required Holding Period applicable to share grants

Once granted, shares shall be non-transferable, non-assignable and non-tradeable for a period of two years.

Shares to be held in registered form

The shares granted to Awardees must be kept in registered form during the required holding period.

The shares must be recorded in share ledgers or share registers as prescribed by all applicable statutes, laws and regulations in force.

Restrictions vis-à-vis the United States

The Company intends to structure the grant of the bonus share awards in a way to benefit from an exemption provided under the U.S. Securities Act of 1933, as amended (hereinafter the "U.S. Securities Act") and as a result, the bonus share awards have not been registered under the U.S. Securities Act.

Contacts

General, economic and financial information on the group is available at the website www.srteleperformance.com.

Pursuant to Articles 4 1. e) and 4 2. f) of the European Directive 2003/71/CE of the European Parliament and the Council, of 4 November 2003, and Articles 212-4 5° and 212-5 6° of the General Regulation of the Financial Markets Authority, the bonus share award that is the subject matter of this notice is exempt from the obligation to publish a prospectus.

* * *

EXHIBIT 32

TELEPERFORMANCE Increased its Revenues during 1st Semester 2006:

- **+21.9%, based on published data**
- **+13.3%, on a comparable basis***

* excluding foreign exchange and scope of consolidation effects

Paris, August 9th, 2006 – The Teleperformance Group's consolidated revenues in the **1st semester 2006** amounted to **€ 696.2 million**, versus € 570.9 million during the same period last year, i.e., an increase of **+21.9%, based on published data**.
Excluding foreign exchange and scope of consolidation effects, the Group recorded an **organic growth of +13.3% in the 1st semester 2006**, versus +12.0% during the same period in 2005.

> Teleperformance's consolidated revenues in the **2nd quarter 2006** amounted to **€ 362.5 million**, representing an **increase of +15.3%, based on published data.**
> **After deduction of the foreign exchange and scope of consolidation effects**, the Group recorded an **organic growth of +10.2% in the 2nd quarter.**

Distribution per region

(in Millions of Euros)	1st Semester 2006	1st Semester 2005	Growth (in %)	
			Based on published data	On a comparable basis**
Europe	331.8	284.5	+16.6	+15.2
NAFTA*	281.1	228.0	+23.3	+9.7
Other	83.3	58.4	+42.5	+19.5
Total	**696.2**	**570.9**	**+21.9**	**+13.3**

* North America and Mexico
** Excluding foreign exchange and scope of consolidation effects

Distribution per activity

Inbound activities represented **66%** of the Teleperformance Group's revenues in the 1st semester 2006, versus 62% in the 1st semester 2005.

(in %)	1st Semester 2006	1st Semester 2005
Inbound	66	62
Outbound	28	32
Other	6	6
Total	100	100

The positive effect of exchange rates on the 1st semester 2006 amounted to **€ 30.3 million** and mainly resulted from the rise of the U.S. Dollar and the Brazilian Real against the Euro.
The scope of consolidation effect represented a net impact of **€ 16.5 million**. After adjusting the scope of consolidation effect, the Group's revenues, on a comparable basis, amounted to € 587.5 million in the 1st semester 2005.

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands**, such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: € 1 = US$ 1.24).

The Group operates about **46,000 computerized workstations, with more than 60,000 employees (Full-Time Equivalents) across 269 contact centers (including 102 contact centers directly managed in clients' premises) in 42 countries**, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, please visit: www.srteleperformance.com

Teleperformance Contacts: **(info@teleperf.com)**

Michel **PESCHARD**, Corporate Secretary, Member of the Board	+33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations	+33-1.46.67.63.44
	+33-6.07.15.05.43

EXHIBIT 33

- **1ST SEMESTER 2006: RESULTS EXCEEDED OBJECTIVES**

REVENUES:	**€ 696.4 million, +22%**
NET INCOME, GROUP SHARE(*) :	**€ 34.7 million, +43%**

- **YEAR 2006: THE OBJECTIVES ANNOUNCED LAST MAY ARE CONFIRMED**

(*) before profit from discontinued operations

Paris, September 25th, 2006 – The Teleperformance Supervisory Board met on September 25th, 2006 and examined **the consolidated accounts for the 1st semester 2006**, which highlighted the **following results:**

- **Revenues, based on published data, were € 696.4 million** versus € 570.9 million at June 30th 2005, **increasing by nearly 22%. On a comparable basis** (excluding foreign exchange and scope of consolidation effects), the Group's revenues **increased by 13.3%;**

- **Income from operations** amounted to **€ 63.9 million**, versus **€ 47.3 million** at June 30th, 2005, an increase of **35%. The operating margin rate also strongly increased** and reached **9.2%** versus **8.3%** at June 30th, 2005;

- **Net Income before profit from discontinued operations, Group Share, amounted to € 34.7 million,** versus € 24.3 million at June 30th, 2005, representing an **increase of +43%.**

- **Net Cash Flow from operating activities** amounted to **€ 58.8 million** versus € 35.5 million at June 30th, 2005, an increase of **+66%.**

The main elements of the income statement are:

Summary of Consolidated Accounts (in Millions of Euros)	30/06/2006	30/06/2005	31/12/2005
Revenues	**696.4**	**570.9**	**1,195.9**
EBITDA	91.1	72.6	158.6
Rate	13.1%	12.7%	13.3%
Income from operations	**63.9**	**27.1**	**106.1**
Operating Margin	9.2%	8.3%	8.9%
Financial Result	-8.1	-5.0	-12.2
Tax Expenses	-19.9	-17.7	-33.1
Net Income Before Discontinued Operations	**35.9**	**24.6**	**60.8**
Including Group Share	34.7	23.3	57.2
Net Profit from Discontinued Operations		1.5	1.5
Net Income	**35.9**	**26.1**	**62.3**
Including Group Share	34.7	24.3	58.2

The Teleperformance Group's financial structure was modified as follows:

Consolidated Financial Structure (in Millions of Euros)	30/06/06	30/06/05	31/12/05
Net Cash Flow from Operating Activities	**58.8**	**35.5**	**120.5**
Net Capital Expenditures (CAPEX)	-30.7	-18.1	-17.8
Free Cash Flow(*)	**28.1**	**17.4**	**102.7**
Net Financial Investments (Equity Shares)	-6.8	+1.8	-10.0
Total Consolidated Shareholders' Equity	447.4	368.3	440.7
Consolidated Shareholders' Equity, Group Share	434.2	355.8	426.7
Net Financial Debt	**181.9**	**158.5**	**178.6**

(*) Free Cash Flow: Net Cash Flow from operating activities after deducting capital expenditures

I. - 1ST SEMESTER 2006 ACTIVITY

The 1st semester 2006 consolidated revenues, **based on published data**, were **€ 696.4 million** versus € 570.9 million in 2005, increasing by **nearly 22%.**

After deduction of the foreign exchange and scope of consolidation effects, the Group's consolidated revenues, **on a comparable basis, increased by 13.3%** over the first six months of the current financial year, instead of 12% in 2005.

Inbound activities represented 66% of the Teleperformance Group's revenues in the 1st semester 2006, versus 62% in the 1st semester 2005, increasing by 4%.

The positive effect of exchange rates on the 1st semester 2006 corresponded to € 30.3 million and mainly resulted from the rise of the U.S. Dollar and the Brazilian Real against the average rate applied in the 1st semester 2005.

The scope of consolidation effect represented a net positive impact of € 16.5 million. After adjusting the scope of consolidation effect, the Group's revenues, on a comparable basis, amounted to € 587.5 million in the 1st semester 2005.
The scope of consolidation effect mainly results from external growth transactions completed in the following regions:
NAFTA: MCCI (Canada) – end of December 2005
Europe: Techmar (Belgium) - end of September 2005 – and Direct Star (Russia) – January 2006
Moreover, last May the Group sold Akoa, a company specializing in sales promotion (Marketing Services).

The evolution of revenues per region can be shown as follows:

(in %)	30/06/06	30/06/05
Europe	47.5	49.8
NAFTA	40.8	40.0
Other	11.7	10.2
Total	100	100

Profitability

Income from Operations amounted to **€ 63.9 million** in the 1st semester 2006, versus € 47.3 million in the 1st semester 2005, an increase of **35%**.
The operating margin rate(*) was 9.2% versus 8.3% in the 1st semester 2005. This figure includes € 0.9 million of income generated by the residual investments sold in the Marketing Services Division. In addition, the 2005 operating margin was also impacted by the € 2.5 million impairment loss applied to the residual goodwill related to the U.S. subsidiary Noble Systems.

The **EBITDA** amounted to **€ 91.1 million**, versus € 72.6 million in the 1st semester 2005, representing **13.1% of the revenues,** versus **12.7% at June 30th 2005** and 13.3% at December 31st 2005.

(*) Income from operations / Revenues ratio

Net financial expenses increased by € 3.1 million, amounting to **€ 8.1 million** versus € 5.0 million at June 30th, 2005.
They may be split as follows:

(in € '000)	30/06/06	30/06/05
IAS 32/39 impact	-2.5	-1.6
Foreign Exchange effect	-0.1	+0.8
Financial Interests (net)	-5.5	-4.2
Total Net Financial Expenses	-8.1	-5.0

The impact of the IAS 32/39 implementation corresponded to a financial expense of € 2.5 million in the 1st semester 2006, versus € 1.6 million in 2005.
Commitments to minority shareholders were not assessed as they were in the accounts at June 30th, 2005. The impact of this new approach, which is similar to the approach adopted in the 2005 annual accounts, was a € 0.9 million increase in the Group's financial expenses.

The corporate tax amounted to **€ 19.9 million**, versus € 17.8 million in the 1st semester 2005.
The average tax rate amounted to 35.6% versus 42.0% at June 30th and 35.3% at December 31st 2005.
This rate was impacted by the consolidation adjustments related to the IFRS implementation (stock options, OCEANE, interest rate swap, financial expenses related to minority interest purchase commitments, impairment loss), which are not liable to deferred tax allowances.
After these adjustments, the average tax rate amounted to 33.9% versus 38.3% at June 30th, 2005 and 33.7% at December 31st, 2005.

The Group's net income, before profit from discontinued operations or operations to be sold, amounted to € 35.9 million, versus € 24.6 million in the 1st semester 2005.
As Group Share, it amounted to € 34.7 million versus € 23.3 million in the 1st semester 2005, **increasing by +48%.**

To be noted that no income from discontinued operations or operations to be sold was recognized during the 1st semester 2006. Net profit from discontinued operations or operations to be sold amounted to € 1.5 million at June 30th, 2005, including € 1 million as Group Share.

As a consequence, the net income over the first six months of the year amounted to €35.9 million, including € 34.7 million as Group Share, versus € 24.3 million, a **43% increase.**

II. - FINANCIAL STRUCTURE AT JUNE 30TH 2006

Total consolidated shareholders' equity represented **€ 447.4 million**, including **€ 434.2 million as Group Share**.

The Group's **Free Cash Flow** increased by 27% during the 1st semester 2006, amounting to **€ 68.2 million** versus € 53.6 million at June 30th, 2005.

Considering the variation of working capital requirements, the Net Cash Flow generated by operating activities amounted to **€ 58.8 million** versus € 35.5 million at June 30th, 2005, increasing by **66%**.

The Group's net financial indebtedness (in Millions of Euros) was split as follows:

	June 30th, 2006	Dec. 31st, 2005
Debts related to minority interest purchase commitments	51.3	56.4
OCEANE (convertible bond)	156.2	157.4
Other Financial Debts	118.3	116.8
Bank Credits	41.3	45.9
Total Financial Liabilities	**367.1**	**376.5**
Cash Assets and Equivalents	-185.2	-197.9
Total Net Financial Indebtedness	**181.9**	**178.6**

The evolution of the Group's net financial indebtedness (in Millions of Euros) was as follows:

Net Financial Indebtedness at January 1st 2006	**178.6**
Free Cash Flow(*)	-28.1
Net impact from the scope of consolidation effects	+7.8
Dividends Paid	+14.5
Impact of the IFRS	+2.2
New capital lease agreements	+4.8
Other	+2.1
Net Financial Indebtedness at June 30th 2006	**181.9**

(*) Free Cash Flow: Net Cash Flow from operating activities after deducting capital expenditures

III - OUTLOOK

The results achieved during the first semester 2006, as well as the business outlook for the second semester, are in line with the annual objectives that were announced last May. Therefore, the Teleperformance Group management team has confirmed its 2006 annual objectives, i.e., revenues included between € 1,350 and 1,400 million and a net income, Group Share, included between € 68 and 70 million.

This figure does not take into account the impact (pursuant to the IFRS) related to the free stock option plan introduced by the Shareholders' General Meeting on June 1st, 2006 and implemented by the Board of Directors on August 2nd, 2006. This expense will represent € 4.6 million in the Group's 2006 financial statements.

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: € 1 = US$ 1.24).

The Group operates nearly **46,000 computerized workstations with more than 60,000 employees (Full-Time Equivalents) across 269 contact centers (including 102 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, visit: www.srteleperformance.com

Teleperformance Contacts: (info@teleperf.com)

Michel **PESCHARD**, Corporate Secretary, Board Member +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 34

PRESS INFORMATION

Customer Operations Performance Center Inc.
For COPC Inc. information, contact
Catherine Nowocien, 716-835-5041
copc@graytoncompany.com

Teleperformance
For Teleperformance information, contact
Bob French, 416-922-1958
bfrench@teleperformance.ca

FOR IMMEDIATE RELEASE
October 2006

Teleperformance Canadian Corporate Centre Achieves Certification to the COPC-2000® CSP Standard Release 4.0

Toronto, ON and Williamsville, NY – Teleperformance and Customer Operations Performance Center Inc. (COPC Inc.) today announced that Teleperformance's Canadian Corporate Centre, Inbound Customer Contact Centre Services, has been certified to the COPC-2000® CSP Standard Release 4.0.

Teleperformance's Canadian Corporate Centre provides a wide range of CRM services and is part of Teleperformance's broad global network of contact centers, delivering service from 42 countries and 46,000 workstations.

The COPC-2000® CSP Standard has been proven in more than 1,000 in-depth operational field assessments to provide management with information needed to drive sustained improvement in operational performance. With its first public release in 1996, it is the first and only certification process designed specifically for global contact centers, mandating consistent quality, process improvement, and high performance measured against a rigorous set of standards. As a world-class benchmark of productivity, efficiency and cost-effectiveness for customer contact operations, it ensures contact center excellence worldwide.

Benefits realized as a result of the certification process at Teleperformance's Canadian Corporate Centre have been recorded in a number of key areas, including cost, quality, and service.

- 42% increase in sales conversion
- 59% decrease in attrition
- 30% increase in end user satisfaction
- 8.4% increase in efficiency
- 7% decrease in absenteeism

"As a leader in providing CRM services here in Canada and around the world we are committed to delivering world-class performance and customer satisfaction for our clients," said Erifili Morfidis, Canadian President and CEO, Teleperformance. "As part of our global initiative to pursue COPC® certification I am delighted that our Corporate Center in Toronto has achieved this milestone. Implementing the COPC® Performance Management System helps us to improve our performance in many areas and we view this certification as a guarantee to our clients of quality service and efficiency. We are particularly pleased with the increase in both sales conversion and customer satisfaction that has resulted from COPC® certification reinforcing our ability to optimize the value of our client's customer relationships."

PRESS INFORMATION

About the Teleperformance Group

Teleperformance (Euronext: FR 0000051807), the world's #2 provider of outsourced CRM and contact center services, operates under various brands, such as Teleperformance for customer acquisition, customer service and customer growth programs, as well as TechCity Solutions and Cash Performance respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: € 1 = US$ 1.24). The Group operates about 46,000 computerized workstations, with more than 60,000 employees (Full-Time Equivalents) across 269 contact centers (including 102 contact centers directly managed in clients' premises) in 42 countries, and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

About COPC Inc.

Customer Operations Performance Center Inc. (COPC Inc.) is the world's leading authority on operations management and performance improvement for buyers and providers of customer contact center and business process outsourcing (BPO) services. The COPC® Performance Management System includes site certification programs, operational management training, Six Sigma in Contact Centers, performance improvement consulting, and vendor sourcing and management services.

Since 1996, COPC Inc. has helped organizations in 35 countries drive results averaging two to five times Return on Investment (ROI) with a payback of less than one year. These results are achieved by leveraging the COPC® Family of Standards, the industry's first performance management and certification system which, today, remains the most rigorous and only high performance set of global best practices and performance metrics that simultaneously increase customer satisfaction and profitability.

Global clients include Accenture, Apple, BT Group, Bertelsmann Arvato, Blue Cross Blue Shield, Cable & Wireless, Citigroup, Convergys, Genpact, HP, Lenovo, Microsoft, NTT, Sony, Telefónica, Telstra, and Wipro.

####

EXHIBIT 35

Teleperformance Announces "Citizen of the World" Charitable Commitment

Miami Beach October 2, 2006 - **Teleperformance**, a global leader in contact center management – a public company listed at Euronext, ticker symbol FR 0000051807 – announced **an expansive charitable initiative to aid infants and children in multiple countries around the world.**

The charitable initiative is called "Citizen of the World" and includes the funding of abandoned baby shelters, food and medical provisioning, computer and book donations to impoverished schools and toys for poor children during holiday seasons. A global crisis fund for world-wide emergencies is also being established. The initial effort will be focused on 16 countries in the Americas and Asia where Teleperformance has a physical presence to maximize company volunteers and donations to support the effort. The initial commitment is estimated to exceed $1 million ($USD) in cash and donations-in-kind for 2007.

Daniel Julien, Founder and Chairman of the Supervisory Board of Teleperformance formally announced the commitment at the recent **Clinton Global Initiative (CGI)** in New York where he was a member on global health issues. The CGI is a non-political global summit of selected government and business leaders to address the world's biggest issues.

Mr. Julien also announced the selection of **Feed The Children (FTC),** as the company's primary charitable partner based on their well established and respected relief work with infants and children in over 100 countries. FTC will work with other local charitable partners Teleperformance currently supports on a country-by-country basis.

Daniel Julien, Chairman of the Teleperformance Supervisory Board said: " *There is so much need in the world and it was wonderful to see so many CGI participants in a position of means and influence unite together to attack some of our biggest challenges on a completely non-political and non-commercial basis. Everyone was action oriented and many incredible, tangible commitments were made. We are going to do our part in helping as many innocent infants and children as we can by making sure they get to thrive, learn and have a little joy. .It's the right thing to do".*

Regarding the selection of Feed The Children as a key charitable partner he added;

"I have the highest confidence in choosing FTC as our lead charitable partner. While they are a registered U.S. not-for-profit charity, they have superb world-wide experience and reach to maximize our impact. A big factor is FTC provides relief on a completely non-political and non-denominational basis and it was important to us that our partner renders aid when and where it is needed most".

Larry Jones, Founder and President of Feed The Children commented: *"I could not think of a better or more timely commitment. While people are reading this literally hundreds of babies and children are dying of neglect, starvation and disease all over the world. We are looking forward to working with Daniel Julien and his team to bring as much aid as we can as soon as we can and to as many of these innocent victims as we can. All of us here at FTC also want to extend our heartfelt thanks to the many thousands of Teleperformance people around the globe who are part of this great effort."*

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved € 1,196 million revenues (US$ 1,485 million - exchange rate: € 1 = US$ 1.24).

The Group operates nearly **46,000 computerized workstations with more than 60,000 employees (Full-Time Equivalents) across 269 contact centers (including 102 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, visit: www.srteleperformance.com

Teleperformance Contacts: (mark@tpgroupinc.com)

Mark A. **PFEIFFER**, *Senior* Group Vice President (USA) 786.437.3301

About the Clinton Global Initiative:

Firstly, the Clinton Global Initiative identifies a small number of the most serious issues affecting the world today: how to reduce poverty, how to reconcile religious and ethnic conflicts, how to meet increasing energy needs while addressing climate change and how to improve global health.

Then, the Initiative brings together some of the world's best minds and most distinguished problem solvers to identify immediate, practical solutions. For three days in September, our members take part in plenary discussions where they debate and determine the best ways to take action.

At the end of the conference, each member is then asked to make a commitment which is original, specific, and measurable. Last year this meeting generated more than $2.5 billion in commitments that are already improving countless lives.

For more information, visit: www.clintonglobalinitiative.org

About Feed the Children:

Founded in 1979 by Larry and Frances Jones, Feed The Children is one of the largest international charities in the U.S., based on private, non-government support. The mission of Feed The Children is to deliver food, medicine, clothing and other necessities to families who lack these essentials due to famine, war, poverty or natural disaster. In FY 2005, Feed The Children shipped more than 183 million pounds of food and other essentials to children and their families in all 50 states and internationally, supplementing more than 1,463,065 meals each day. Since its founding, the organization has reached out to help those in need in 118 countries around the globe.

For more information, visit www.feedthechildren.org.

EXHIBIT 36

TELEPERFORMANCE

A société anonyme with a Management Board and a Supervisory Board
with registered capital of 88,306,115 euros
Registered office : 6-8 rue Firmin Gillot 75015 Paris
Listed with the Commercial Registry of Paris under registration number 301 292 702

Paris, 30 October 2006

PRESS RELEASE

This press release may not be distributed in Italy, the United States, Canada, Japan, or Australia

SUCCESS OF THE RIGHTS ISSUE: TELEPERFORMANCE RAISES 259 MILLION EUROS FOR FINANCING ITS DEVELOPMENT PROGRAMME FOR 2006-2007

The share capital increase with preferential subscription rights launched by TELEPERFORMANCE, the world's second largest call-centre operator, on October 5 was successfully completed. The final gross proceeds amount to EUR 259,031,256 and 11,774,148 new shares (with dividend entitlement in respect of the year commencing 1 January 2006) will be issued.

Total demand amounted to about EUR 874 million, i.e. a subscription rate of 337%. 11,509,998 new shares were subscribed through the exercise of rights on a non-reducible basis, i.e. 97.8% of the total number of new shares. Orders for 28,213,471 shares subscribed on a reducible basis will as a result only be satisfied in part, i.e. for 264,150 new shares.

Delivery of the new shares is expected to occur on November 3, 2006. New shares of EUR 2,50 nominal value will start trading on Eurolist by Euronext Paris on November 3, 2006 on the same line of trading as the existing shares. Upon completion, TELEPERFORMANCE's share capital will consist of 47,096,594 shares.

The new conversion/exchange ratio of the outstanding Bonds convertible and/or exchangeable for new or existing TELEPERFORMANCE shares (OCEANEs 3.25% 2008) will be adjusted from 1 share to 1.064 share for 1 OCEANE.

TELEPERFORMANCE thanks all of its shareholders for their support. The funds raised will provide financing for development programme for 2006-2007 by external and internal growth, in Europe and the rest of the world.

The approved Prospectus bearing visa number 06-341 dated 5 October 2006 issued by the French market authority, the "*Autorité des marchés financiers*" (the "AMF") is available at no cost from TELEPERFORMANCE's corporate headquarters. The Prospectus may also be viewed on TELEPERFORMANCE's website (www.srteleperformance.com) and the AMF website (www.amf-france.org).

The Prospectus is comprised of the *document de référence* filed with the AMF on 2 May 2006 under number D.06-0352, the *actualisation du document de reference* filed with the AMF on 28 September 2006 under number D.06-0352–A01 and a securities note including a summary of the Prospectus.

TELEPERFORMANCE draws the public's attention to the sections relating to risks factors, which appear in the Prospectus approved by the AMF.

Public Information

Information relating to the terms of the capital increase can be obtained on TELEPERFORMANCE's website at www.srteleperformance.com

Investor contacts:

Michel Peschard
6-8, rue Firmin Gillot
75015 Paris
Tel: +33 1 55 76 40 80
E–mail: m.peschard@teleperf.com

Corinne Gauch
6-8, rue Firmin Gillot
75015 Paris
Tel: +33 1 55 76 40 80
E–mail: c.gauch@teleperf.com

Disclaimer

This press release is not for publication, transmission, or distribution, directly or indirectly, in or into the United States nor any country other than France.

This press release and the information contained herein do not constitute an offer to sell securities or the solicitation of an offer to purchase securities in the United States or any other country, nor is any offer or sale of securities being made or proposed in any jurisdiction in which such offer or sale would be unlawful. The shares and the preferential subscription rights of TELEPERFORMANCE mentioned in this press release cannot be sold in the United States (as this term is defined by Regulations S of the United States Securities Act of 1933, as amended (the "Securities Act") without a registration or exemption from registration under the US Securities Act of 1933. No registration of all or part of the offer mentioned in this press release will be performed in the United States, nor will any public offer of shares or preferential subscription rights be carried out in the United States.

*This press release is intended solely for persons who (a) have professional experience in investment matters ("Investment Professionals") within the meaning of Article 19 (1) of the Financial Services and Markets Art. 2000 (Financial Promotion) Order 2005 (the "**Order**") or (b) are "high net worth entities" or all other persons to whom the Offering Document can be legally communicated falling within the ambit of Article 49(1) of the Order (hereinafter "Qualified Persons"). This press release and its contents are intended only for Qualified Persons and must not be used or relied upon by any person who is not a Qualified Person. Persons intending to distribute this document should first verify that such distribution does not violate any legal or statutory requirements.*

EXHIBIT 37

TELEPERFORMANCE strongly increased its revenues over the first 9 months of the year 2006:

- **+19.1% based on published data**
- **+12.8% on a comparable basis***

** excluding foreign exchange and scope of consolidation effects*

Paris, November 8th, 2006 – The Teleperformance Group's consolidated revenues achieved over the first nine months of the year amounted to **€989 million**, versus €830.3 million for the same period last year, i.e., a **+19.1%** increase **based on published data.**
Excluding foreign exchange and scope of consolidation effects, the Group's **organic growth rate** was **+12.8%,** exceeding the +12.3% organic growth rate recorded over the same time period in 2005.

Teleperformance's consolidated revenues in the 3rd **quarter 2006** amounted to **€292.8 million**, representing an **increase of +12.9%, based on published data.**
After deduction of the foreign exchange and scope of consolidation effects, the Group recorded an **organic growth rate of +11.5% in the 3rd quarter.**

These outstanding results will help us fully achieve our annual objectives, which were revised upwards by the Group's management team in May 2006, i.e., revenues included between €1,350 million and €1,400 million.

Distribution per Region

(in Millions of Euros)	At Sept. 30th, 2006	At Sept. 30th, 2005	Growth (in %)	
			Based on published data	On a comparable basis**
Europe	460.0	399.4	+15.2	+14.3
NAFTA*	416.5	345.0	+20.7	+10.6
Other	112.5	85.9	+31.0	+15.0
Total	**989.0**	**830.3**	**+19.1**	**+12.8**

* North America and Mexico
** Excluding foreign exchange and scope of consolidation effects

Distribution per Activity

Inbound activities represented **66%** of the Group's revenues over the first nine months of the year 2006, versus 63% over the 1st semester 2005.

(in %)	At Sept. 30th, 2006	At Sept. 30th, 2005
Inbound	66.0	63.0
Outbound	28.0	32.0
Other	**6.0**	**5.0**
Total	**100.0**	**100.0**

The positive effect of exchange rates over the first nine months of the year 2006 amounted to **€24.6 million** and mainly resulted from the rise of the U.S. Dollar and the Brazilian Real against the Euro.

The scope of consolidation effect represented **a net impact of €24.7 million.** After adjusting the scope of consolidation effect, the Group's revenues, on a comparable basis, amounted to €855.0 million at September 30th, 2005.

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's #2 provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved €1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates nearly **46,000 computerized workstations with more than 60,000 employees (Full-Time Equivalents) across 269 contact centers (including 102 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 51 different languages on behalf of a diversified client base of major international companies.

For more information, visit: www.srteleperformance.com

Teleperformance Contacts: (info@teleperf.com)

Michel **PESCHARD**, Corporate Secretary, Board Member +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 38

Objectives for 2006:

- ✓ **Revenues: +11.5% organic growth**
- ✓ **Net Income, Group Share: +20% increase**
- ✓ **Net Income, Group Share, exceeding €70 million**

Outlook for 2007 (excl. changes in the scope of consolidation):

- ✓ **Revenues: +7.5% increase**
- ✓ **Net Income, Group Share, included between €84 million and €88 million(*)**

(*) before the allocation of free shares, an expense amounting to €11 million

UPDATED OBJECTIVES FOR 2006

Considering our results over the first nine months of this year, as well as the outlook for the 4th quarter, we have decided to update the Group's previous objectives that were announced last May.

The updated objectives highlight the following:

✓ **In terms of business**

With a 2-digit growth rate, revenues are expected to reach **€1,385 million, an increase of +16%, based on published data,** and of **+11.5% on a comparable basis** (excluding foreign exchange and scope of consolidation effects).

Growth	Published Data (€1 = US$1.25)			Organic Growth (€1 = US$1.243)		
(in Millions of Euros)	2006	2005	Increase	2006	2005 Pro Forma	Increase
Europe	651	580.9	+12%	651	580.9	+12%
NAFTA	572	480.2	+19%	567	511.2	+11%
Rest of the World	162	134.8	+20%	149	134.8	+10.5%
Total	**1,385**	**1,195.9**	**+16%**	**1,367**	**1,226.8**	**+11.5%**

Revenues were impacted by the following changes in the scope of consolidation:

-External growth transactions carried out:
-In 2005 – MMCI (NAFTA) and Techmar (Europe)
-In 2006 – Direct Star (Russia) at the beginning of this year, Photel (Hungary) at the end of the 1st semester and LibertyCal / Extratel (Switzerland) at the end of November.

-Sales finalized in 2006: Sales Promotion operations in the Marketing Services Division and Market Research operations in the Group's European contact centers.

✓ **In terms of profitability**

- **Net Income, Group Share,** amounting to **€70 million, increasing by 20%;**
- **Operating Margin** amounting to **€129 million.**

Globally (in millions of Euros)	Year 2006	Year 2005	Increase
Income from operations	**129**	106.1	**+22%**
Margin Rate	9.3%	8.9%	
Net Income, Group Share	**70**	58.2	**+20%**

To be noted that the Group's income from operations **includes** the following two elements:

✓ **A €5.2 million expense** recognized pursuant to IFRS and which corresponded to the benefits granted to the recipients of stock option plans, including **€4.6 million as a result from the free stock option plan implemented in August 2006.**

✓ **Revenues globally amounting to €3.2 million** resulting from the **sales of non-core operations** (Market Research and Sales Promotion operations) located in Europe.

After deducting these two elements, **the operating margin** amounts to **€131 million,** representing a 9.5% margin rate.

✓ **In terms of financial structure**

Considering the capital increase completed on November 3rd, the Group is expected to benefit from a **positive net cash balance of approximately €94 million** at the end of this year.

Net Financial Indebtedness at January 1st, 2006	**-178.6**
Free Cash Flow	+59.0
Changes in the scope of consolidation (net)	-11.0
Dividends paid	-15.0
IFRS impact (IAS 32/39)	-4.9
Other (including capital leases)	-7.5
Total Variation	**+20.6**
Net Financial Indebtedness before Capital Increase	**-158.0**
Capital Increase completed on November 3rd, 2006	+252.0
Net Cash at December 31st, 2006	**+94.0**

In 2006 the Group's business developments could be summarized as follows:

- ✓ We have kept on **developing our Inbound operations,** which will represent **65% of the Group's activities** by the end of 2006, versus 64% in 2005.
- ✓ **Our offer** will focus more and more on **customer care;** this activity increased by 5% and now represents 54% of the Group's activities.
- ✓ Today our **offshore network** represents **21%** of the Group's capacities versus 17.8% in 2005.
- ✓ **International clients** (operating in more than two countries) now represent **almost 50%** of the Group's revenues.

Key highlights for 2006:

- ✓ **Change of legal name into Teleperformance;** the Group fully refocused on its core business;
- ✓ **Launch of strategic "start-up" companies** in Asia-Pacific, Mexico, South America (TP Chile and TP Nearshore) and in France (TP Interactive);
- ✓ Targeted **acquisitions** on new markets (Russia, Hungary) or acquisitions to strengthen our presence in a specific country (leadership in Switzerland); these were completed together with the **consolidation of our existing operations** in the U.S. (TP USA and CallTech merged) and in Germany (All By Phone+Net and TP Germany merged);
- ✓ **Capital increase amounting to an approximate €260 million** was successfully completed on November 3rd, 2006, providing the Group with **the means required to carry out its growth policy.**

> With growth and profitability rates significantly exceeding the market average, **the Teleperformance Group is expected to become the Customer Care market co-leader by the end of 2006, benefiting from a real worldwide network and the most diversified client base.**

OBJECTIVES & STRATEGY FOR 2007

(based on €1 = US$1.25)

The objectives for 2007 are based on:
- ✓ Maintaining **our organic growth rate, exceeding the market average**
- ✓ Stabilizing **our operating profitability around 10%.**

The objectives assume the **conversion of all outstanding bonds** following the Group's decision **to implement at the end of January 2007 the anticipated amortization clause through a redemption plan as set forth in the OCEANE** (provided that market conditions allow).

On a comparable basis, the Teleperformance Group **defined the following objectives for 2007:**
- **Revenues** amounting to **€1,490 million** approximately, **increasing by +7.5%**
- **Operating Margin Rate close to 10%(*)**
- **Net Income, Group Share**, included between **€84 million and €88 million(*).**

(*) before the allocation of free shares, an expense amounting to €11 million in the 2007 accounts

In 2007, we will focus on:

- ✓ **Making the offer more consistent** **in all countries,** especially for **Technical Assistance** and **Debt Collection**
- ✓ **Accelerating the Business Transformation program** **in all strong potential countries**
- ✓ **Constantly expanding** our **Offshore/Nearshore** network
- ✓ **Maintaining an IT investment policy** that is contact center **productivity** **and** **automation-oriented**.

The Teleperformance Group's **strategy in 2007** will also focus on **external growth,** and the initial results of this policy are expected in the 1st semester 2007.

Acquisitions will have to comply with the **following criteria**:

- ✓ **Potential targets** are, except for specific cases, **operations exceeding €/US$100 million revenues**
- ✓ **Germany, UK and U.S.** are still **key regions for development**
- ✓ **Profitability ratios should be in line** with those of the Group
- ✓ **Characteristics of the transaction** should also be **relutive**.

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's co-leading provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved €1,196 million revenues (US$1,485 million - exchange rate: €1 = US$1.24).

The Group operates nearly **56,500 computerized workstations with more than 70,000 employees (Full-Time Equivalents) across 263 contact centers (including 91 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 60 different languages and dialects on behalf of major international companies operating in various industries.

For more information, visit: www.teleperformance.com

Teleperformance Contacts: (info@teleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Board Member	+33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations	+33-1.46.67.63.44
	+33-6.07.15.05.43

EXHIBIT 39

TELEPERFORMANCE has gained Swiss market leadership

Paris, France, November 21st, 2006 – Today, **Teleperformance** announced the acquisition in cash of 68% interest in **Swiss Contact Management Group (SCMG)**, the leader on the Swiss market. Already present in Switzerland with its subsidiary located in Lucerne, **Teleperformance** has now gained the leadership position in the Swiss contact center industry as a result of this new transaction. With this acquisition, the **Teleperformance Group** also strongly strengthens its presence in the German-speaking region.

Operating **2 contact centers** in Wallisellen-Zurich and Basel with **more than 500 workstations, SCMG** achieved over €22 million revenues.

SCMG is a company resulting from the merger in 2002 between **Extratel**, a company founded by Markus Buser in 1999, and **LibertyCall**, created by Roger Meili in 1991. Both of them are considered as pioneers in Customer Relationship Management.

The company provides its clients, mainly major international companies or key players in Switzerland, with **an end-to-end range of customer relationship management and contact center services,** such as customer acquisition, sales support, technical assistance and debt collection in B2C and B2B markets.

SCMG, which Inbound activities represent nearly 80% of its revenues, establishes partnerships with clients operating in high potential markets: Telecommunications, ISP, Financial Services, Retail and Distribution and Public Sector.

Christophe Allard, Chairman of the Teleperformance Board of Directors, said: "*We, Daniel Julien, Jacques Berrebi and myself, are really happy about this acquisition. It is perfectly in line with Teleperformance's development and leadership strategy in the European markets. The acquisition of SCMG fully reflects our willingness to provide our clients with a strong and powerful organization in every country served by the Teleperformance Group. Moreover, Teleperformance has expressed significant interest in the Swiss market considering the strong presence of major international decision-making organizations.*
Considering the excellent relationships we have developed with the management team of SCMG throughout the acquisition process, new growth prospects on the Swiss market may be expected, as well as closer partnerships with key multinational players."

Jean-François Guillot, Central Europe Operations Director and Member of the Teleperformance European Executive Committee, said: "*Combining high value management with a first-class global offer and benchmark client partnerships, SCMG is a very structured, innovative and successful company. Already leader in its market, from now on, they will also be able to benefit from the Teleperformance Group's unique know-how. In addition, with 3 locations in Switzerland (Wallisellen-Zurich, Basel and Lucerne), Teleperformance is now in a position to provide its international clients with the same level of service quality and performance on the Swiss market as anywhere else in the world.*"

Markus Buser, President of Swiss Contact Management Group AG, added: *"Swiss Contact Management Group with its two subsidiaries Extratel AG, Basel and LibertyCall AG, Wallisellen (Zurich) has built a strong position as the market leader in the Swiss contact center industry with outstanding growth rates over the last years. To join the Teleperformance Group with its unique global network is a huge opportunity for our organization and our various multinational clients located in Switzerland. The combination of the Group's international expertise with the local know-how of our management team will boost the continuous success of Swiss Contact Management Group."*

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's co-leading provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved €1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).

The Group operates nearly **56,500 computerized workstations with more than 70,000 employees (Full-Time Equivalents) across 263 contact centers (including 91 contact centers directly managed in clients' premises) in 42 countries**, and conducts programs in more than 60 different languages and dialects on behalf of major international companies operating in various industries.

For further information, visit: www.teleperformance.com

Teleperformance Contacts: (info@teleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Board Member +33-1.55.76.40.80
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 40

Teleperformance we perform

PRESS RELEASE

TELEPERFORMANCE ENTERS INTO A LIQUIDITY AGREEMENT WITH ODDO CORPORATE FINANCE

Paris, France, January 5th, 2007

Teleperformance has mandated Oddo Corporate Finance to implement a liquidity agreement effective on January 8th, 2007 until December 31st, 2007 and subject to tacit renewal for subsequent 12-month periods. This agreement complies with the Code of Conduct established by the AFEI (French Association of Investment Firms) and approved by the AMF (French Financial Market Authority) in its decision dated March 22nd, 2005.

To support the implementation of this agreement, Teleperformance has allocated the following financial means to the liquidity account:

- € 2 million;
- 1,500 shares resulting from a previous share buy-back program.

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's co-leading provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection.

The Group operates nearly **56,500 computerized workstations with more than 70,000 employees (Full-Time Equivalents) across 263 contact centers (including 91 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 60 different languages and dialects on behalf of major international companies operating in various industries.

For more information, visit: www.teleperformance.com

Teleperformance Contact:

Michel **PESCHARD**, Corporate Secretary, Board Member +33-1.55.76.40.80

EXHIBIT 41

Teleperformance

twenty4help

Paris & Montabaur : January 19th 2007

TELEPERFORMANCE: Strategic move on the German Market

Teleperformance SA and United Internet AG have signed a share purchase agreement relating to the acquisition by Teleperformance of 100% of the shares of twenty4help Knowledge Service AG, European leader in Technical support and help desk.

The closing of the transaction will take place in the next coming weeks, as soon as conditions precedent set forth in the share purchase agreement will be fulfilled, especially the closing of 2006 definitive audited accounts and the clearance given by the German antitrust authorities.

twenty4help is the current European leading company in technical support & help desk with a consolidated turnover of more than 100 Millions €. The company operates in many European countries, such as Germany, the Netherlands, UK, Sweden, Spain, Poland and Czech Republic and offers technical support in 22 languages.

At the closing date, the acquisition will be paid in cash by Teleperformance for a consideration of approx 85 Millions €. This operation is the first step of the external growth 2007 plan, pursuant to the successful increase of share capital achieved in November 2006 by Teleperformance.

Christophe Allard, Chairman of the Teleperformance Board of Directors, said: *"We are really happy about this acquisition. It is perfectly on line with Teleperformance's development and leadership strategy worldwide. The acquisition of twenty4help fully reflects our willingness to provide our clients with a strong and powerful organization in every country covered by the Group Teleperformance.*

For many years, Teleperformance has expressed significant interest about the very large potential of the German market. I strongly believe that there was no better choice than twenty4help to strengthen our position in this market.

Considering the excellent relationship we have built throughout the acquisition process with the team of United Internet which will remain a client and a partner, and with the outstanding management of twenty4help, new growth prospects on the German and European market may be expected, as well as closer partnerships with key multinational players.

In addition,for Teleperformance this acquisition together with already existing worldwide activities in technical support & help desk will position ourselves as one of the largest players in this industry sector."

Ralph Dommermuth, CEO of United Internet AG, said: *"We are happy to have gained our preferred partner, Teleperformance, for our subsidiary twenty4help. During talks held together with Corporate Finance experts of BHF-Bank, Frankfurt, Teleperformance proved to be our clear first choice. As the core business of United Internet AG has developed increasingly toward internet-based products, portals and online advertising over the past few years, it was only logical that we sell our outsourcing business to one of the world's leading companies in the field and thus also the right decision with regard to twenty4help's future development."*

Klaus Gumpp, Chief executive officer of twenty4help, added: *"The integration of twenty4help into the organization of CRM specialist Teleperformance represents a milestone for the further growth of the twenty4help group. twenty4help and Teleperformance are ideally matched with respect to both their geographic and product positioning. Their complementary business activities will open up a wide range of growth opportunities benefiting customers and staff – but equally, also the two companies themselves."*

About Teleperformance



Teleperformance (Euronext: FR 0000051807), the **world's co-leading provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2005, the Teleperformance Group achieved €1,196 million revenues (US$ 1,485 million - exchange rate: €1 = US$1.24).
The Group operates nearly **56,500 computerized workstations with more than 70,000 employees (Full-Time Equivalents) across 263 contact centers (including 91 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 60 different languages and dialects on behalf of major international companies operating in various industries.
For further information, visit: www.teleperformance.com

Teleperformance Contacts: (info@teleperformance.com)

Christophe **ALLARD,** Chairman of the Board	+33-1-55.76.40.43
Michel **PESCHARD**, Corporate Secretary, Board Member	+33-1-55.76.40.22
Nadine **DAVESNE**, Press Relations	+33-1-46.67.63.44
	+33-6-07.15.05.43

About UNITED INTERNET: With over 6.1 million customer contracts, United Internet AG is one of Europe's leading Internet Service Providers (ISP). In its "Product" segment, the Group's value-added internet services and fast internet connections are directed at private users, small/home offices (SoHos) and small to mid-size enterprises (SMEs). These groups are served by the brands GMX, WEB.DE and 1&1.
In addition to its "Product" business, the Group is also engaged in "Online Marketing" (via the brands AdLINK, affilinet and Sedo).
For further information please contact: United Internet AG, Marcus Schaps, Elgendorfer Straße 57, D-56410 Montabaur, Phone:+49 (0)2602/96-1076, Fax: +49 (0)2602/96-1013; presse@united-internet.de

EXHIBIT 42

Early redemption of OCEANE 3.25 % bonds issued in December 2003

Paris, France, January 22nd, 2007

In accordance with the issue contract, **TELEPERFORMANCE** advises the bondholders of its **decision to proceed with the early redemption** of OCEANE bonds remaining in circulation, which were the subject of a legal announcement in the "Bulletin des Annonces Légales Obligatoires" (BALO) dated December 5th, 2003 and of an Information Note certified by the "Commission des Opérations de Bourse" (COB) D.03-593-A01 dated November 21st, 2003.

The principal characteristics of the OCEANE convertible bonds are as follows:

- issue of: 7,521,326 bonds
- at a nominal value of: €21.10
- amount of the loan: € 158,699,978.60
- ISIN code: FR0010036954
- date of issue: December 11th, 2003
- interest rate: 3.25%
- number of bonds converted at January 15th, 2007: 209,153
- number of bonds in circulation at January 15th, 2007: 7,312,173.

The **redemption** will be effected at par plus pro rata interest, being a total redemption value of **€ 21.19957 per bond.**

Bondholders will have the **option to convert their bonds into shares up to the latest date of February 14th, 2007** at the rate of **1.064 new shares for 1 bond.**

The new shares resulting from the OCEANE bond conversion will have right of possession effective from January 1st, 2007. They will therefore be subject to separate quotation until the due date of payment in 2007 of the dividend declared for the financial year 2006.

On **February 23rd, 2007, CACEIS Corporate Trust Paris** will proceed with the **repayment of those bonds remaining in circulation on February 15th, 2007**, through Euroclear France.

About the Teleperformance Group:

Teleperformance (Euronext: FR 0000051807), the **world's co-leading provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection.

The Group operates nearly **56,500 computerized workstations with more than 70,000 employees (Full-Time Equivalents) across 263 contact centers (including 91 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 60 different languages and dialects on behalf of major international companies operating in various industries.

For further information, visit: www.teleperformance.com

Michel **PESCHARD**, Corporate Secretary, Board Member +33-1-55.76.40.22

EXHIBIT 43

Teleperformance

2006 Revenues - Organic growth exceeding objectives

- **+15.8% based on published data**
- **+11.8% on a comparable basis***

***Excluding foreign exchange and scope of consolidation effects**

Paris, France, February 7th, 2007

1/ 2006 Revenues

The **Teleperformance Group's 2006 consolidated revenues, based on published data,** were **€ 1,385.2 million** versus € 1,195.9 million in 2005, **increasing by 15.8%.**

> **The Group's growth rate is in line with the objective announced at the end of November 2006,** despite the **unfavorable evolution of exchange rates** in December, involving a negative impact on the **Euro conversion of the revenues invoiced in foreign currencies.** If not considering this impact, Teleperformance would have achieved a 16.2% growth rate.
>
> **The scope of consolidation effect** represented a net positive impact of **€ 33 million,** including € 30.9 million for the NAFTA region.

On a comparable basis (excluding foreign exchange and scope of consolidation effects), the Group's consolidated revenues **increased by 11.8%, exceeding the 11.5% objective announced last November.** The Group's organic growth was distributed equally over the network.

2/ 4th Quarter 2006 Revenues

Based on published data, the **consolidated revenues** achieved by Teleperformance in the **4th quarter 2006** amounted to **€ 396.3 million,** corresponding to **an increase of 8.4%.**

> **The foreign exchange effect** represented a **negative impact of € 13 million** on the revenues achieved in the fourth quarter, mainly resulting from the Euro conversion of the revenues invoiced in **US Dollars and Brazilian Reals.**

Without considering the foreign exchange effect, the consolidated revenues **increased by 12%.**

On a comparable basis (excluding foreign exchange and scope of consolidation effects), the consolidated revenues increased by **9.5%.**

Distribution per Region

(in Millions of Euros)	At December 31st, 2006	At December 31st, 2005	Growth (in %)	
			Published data	On a comparable basis**
Europe	654.9	581.0	+12.7	+12.3
NAFTA*	567.2	480.2	+18.1	+11.1
Other	163.1	134.7	+21.1	+12.1
Total	**1,385.2**	**1,195.9**	**+15.8**	**+11.8**

* North America and Mexico
** Excluding foreign exchange and scope of consolidation effects

Distribution per Activity

The **Inbound** activity increased by 1% compared to 2005 and now stands for **65%** of the revenues versus 64% in 2005.

(in %)	At December 31st, 2006	At December 31st, 2005
Inbound	65.0	64.0
Outbound	29.0	31.0
Other	**6.0**	**5.0**
Total	**100.0**	**100.0**

About Teleperformance



Teleperformance (Euronext: FR 0000051807), the **world's co-leading provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2006, the Teleperformance Group achieved € 1,385 million revenues (US$ 1,824 million - exchange rate at December 31st, 2006: € 1 = US$ 1.317).
The Group operates nearly **56,500 computerized workstations with more than 70,000 employees (Full-Time Equivalents) across 263 contact centers (including 91 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 60 different languages and dialects on behalf of major international companies operating in various industries.

For more information, visit www.teleperformance.com

Teleperformance Contacts: (info@teleperformance.com)
Michel **PESCHARD**, Corporate Secretary, Board Member +33-1.55.76.40.22
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 44

Teleperformance Receives *Customer Inter@ction Solutions*® Magazine's 2006 Product of the Year Award

Customer Contact Management System Honored for Outstanding Innovation

Salt Lake City, Utah, February 19, 2007 –Teleperformance announced today that its proprietary Customer Contact Management System (CCMS), has received a 2006 Product of the Year Award from Technology Marketing Corporation (TMC®)'s *Customer Inter@ction Solutions®* magazine. The magazine has been the leading publication covering CRM, call centers and teleservices since 1982.

Teleperformance's CCMS platform integrates client enterprise contact center management reporting needs from a wide range of systems and departments into a single web-based system. CCMS delivers full automation of critical reporting in a manner that optimizes efficiencies, quality, costs, performance and analytical decision making in all areas and at all levels of contact center operations. The system is only available to Teleperformance clients and is not offered as a hosted solution.

Nadji Tehrani, Executive Group Publisher and Editor-in-Chief of *Customer Inter@ction Solutions* magazine said: "*Each year, we recognize companies that have demonstrated excellence in technological advancements and application refinements. Teleperformance has proven they are committed to quality and excellence in solutions that benefit the customer experience as well as ROI for the companies that use them. I am pleased to honor their hard work and accomplishments and look forward to more innovative solutions from Teleperformance in the future.*"

Brent Welch, CEO of Teleperformance United States commented: "*We are delighted to receive this award and recognition from a respected third party industry resource. What's even more important to us is how CCMS continues to benefit our clients in terms of overall performance and results optimization. Our clients are the largest and most sophisticated contact center users in the world. They tell us that CCMS is one of several clear Teleperformance differentiators versus both competitors and their own in-house contact center operations. CCMS really is an amazing system and fully designed to maximize all aspects of our operations and the customer lifetime value for our clients.*"

Dominic Dato, CEO of TeleperformanceUSAGroup added: "*We developed CCMS as a strategic and operational value-added tool for our clients complex requirements and our overall contact center management needs. The entire platform design is based on our many years of global contact center leadership and expertise. Based on the clear success we have achieved with CCMS, across a wide range of client applications, we are continuing its systematic deployment across the worldwide Teleperformance footprint. CCMS has dynamic capabilities and we continuously refine it to offer progressive advantages to our clients.*"

About Teleperformance:

Teleperformance (Euronext: FR 0000051807), the **world's co-leading provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2006, the Teleperformance Group achieved € 1,385 million revenues (US$ 1,824 million - exchange rate at December 31st, 2006: € 1 = US$ 1.317).

The Group operates nearly **56,500 computerized workstations with more than 70,000 employees (Full-Time Equivalents) across 263 contact centers (including 91 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 60 different languages and dialects on behalf of major international companies operating in various industries.

For more information, please visit: www.teleperformance.com

Teleperformance Contacts: (*mark@tpgroupinc.com*)

Mark PFEIFFER, Executive Vice President - External Relations,Teleperformance USA Group +1 832.347.0063

About TMC

Jan Pierret Technology Marketing Corporation (TMC) publishes four print publications: *Customer Interaction Solutions*, *INTERNET TELEPHONY*, *SIP Magazine* and *IMS Magazine*. TMCnet, TMC's Web site, is the leading source of news and articles for the communications and technology industries. Ranked in the top 2,600 sites in the world by alexa.com*, TMCnet serves more than one million unique visitors each month. TMC is also the first publisher to test new products in its own on-site laboratories, TMC Labs. In addition, TMC produces INTERNET TELEPHONY Conference & EXPO, The VoIP Developer Conference, VoIP Demo, IMS Expo and Call Center 2.0 Conference. TMCnet.com publishes more than 15 topical online newsletters. For more information about TMC, visit www.tmcnet.com. (*alexa.com is an amazon.com company that ranks Web sites by their traffic levels. Neither alexa.com nor amazon.com is affiliated with TMCnet.)

TMC Contact:

203-852-6800, ext. 228
jpierret@tmcnet.com

EXHIBIT 45

Early Redemption of 3.25% "OCEANE" Bonds (Convertible into and/or exchangeable for new or existing shares) issued in December 2003

Paris, 22 February 2007

The early redemption period for OCEANE bonds ended with the final bond conversion requests submitted up until and including **the 14th of February 2007**.

At the close of this operation, 7,393,256 OCEANE bonds were converted into 7,866,365 new shares in 2007, all carrying dividend rights commencing on the 1st of January 2007.

The **shares** will be **delivered on 23 February 2007** and will be traded under a **second quotation line, under code FR0010424556**, until the **payout date in 2007** for the **dividend paid in connection with fiscal year 2006**.

On 23 February 2007, CACEIS Corporate Trust Paris will redeem unconverted bonds in circulation on 15 February 2007, i.e. **15,517 OCEANE bonds**, at a unit price of **€21.19957, inclusive of interest**.

Consequently, **as of 23 February 2007, there will be no more OCEANE bonds in circulation.**

About Teleperformance



Teleperformance (Euronext : FR 0000051807), ranks as the **world's joint market leader in the supply** of outsourcing services for client relations and contact center management, **operating under various trade names**, including **Teleperformance** for acquisition strategies, increasing added-value and enhancing client services, as well as **TechCity Solutions** and **Cash Performance** which specialize, respectively, in technical assistance and debt collection. In 2006, the Teleperformance group posted revenues of 1.385 million euros (1.824 billion US dollars – at the exchange rate on 31 December 2006: 1 euro = 1.317 USD).
The group has approximately **56,500** computer work **stations and nearly 70,000-strong work staff (Full-time equivalents) spread over 263 contact centers (including 91 managed directly at certain clients' businesses) based in 42 countries.** It oversees programs in 60 languages and dialectes on behalf of large international companies, across a variety of industrial sectors.

For more information: www.teleperformance.com

Contacts at Teleperformance : (info@teleperformance.com)

Michel **PESCHARD**, Secretary General, Member of the Managing Board 01.55.76.40.22
Nadine **DAVESNE**, Press Relations, 01.46.67.63.44

EXHIBIT 46

Acquisition by TELEPERFORMANCE of 100% of the share capital of Twenty4help Knowledge Service AG

Paris, 13th of March 2007

Teleperformance had previously announced last **19th of January** the acquisition of 100% of the share capital of the company **Twenty4help Knowledge Service AG** from United Internet AG, **subject to the fulfilment of certain conditions precedent.**
Given that they have been fulfilled, in particular those relating to the submission of the audited annual financial statements for the year 2006 and the approval of German antitrust's authorities, the **transfer of ownership** was completed on the **12th of March 2007**.

The purchase price has been paid fully **in cash**.

About Teleperformance



Teleperformance (Euronext: FR 0000051807), the **world's co-leading provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2006, the Teleperformance Group achieved € 1,385 million revenues (US$ 1,824 million - exchange rate at December 31st, 2006: € 1 = US$ 1.317).
The Group operates nearly **56,500 computerized workstations with more than 70,000 employees (Full-Time Equivalents) across 263 contact centers (including 91 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 60 different languages and dialects on behalf of major international companies operating in various industries.

For more information, visit www.teleperformance.com

Teleperformance Contacts: (info@teleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Board Member	+33-1.55.76.40.22
Nadine **DAVESNE**, Press Relations	+33-1.46.67.63.44
	+33-6.07.15.05.43

EXHIBIT 47

Teleperformance

FINANCIAL YEAR 2006:

Teleperformance's results exceeded the objectives announced in November 2006

Sustained Growth Rate and Increased Profitability Ratios

REVENUES:	**€1,385.2 million, +15.8%**
INCOME FROM OPERATIONS:	**€131.3 million, +23.8%**
NET INCOME, GROUP SHARE:	**€70.9 million, +21.6%**
FREE CASH FLOW(*):	**€82.7 million, +49.8%**

Paris, March 15th, 2007 **–** The Teleperformance Supervisory Board met on March 15th, 2007 and examined **the consolidated accounts for the financial year 2006**, which highlighted the **following results:**

- **Revenues, based on published data,** were **€1,385.2 million** versus €1,195.8 million at December 31st, 2005, **increasing by 15.8%. On a comparable basis** (excluding foreign exchange and scope of consolidation effects), the Group's revenues **increased by 11.8%.**

- **Income from operations** amounted to **€131.3 million**, versus **€106.1 million** at December 31st, 2005, an increase close to **24%. The Operating Margin Rate** reached **9.5% of the Group's revenues**, versus **8.9%** at December 31st, 2005.

- **Net Income, Group Share, amounted to €70.9 million,** versus **€58.3 million** at December 31st, 2005, representing an **increase close to 22%,** exceeding the **€70 million objective** announced last November.

- **Free Cash Flow (*) strongly increased** and amounted to **€82.7 million,** versus **€55.2 million** at December 31st, 2005, i.e., **an increase close to 50%.**

  A Positive Cash balance which amounted to €128 million at December 31st, 2006, versus a Net Financial Indebtedness of €178.6 million at December 31st, 2005.

- **A dividend of €0.37 per share, increasing by 23%, will be subject to the approval of the General Shareholders' Meeting on June 1st, 2007.**

(*) Net Cash Flow from operating activities after deducting net tangible and intangible investments.

Summary of Consolidated Accounts (in Millions of Euros)	31/12/2006	31/12/2005
Revenues	**1,385.2**	**1,195.8**
Income from Operations	**131.3**	**106.1**
Operating margin rate	9.5%	8.9%
Financial result	-15.3	-12.2
Tax expenses	-41.9	-33.1
Net Profit Before Discontinued Operations	**74.1**	**60.8**
Incl. Group Share	70.9	57.2
Net Profit from Discontinued Operations	-	1.5
Net Income	**74.1**	**62.3**
Incl. Group Share	**70.9**	**58.2**

The Teleperformance Group's financial structure was modified as follows:

Consolidated Financial Structure (in Millions of Euros)	31/12/06	31/12/05
Cash Flow	**141.7**	**120.5**
Change in Working Capital Requirements	**+0.5**	**-17.8**
Net Cash Flow from Operating Activities	**142.2**	**102.7**
Capex	-59.5	-47.5
Free Cash Flow	**82.7**	**55.2**
Net Financial Investments (Equity Shares)	-22.9	-8.0
Total Consolidated Shareholders' Equity	739.4	440.7
Consolidated Shareholders' Equity, Group Share	726.4	426.7
Financial Liabilities	-306.2	-330.4
Including Current Financial Liabilities	-245.5	-147.7
Cash & Cash Equivalents (excluding bank credits)	+434.2	+151.8
Net Cash / Net Financial Indebtedness*	**+128.0**	**-178.6**
* including financial expenses related to minority interest purchase commitments:	**49.3**	**56.4**

I.- 2006 ANNUAL ACTIVITY REPORT

Consolidated revenues amounted to **€1,385.2 million, i.e. a 15.8% increase** based on published data. **If not considering the foreign exchange effect,** the consolidated revenues would have **increased by 14.7%.**

On a comparable basis (excluding foreign exchange and scope of consolidation effects), the Group's revenues grew by **11.8%,** and this increase was equally split over the network:

- -NAFTA: +11.1%
- -Europe: +12.3%
- -Other: +12.2%

The main **external growth transactions** were achieved in:

- ✓ **the NAFTA region** with the acquisition of **MCCI (Canada),** which was consolidated as of January 1st, 2006
- ✓ **Europe** in the following countries:
  - **-Russia: Direct Star,** which was consolidated as of January 1st, 2006
  - **-Hungary: Photel,** which was consolidated as of July 1st, 2006
  - **-Switzerland: SCMG,** which was consolidated as of December 1st, 2006.

The **geographical distribution (in %) of Teleperformance's revenues** was modified as follows:

In %	31/12/06	31/12/05	Variation
Europe	46.5	48.6	-2.1
including France	*21.4*	*23.4*	*-2*
NAFTA(*)	41.0	40.0	+1.0
Other	12.5	11.4	+1.1
Total	100	100	

(*) North America and Mexico

II. PROFITABILITY

Income from operations amounted to **€131.3 million**, versus €106.1 million in 2005, **an increase close to 24%.**
The Operating Margin Rate represented **9.5%** of the Group's revenues, versus **8.9%** in 2005.
This result includes:

- an **expense** of **€5.2 million,** corresponding to the evaluated amount of benefits obtained by the Teleperformance employees with the implementation of the **stock option plans** granted in June 2004 and August 2006.

- a **net income** of **€4.2 million,** generated by the sale of investments in affiliates and an investment property in 2006.

The EBITDA amounted to **€186.9 million,** representing **13.5% of the Group's revenues.**

Net financial expenses increased by €3.1 million, amounting to **€15.3 million**, versus €12.2 million in 2005. **To the extent of €1.7 million, this increase** resulted from the **impact of the IAS 32/39 implementation** corresponding to **a financial expense of €5.9 million** in 2006 versus €4.2 million in 2005.

The **corporate tax** amounted to **€41.9 million**, versus €33.1 million in 2005.
The **average tax rate** amounted to **36.1%**, versus 35.2% at December 31st, 2005.
This **rate was impacted by consolidation adjustments** related to the application of IFRS (impairment loss, share-based payments, OCEANE bond issue, interest rate swap, financial expenses related to minority shareholder commitments), which were not tax deductible.
Excluding the effect of these items, **the average tax rate** was **32.6%** in 2006, versus 31.4% in 2005.

As a result, the Group's **net income** amounted to **€74.1 million**, versus €62.3 million in 2005.
As **Group Share**, it amounted to **€70.9 million**, versus €58.3 million in 2005, **an increase close to 22%.**

III. FINANCIAL STRUCTURE

The Teleperformance Group's **Net Cash balance** was positive and amounted to **€128 million** at December 31st, 2006 versus a **Net Financial Indebtedness of €178.6 million in 2005.**

Financial Liabilities amounted to €306.2 million, including €158.3 million related to the OCEANE bonds.
At December 31st, 2006, **Total Consolidated Shareholders' Equity** represented **€739.4 million,** including **€726.4 million as Group Share,** versus €426.7 million in 2005.

The **main variations** recorded in the **balance sheet** were related to:

- **the capital increase** -a net amount of **€257.1 million**- completed in **November 2006.**
- **the reclassification of the OCEANE bonds to current financial liabilities**, as **agreed in January 2007 to implement the anticipated redemption clause** included in the Information Note.
- **the reduction of the Group's consolidated net indebtedness** resulting from the **significant increase in free cash flow** from **ordinary activities, which reached €82.7 million last year,** versus €55.2 million in 2005.

Cash Flow from operating activities amounted to €141.7 million in 2006, versus €120.5 million, **an increase of 17.6%.**
In 2006, the Teleperformance Group's **working capital requirements strongly reduced. Excluding foreign exchange and scope of consolidation effects,** working capital requirements **decreased by €0.5 million** in comparison with 2005.
Such improvement is related to:

- **the Group's strong growth rate** recorded at the **end of the year 2005,** which had contributed to the increase in working capital requirements on the date of closing of the accounts,
- the policy that has been implemented within the Group for one year, aiming at **reducing the receivables collection period.**

As for **Capex,** in 2006 they represented a net amount of **€59.5 million** (not including finance lease transactions), versus €47.5 million in 2005.
This figure includes the sale of a **building** located in Puteaux (France), i.e., an amount of **€1.7 million.**
Free Cash Flow eventually **amounted to €82.7 million,** versus **€55.2 million** at December 31st, 2005, i.e., **an increase close to 50%.**

Disbursements related to **external growth transactions** reached **€27.1 million** over the same period. **These transactions** were mainly achieved **in Europe (Russia, Hungary and Switzerland) and in South America (Argentina and Brazil).**
Disposal of investments in affiliates generated **cash (net of taxes) of €4.2 million,** mainly resulting from the **disposal of non-strategic activities,** as well as from the sale of the Group's European **Market Research** operations.

Net cash inflows related to financing activities amounted to **€228.6 million.**
The amount of **dividends distributed** by the Teleperformance Group was **€14.5 million,** including €3.9 million distributed by the subsidiaries to minority shareholders.
Financial liabilities decreased by a net amount of €14.5 million.

Finally, considering *all* these transactions and excluding foreign exchange and scope of consolidation effects, in 2006 **the Group's Net Cash Flow increased by €288.6 million, including €257.1 million from the capital increase.**

The evolution of the Group's net financial indebtedness (in Millions of Euros) was as follows:

Net Financial Indebtedness at January 1st, 2006	**-178.6**
Free Cash Flow(*)	+82.7
Net Impact from the scope of consolidation effects	-22.9
Dividends paid out	-14.5
Translation adjustments	+2.3
Other (including leasing and swaps)	+1.9
Variation before capital increase	**+49.5**
Capital Increase	**+257.1**
Net Cash Balance at December 31st, 2006	**+128.0**

(*) Net Cash Flow from operating activities after deducting net tangible and intangible investments

IV.- DIVIDENDS IN 2006 = €0.37 distributed per share

During the Shareholders' General Meeting which will be held on June 1st, 2007, the Board of Directors will suggest to set the dividend amount to **€0.37 per share, increasing it by 23%.**

About Teleperformance



Teleperformance (Euronext: FR 0000051807), the **world's co-leading provider** of outsourced CRM and contact center services, **operates under various brands,** such as **Teleperformance** for customer acquisition, customer service and customer growth programs, as well as **TechCity Solutions** and **Cash Performance** respectively specializing in technical support and debt collection. In 2006, the Teleperformance Group achieved €1,385 million revenues (US$1,824 million - exchange rate at December 31st, 2006: €1 = US$1.317).
The Group operates nearly **56,500 computerized workstations with more than 70,000 employees (Full-Time Equivalents) across 263 contact centers (including 91 contact centers directly managed in clients' premises) in 42 countries,** and conducts programs in more than 60 different languages and dialects on behalf of major international companies operating in various industries.

For more information, visit: www.teleperformance.com

Teleperformance Contacts: (info@teleperformance.com)

Michel **PESCHARD**, Corporate Secretary, Board Member +33-1.55.76.40.22
Nadine **DAVESNE**, Press Relations +33-1.46.67.63.44
+33-6.07.15.05.43

EXHIBIT 48

Teleperformance

Focusing on our core business:
Sale of the shareholding in Noble Systems

Paris March 16th 2007: Teleperformance has completed the **sale of its shareholding in Noble Systems Corporation**, a subsidiary specialized in the **development of software** located in Atlanta, **Georgia (United States)** and held at 51% by the group.

This transaction occurs in the framework of the group policy aiming to focus on the core business, which started a few years ago.

The shares held by Teleperformance have been sold to **James K. Noble, current CEO and founder**, through the company.

The sale will result in a capital gain in the consolidated financial statements for the 2007 fiscal year of the Teleperformance Group.

About Teleperformance



Teleperformance (Euronext : FR 0000051807), ranks as the **world's joint market leader in the supply** of outsourcing services for client relations and contact center management, **operating under various trade names**, including **Teleperformance** for acquisition strategies, increasing added-value and enhancing client services, as well as **TechCity Solutions** and **Cash Performance** which specialize, respectively, in technical assistance and debt collection. In 2006, the Teleperformance group posted revenues of 1.385 million euros (1.824 billion US dollars – at the exchange rate on 31 December 2006: 1 euro = 1.317 USD).
The group has approximately **56,500** computer work **stations and nearly 70,000-strong work staff (Full-time equivalents) spread over 263 contact centers (including 91 managed directly at certain clients' businesses) based in 42 countries.** It oversees programs in 60 languages and dialectes on behalf of large international companies, across a variety of industrial sectors.

For more information: www.teleperformance.com

Contacts at Teleperformance : (info@teleperformance.com)

Michel **PESCHARD**, Secretary General, Member of the Managing Board 01.55.76.40.22
Nadine **DAVESNE**, Press Relations, 01.46.67.63.44

ANNEX B

BRIEF DESCRIPTIONS OF FRENCH LANGUAGE DOCUMENTS

1. Exhibit 4: *"Publication au Bulletin des annonces légales obligatoires (BALO) du nombre d'actions et des droits de vote"* (Publication in the *Bulletin des annonces légales obligatoires* (BALO), a French legal gazette, regarding the total number of shares and voting rights), dated February 27, 2006

Publication stating that on February 14, 2006 the total number of shares is equal to 35,312,416 and the total number of voting rights is equal to 40,719,267.

2. Exhibit 5: *"Publication au Bulletin des annonces légales obligatoires (BALO) du nombre d'actions et des droits de vote"* (Publication in the Bulletin des annonces légales obligatoires (BALO), a French legal gazette, regarding the total number of shares and voting rights), dated June 14, 2006

Publication stating that on June 1, 2006 the total number of shares is equal to 35,312,416 and the total number of voting rights is equal to 38,715,458 and on June 5, 2006 the total number of shares is equal to 35,322,416 and the total number of voting rights is equal to 38,725,458 following the conversion of OCEANEs (convertible bonds) and accordingly the issuance of new shares.

3. Exhibit 6: *"Publication au Bulletin des annonces légales obligatoires (BALO) du nombre d'actions et des droits de vote"* (Publication in the *Bulletin des annonces légales obligatoires* (BALO), a French legal gazette, regarding the total number of shares and voting rights), dated November 15, 2006

Publication stating that on November 6, 2006 the total number of shares is equal to 47,096,594 and the total number of voting rights is equal to 51,007,566 following the increase of capital of € 29,435,370.

4. Exhibit 7: *"Déclaration du nombre d'actions et des droits de vote"* (Declaration regarding the total number of shares and voting rights), dated December 27, 2006

Declaration stating that the total number of shares is equal to 47,096,702 and the total number of voting rights is equal to 51,007,674, following the conversion of OCEANEs (convertible bonds) on December 4, 2006 and accordingly the issuance of new shares.

5. Exhibit 8: *"Déclaration du nombre d'actions et des droits de vote"* (Declaration regarding the total number of shares and voting rights), dated December 31, 2006

Declaration stating that the total number of shares is equal to 47,205,673 and the total number of voting rights is equal to 51,115,845, following the conversion of OCEANEs (convertible bonds) on December 31, 2006 and accordingly the issuance of new shares.

6. Exhibit 10: *"Programme de rachat - Tableau de déclaration mensuelle des opérations réalisées par un émetteur sur ses propres titres"* (Share Buy-Back Program – Monthly statement regarding trading in its own shares), dated February 2, 2007

Declaration stating the total number of shares purchased under the share buy-back program from January 8, 2007 to January 31, 2007 are as follows:

- Teleperformance held 1,500 of its own shares on January 1, 2007,

- Teleperformance bought 441,779 of its own shares in January 2007, and

- Teleperformance sold 430,279 of its own shares in January 2007.

7. Exhibit 11: *"Déclaration du nombre d'actions et des droits de vote"* (Declaration regarding the total number of shares and voting rights), dated February 12, 2007

Declaration stating that the total number of shares is equal to 47,308,455 and the total number of voting rights is equal to 51,218,642, following the conversion of OCEANEs (convertible bonds) on January 15, 2007 and accordingly the issuance of new shares.

8. Exhibit 12: *"Déclaration du nombre d'actions et des droits de vote"* (Declaration regarding the total number of shares and voting rights), dated February 23, 2007

Declaration stating that the total number of shares is equal to 55,076,030 and the total number of voting rights is equal to 58,988,053, due to an increase of 5% between two ordinary shareholders' meetings

9. Exhibit 13: *"Programme de rachat - Tableau de déclaration mensuelle des opérations réalisées par un émetteur sur ses propres titres"* (Share Buy-Back Program – Monthly statement regarding the trading in its own shares), dated March 5, 2007

Declaration stating the total number of shares purchased under the share buy-back program from February 1, 2007 to February 28, 2007 are as follows:

- Teleperformance held 13,000 of its own shares on February 1, 2007,

- Teleperformance bought 310,114 of its own shares in February 2007, and

- Teleperformance sold 291,614 of its own shares in February 2007.

10. Exhibit 14: *"Déclaration du nombre d'actions et des droits de vote"* (Declaration regarding the total number of voting rights), dated March 19, 2007

Declaration stating that the total number of shares is equal to 55,102,740 and the total number of voting rights is equal to 59,014,763, following the exercise of stock options under the stock option plan dated June 25, 2001.

11. Exhibit 15 : *"Programme de rachat - Tableau de déclaration mensuelle des opérations réalisées par un émetteur sur ses propres titres"* (Share Buy-Back Program – Monthly statement regarding trading in its own shares), dated April 12, 2007

Declaration stating the total number of shares purchased under the share buy-back program from March 1, 2007 to March 31, 2007 are as follows:

- Teleperformance held 31,500 of its own shares on March 1, 2007,
- Teleperformance bought 242,027 of its own shares in March 2007, and
- Teleperformance sold 257,327 of its own shares in March 2007.

ANNEX C

The list below sets forth the material information the Company (i) is required to make public pursuant to the laws of France, its country of domicile, incorporation and organization; (ii) is required to file with or disclose to Euronext Paris; or (iii) is required to distribute to its shareholders, and setting forth the timing and source of the publication requirements.

A. INFORMATION MADE PUBLIC UNDER FRENCH LAW

1. **a.** Quarterly Publications: Publication in the *Bulletin des annonces légales obligatoires* (***BALO***), a French legal gazette, of its net sales (consolidated if available), derived from each branch of activity, for such fiscal quarter, each prior fiscal quarter in such fiscal year, the fiscal year to date, and the corresponding periods of the preceding fiscal year. However, the Company is permitted to not disclose some or all of the information where its disclosure could cause serious prejudice to the Company.

    - Date: Within 45 days after the close of each fiscal quarter.

    - Authority: Article R.232-12 of the French commercial code (the "***Code de Commerce***").

   b. The Company is also required to disclose on a quarterly basis to the AMF and on its website[1] information regarding: analysis of transactions and significant events that occurred during that period, having a significant financial impact in the Company's business and its affiliates; general description of financial statements of the Company and the entities that it controls during that period; net sales, derived from each branch of activity, for such fiscal quarter, each prior fiscal quarter in such fiscal year, the fiscal year to date, and the corresponding periods of the preceding fiscal year.

    - Date: Within 45 days after the close of the 1st and the 3rd fiscal quarter.

    - Authority: Article L.451-1-2 of the French Monetary and Financial Code (the "***CMF***") and Article 221-1 of *Règlement Général* of the AMF, as amended on January 4, 2007 ("***AMF Regulations***").

2. **a.** Half-Year Financial Statements: Publication in the BALO of: (i) an interim management report commenting on revenue and results for the first half of the year and describing the Company's business activity during that period, expected trends in business activity for the remainder of the year, and any significant events that occurred during the first half of the year, (ii) a statement of activity and results for the first half of the year, including total

[1] The AMF recommends that companies publish in a French newspaper the information (*information réglementée*) that it posts on its website, pursuant to Article 221-1 of the AMF Regulations (see AMF's press release dated January 20, 2007).

revenue and pre-tax profit on ordinary activities, and (iii) a report by the statutory auditors on the interim management report and statement of activity and results for the relevant period.

- Date: Within four months after the end of the first half of the fiscal year.

- Authority: Article L. 232-7 and Article R. 232-13 of the Code de Commerce.

b. The Company is also required to disclose a half-year financial report to the AMF and on its website. This report includes summary accounts, half-yearly activity report, a declaration from the persons assuming responsibility for these documents and an auditors' report regarding the summary accounts.

- Date: Within two months after the end of the first half of the fiscal year.

- Authority: Article L.451-1-2 of the CMF and Article 222-4 of AMF Regulations.

3. Preliminary Annual Financial Statements: Publication in the BALO of: (i) preliminary unconsolidated annual financial statements, including a balance sheet, income statement and explanatory notes, (ii) a proposal for the allocation of net earnings, and (iii) consolidated financial statements, if available, including a balance sheet, income statement and explanatory notes.

- Date: Within four months after the end of a fiscal year end and not less than 15 days prior to the annual general meeting of shareholders.

- Authority: Article R. 232-10 of the Code de Commerce.

4. **a.** Final Annual Financial Statements: *Sociétés anonymes* like the Company must file two copies of the following documents with the French commercial court clerk's office: (i) the approved unconsolidated annual financial statements, including a balance sheet, income statement and explanatory notes, (ii) a management report, together with a summary table listing the current delegations of powers given by the shareholders to the Board of Directors (or to the *directoire*) in respect of increases in capital and indicating the use which has been made of such delegations, (iii) the statutory auditors' report, including, if applicable, any remarks of the statutory auditors on amendments made at the annual general meeting in the accounts that were submitted to the shareholders, (iv) a set of consolidated financial statements, (v) the proposed allocation of net profit for the year, and (vi) inventory of the securities held by the Company at the end of the financial year.

- Date: Within one month of approval of the financial statements at the annual general meeting of shareholders.

- Authority: Articles L.225-100, paragraph 7; L.232-23 and R. 247-3 of the Code de Commerce.

b. Publication in the BALO is required for: (i) the approved annual financial statements, together with the statutory auditors' report, (ii) the resolution of the allocation of net earnings, as approved by the shareholders, and (iii) a set of consolidated financial statements.

- Date: Within 45 days from the approval of the Company's financial statements at the annual general meeting.

- Authority: Article R. 232-11 of the Code de Commerce.

If no modifications have been made since the date of the BALO publication mentioned in item A-3 above, a notice, referring to that prior publication, must be published in the BALO, along with the auditors' certification.

c. The Company should also disclose an annual financial report to the AMF and on its website. The annual financial report includes the annual financial statements, the consolidated financial statements, the management report, and auditors' reports regarding the annual and consolidated financial statements.

- Date: Within four months after the end of its fiscal year.

- Authority: Article L.451-1-2 of the CMF and Article 222-3 of the AMF Regulations.

5. Pro Forma Financial Information: In the case of a significant change having an impact on the financial accounts of more than 25%, a company is required to publish and file with the AMF pro forma financial information at least for the current financial year.

- Date: To be determined by the AMF.

- Authority: Article 222-2 of the AMF Regulations.

6. Auditor's Fees: The Company is required to issue a press release setting forth the fees paid to auditors of the company or its affiliates for any services rendered or advice given during such fiscal year, such as accounting, audit, legal, financial, tax, organizational or other services or advice.

- Date: Within four months following the end of the latest fiscal year.

- Authority: Article 222-8 of the AMF Regulations.

7. Share Capital: The total number of voting rights and shares comprising the share capital must be disclosed to the AMF and must be posted on the Company's website on a monthly basis if there has been a change from the previous month.

- Date: Monthly if there has been a change from previous month.

- Authority: Article L. 233-8-II of the Code de Commerce and Article 223-16 of the AMF Regulations.

8. Share Repurchase Program Description: If a company adopts a share repurchase program a description is required to be disclosed to the AMF and posted on the company's website containing: (i) the date of the general shareholders' meeting authorizing the program, (ii) the number of shares held directly or indirectly by the company, (iii) the division of shares held by purpose on the date of the publication of the description of the program, (iv) the purposes of the program, (v) the maximum amount of share capital, number of shares and features of the shares that the company intends to purchase and the maximum purchase price, (vi) the term of the program, and (vii) information regarding acquisitions, purchases or transfers of shares through a regulated market or off the market, distinguishing cash transactions, derivative transactions and open positions according to the summary reporting table provided in an AMF instruction, as part of the previous share buyback program up to the date of the publication of the description of the program.

- Date: The filing of the program description with the AMF must occur before the implementation of the program. A notice must also be published in a financial newspaper.

- Authority: Article 241-2 of the AMF Regulations.

9. **a.** Acquisition, Sale or Transfer of the Company's Own Shares: The Company must file a monthly report with the AMF indicating the transactions it entered into concerning its own shares each month.

- Date: Each month.

- Authority: Article L.225-209 a1.4 of the Code de Commerce and Article 241-4 of AMF Regulations.

b. Companies are required to post on their website the details regarding each transaction no later than seven trading days following the completion of each such transaction.

- Date: Within seven trading days following the completion of a transaction.

- Authority: Article 241-4 of the AMF Regulations.

10. Transactions by Directors: A company must file a notice with the AMF of any acquisitions, transfers, subscriptions or exchanges of securities carried out by the directors, executive officers and persons or companies having a close personal relationship with such directors or executive officers of the Company (*mandataires sociaux*), or by persons who have privileged information. No filing with the AMF is required if the aggregate amount of such transactions carried out during the year does not exceed €5,000.

- Date: Within five trading days of the receipt by the company of the declaration of each transaction.

- Authority: Article L.621-18-2 of the CMF and Article 223-22 and 223-23 of the AMF Regulations.

11. Declaration of the persons who have privileged information: Companies must draw up a list of the persons who have the power to take management decisions concerning the evolution and strategy of the company and who have regular access to privileged information concerning the company.

- Date: The list must be updated and communicated to the concerned persons and to the AMF every time there is a change.

- Authority: Article 223-24 of the AMF Regulations.

12. Document containing all information published during the preceding 12 months: Listed companies are required to file a document with the AMF listing all the information they have published or made public in France or abroad during the prior twelve months. Companies may also include this information in their annual reports.

- Date: Within 20 trading days following the publication of the preliminary financial statements in the BALO.

- Authority: Article 222-7 of the AMF Regulations.

13. Changes in Officers and Directors: A notice of any change in officers and directors is required to be published in an official French legal gazette. In addition, two copies of the shareholders' resolution authorizing the change must be filed with the French commercial court clerk's office. A declaration of the change also must be filed with the French Commerce and Companies Registry.

- Date: The publication in an official French legal gazette is required to be made before filing with the French commercial court clerk's office and with the French Commerce and Companies Registry. The shareholders' resolutions must be filed with the French commercial court clerk's office within one month of the shareholders' meeting. The declaration of change must be filed within one month following such change.

- Authority: Articles R. 210-3, R. 210-9, R. 123-66 and R. 123-105 of the Code de Commerce.

14. Amendments to the By-laws: Notices of amendments to a company's by-laws are required to be published in an official French legal gazette if such amendments relate to the company's (i) name, (ii) form, (iii) amount of share capital, (iv) registered office, (v) corporate purpose, (vi) term, (vii) participation in general meetings and the exercise of the voting rights, or (viii) restrictions on transfers of shares. In addition two copies of the shareholders' resolution authorizing the amendments to the by-laws and the amended by-laws must be filed with the French commercial court clerk's office. Also, a declaration of modification must be filed with the French Commerce and Companies Registry if the amendments to the by-laws relate to the company's (i) name, (ii) form, (iii) amount of share capital, (iv) registered office, (v) main areas of business, (vi) term, or (vii) date of the end of the financial year.

- Date: The publication must be made before notice of the change is filed with the French commercial court clerk's office and the French Commerce and Companies Registry. The shareholders resolutions must be filed within one month of the shareholders' meeting. The declaration of change must be filed within one month of the change.

- Authority: Article R. 210-9, R. 210-11, R. 123-66 and R. 123-105 of the Code de Commerce.

Furthermore, companies are required to communicate to the AMF the draft of the amendments to the by-laws.

- Date: The communication must be made before the notice of the general meeting.

- Authority: Article 223-19 of the AMF Regulations.

15. Companies are required to promptly issue a press release with respect to any privileged information which may have a significant effect on the prices of companies' shares. This press release must be filed with the AMF at the latest at the time it is made available to the public and must be posted on the company's website. Any material change in the information so disclosed must be made public in accordance with the same conditions.

- Date: As soon as possible.

- Authority: 223-2, 223-10 and 621-1 of the AMF Regulations.

Companies may decide, however, to defer disclosure of privileged information in order to protect their legitimate interests, provided that such non-disclosure is unlikely to mislead the public and provided that companies are in a position to ensure confidentiality by controlling access to that information, in particular by: (i) implementing effective security measures to prevent access to that information by persons other than those who require access in order to perform their duties within companies, (ii) taking the necessary steps to ensure that every person granted access to that information is aware of the legal and regulatory obligations associated with such access and has been warned of the penalties imposed for unauthorized use or distribution of that information, and (iii) introducing the necessary procedures to disclose that information immediately in the event that companies have been unable to ensure confidentiality.

- Authority: 223-2 of the AMF Regulations.

16. If a company is preparing a financial transaction likely to have a significant impact on the market price of its securities or on the financial position and rights of holders of its securities, such company is required to disclose the characteristics of the transaction to the public as soon as possible.

If confidentiality is temporarily necessary to carry out the transaction, however, and if such company is able to ensure such confidentiality, a company may decide to defer the disclosure of those characteristics.

- Date: As soon as possible.

- Authority: Article 223-6 of the AMF Regulations.

17. Companies are required to issue and post on their websites a press release disclosing: (i) any change in the rights attaching to the various classes of shares, including changes in the rights attaching to derivative instruments issued by companies and giving access to their shares, (ii) any change to the terms and conditions of issuance that may directly affect the rights of holders of securities other than equities, and (iii) new loan issues and, in particular, any guarantee or security in respect thereof.

    - Date: As soon as possible.

    - Authority: Article 221-1 and 223-21 of the AMF Regulations.

18. Any person or company, acting alone or in concert, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25 %, 33.33%, 50%, 66.66%, 90% or 95% of the outstanding shares or voting rights of a French listed company or that increases or decreases its shareholding or voting rights above or below any of those percentages must notify the company and the AMF within five trading days from the date it crosses the threshold. The AMF makes this information public.

    - Date: Within five trading days from the date it crosses the threshold.

    - Authority: Paragraphs 1 and 2 of Article L.233-7 of the Code de Commerce, Article R. 233-1 of the Code de Commerce and Article 223-11 et seq. of the AMF Regulations.

19. Persons or companies that increase their ownership above 10% or 20% of the outstanding shares or voting rights of a listed company must file with the relevant company and the AMF, within ten trading days from the date they cross the threshold, a statement setting forth their intentions for the next twelve months. Any change in such intentions must be reported and made public in the same manner. The AMF makes this information public.

    - Date: Within ten trading days from the date it crosses the threshold.

    - Authority: Paragraph 7 of Article L.233-7 of the Code de Commerce.

20. Any clause in an agreement which allows preferential terms and conditions to be applied to the sale and purchase of shares which are quoted on a regulated stock market and which amount to at least 0.5% of the capital or voting rights of a company that issued those shares must be submitted within five trading days of the signing of the agreement or of the addendum containing the clause concerned, to such company and to the AMF. Failing such submission, the effects of that clause are suspended, and the parties are released from their undertakings while any public offer or sale is in progress.

    The company and the AMF must also be informed of the date on which the clause lapses. Clauses in agreements entered into before the date of publication of Law No. 2001-420 of

15 May 2001 relating to the new financial regulations which had not been sent to the AMF by that date must be sent to it in the same way, within six months, and subject to the effects indicated in the paragraph above.

- Date: Within five trading days from the date of the signing of an agreement or of an addendum containing such clause.

- Authority: Article L.233-11 of the Code de Commerce and Article 223-18 of the AMF Regulations.

21. Persons holding, alone or in concert, more than 10% of a company's share capital, as well as a company's directors and officers (*dirigeants*), must inform the AMF of the number of shares that they have sold to such company.

- Date: Each month.

- Authority: Article 241-5 of the AMF Regulations.

22. Prior to a financial transaction, listed companies are required to prepare a draft prospectus, containing the required information related to the contemplated transaction, pursuant to the AMF Regulations. Companies submit a draft prospectus to the AMF for its approval (a *visa*). A notice related to the transaction is published in the French legal gazette and a detailed press announcement related to the transaction is published in a financial newspaper of national distribution, the contents of which are subject to the AMF's review.

- Date: Prior to such financial transactions.

- Authority: *Livre* II, *Titre* I and *Titre* III of the AMF Regulations.

23. A listed company may issue annually and register with the AMF a document called *Document de Référence*, containing information about the company. The *Document de Référence* should be supplemented by an offering circular, called *Note d'Opération*, for each public offering of securities.

- Date: *Document de Référence* is issued annually, following the end of each fiscal year. *Note d'Opération* is needed only when a transaction is contemplated.

- Authority: Article 212-13 of the AMF Regulations.

24. Other Information: Under the Code de Commerce, a notice must be published in a *journal d'annonces légales* (journal of legal announcements), and in the BALO and the relevant decision must be filed with the Clerk of the Tribunal de Commerce in Paris, within 30 days following any of the following events:

(i) a change in certified public accountants (Articles R. 210-3 and R. 210-9 of the Code de Commerce);

(ii) the incurrence of significant losses by a company (losses reducing the shareholders' equity below one half of the share capital) (Articles L.223-42, L.225-248, R. 223-36 and R. 225-166 of the Code de Commerce);

(iii) the dissolution of a company or the total cessation of its business activities (Articles R. 237-2, R. 237-3 and R. 237-8 of the Code de Commerce); or

(iv) a merger with another entity (in which case the notice must contain information about the other relevant entity or entities) (Article R. 236-1 of the Code de Commerce).

B. INFORMATION FILED WITH OR DISCLOSED TO EURONEXT PARIS

1. A company must ensure equal treatment of all shareholders in the same position and all holders of debt securities issued as part of the same issue with regard to the rights attached to such securities. Such company should also provide all necessary information to Euronext Paris to enable holders of listed securities to exercise their rights.

    - Date: No date is required, as this is a general and continuing obligation.

    - Authority: Article 61003 of Euronext Harmonized Rules, dated March 1, 2007.

2. At least two trading days before any events affecting the securities of a company, the company must disclose to Euronext Paris any information regarding its securities, such as: (i) amendments that affect the respective rights of different categories of shares, depository receipts for shares and equity securities or debt securities, (ii) any issuance or subscription of securities, notably when it involves pre-emptive rights and preference periods, (iii) any business combination or split, (iv) any changes of transfer agent or paying agent, (v) announcement of any distribution, (vi) payment and detachment of any dividend or interest, (vii) coupons being declared without value, (viii) redemption of securities, notably redemption prior to maturity, (ix) any prospectus relating to public offerings, (x) if applicable, an annual report on the status of liquidation and indication of the reasons preventing the completion of such liquidation and more generally any decision regarding any situation of bankruptcy or insolvency, (xi) any other event or information which, on publication by or on behalf of a company, may modify the price of the company's securities, (xii) the admission to listing or trading on any regulated market or other organized market that is subject to equivalent standards, and (xiii) any substantial modifications in the structure of its share ownership.

    - Date: Two trading days before any such event.

    - Authority: Article 61004 of Euronext Harmonized Rules, dated March 1, 2007.

3. Companies must disclose to Euronext Paris, no later than when the company is required to make such information public, any information regarding the listed securities, such as, (i) annual and interim reports including financial statements with auditors' reports, if any, (ii)

information required to be filed with the AMF in respect of changes in its share ownership, (iii) changes to the nature of its activities or amendments to its by-laws, (iv) legal announcements of special and general meetings, and (v) all periodic and occasional information required to be made public.

- Date: No later that when such information is made public.

- Authority: Article 61005 of Euronext Harmonized Rules, dated March 1, 2007.

C. INFORMATION DISTRIBUTED TO SHAREHOLDERS

1. Management Report prepared by the board of directors (or the *directoire*) and a report by the supervisory board (*conseil de surveillance*) :

   - Date: Prior to presenting the company's financial statements to shareholders.

   - Authority: Articles L. 225-100, paragraph 2 and L. 232-1-II and L. 225-68, paragraph 6 of the Code de Commerce.

2. Chairman's Report on Corporate Governance and Internal Control

   - Date: No later than the date on which the Management Report is filed with the French commercial court, which may not be more than one month after the annual general meeting held to approve the financial statements.

   - Authority: Articles L. 225-37 and L. 225-68, paragraph 7, of the Code de Commerce.

3. Statutory Auditor's Report

   - Date: At the same date as the Management Report.

   - Authority: Articles L. 225-235 of the Code de Commerce.

4. Notices to Shareholders: Notice to attend the general meeting must be published in an official French legal gazette and in the BALO and sent to each shareholder.

   - Date: The publication in an official legal gazette must occur at least 15 days before the meeting. The publication in the BALO must occur 35 days before the meeting.

   - Authority: Articles R. 225-66, R. 225-67, R. 225-69 and R. 225-73 of the Code de Commerce.

5. **a.** Proxy Statements: The following documents and information must be enclosed with the proxy forms addressed to shareholders: (i) the agenda for the meeting, (ii) the text of the proposed resolutions prepared by the board of directors (or the *directoire)*, (iii) a summary of the company's financial situation for the past fiscal year, in addition to a summary table

listing the financial results of the company for the past five years, (iv) a request form for the documents and information mentioned in the first paragraph, (v) a ballot, (vi) instructions as to how a shareholder may be represented at the meeting, (vii) instructions as to how a shareholder who cannot attend the meeting may (a) give a proxy to another shareholder or his/her spouse, (b) cast a vote by mail, or (c) send a proxy to the company, and (viii) a reminder that the shareholder may not return both the proxy form and ballot paper to the company.

- Date: 15 days before the meeting.

- Authority: Articles L.225-115, R. 225-81, R. 225-83 and R. 225-88 of the Code de Commerce.

b. Companies must issue and post on their websites a press release describing the ways they disclosed the information contained in Article 135 of the Decree.

- Date: As soon as the meeting is convened and not less than 15 days prior to the meeting.

- Authority: Article 221-1 of the AMF Regulations and Article R. 225-83 of the Code de Commerce.

6. Report on Insider Holdings. The board of directors (or the *directoire*) is required to provide each year at the general meeting a report showing the number of shares held by employees on the last day of the financial year, as well as other insider holding information.

- Date: Annually at the general meeting.

- Authority: Articles L.225-102 and L.225-102-1 of the Code de Commerce.

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